Registration Nos. 333-

811-09725

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT No. N/A

POST-EFFECTIVE AMENDMENT No. N/A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. N/A

THE GUARDIAN SEPARATE ACCOUNT N

(Exact Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(Name of Depositor)

7 Hanover Square, New York, New York 10004

(Complete Address of Principal Executive Offices)

(212) 598-8359

(Depositors Telephone Number)

RICHARD T. POTTER, JR., ESQ.

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

(Name and address of agent for service)

Copy to:

Steve Roth

Sutherland, Asbill & Brennan

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Approximate Date of Proposal Public Offering: Upon the effective date of this Registration Statement.

The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b), or

☐	on pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(i), or

☐	on pursuant to paragraph (a)(i) of Rule 485

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously-filed post-effective amendment.

The Registrant has registered an indefinite number of its shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The notice required by such rule for the Registrant’s most recent fiscal year was filed on March 9, 2011.

1, 2011	Securities Act of 1933 File No. 333-

PROSPECTUS FOR EXECUTIVE BENEFITS GATEWAY VUL

A VARIABLE UNIVERSAL LIFE POLICY

Issued by The Guardian Insurance & Annuity Company, Inc. through

The Guardian Separate Account N

7 Hanover Square, New York, NY 10004

Executive Benefits Gateway VUL (the “Policy” or “Policies”) is a flexible premium variable universal life insurance policy designed for use by corporations and other employers to provide life insurance and to finance other employee benefits. If your primary need is not life insurance protection, then purchasing this Policy may not be in your best interest. The Policy is designed to provide lifetime insurance protection together with flexibility in the timing and amount of premium payments, how premiums are invested, and the amount of coverage. The policyowner bears the risk of investment losses for any premiums or cash values allocated to the variable investment options. A fixed-rate option is also available for allocation of Net Premiums and Policy Account Value. Special limits apply to transfers out of the fixed-rate option.

The following mutual funds correspond to the variable investment options available through this product.

RS Investment Management Co. LLC
(Class I)

RS Large Cap Alpha VIP Series

RS S&P 500 Index VIP Series

RS High Yield VIP Series

RS Low Duration Bond VIP Series

RS Partners VIP Series

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Small Cap Growth Equity VIP Series

RS Investment Quality Bond VIP Series

RS Money Market VIP Series

RS Investment Management Co. LLC
(Class II)

RS Global Natural Resources VIP Series

AllianceBernstein L.P. (Class B)

AllianceBernstein VPS Global Thematic Growth Portfolio

AllianceBernstein VPS Growth and Income Portfolio

AllianceBernstein VPS International Value Portfolio

AllianceBernstein VPS Large Cap Growth Portfolio

AllianceBernstein VPS Real Estate Investment Portfolio

AllianceBernstein VPS Value Portfolio

ALPS Advisors, Inc. (Class II)

Ibbotson Balanced ETF Asset Allocation Portfolio

Ibbotson Growth ETF Asset Allocation Portfolio

Ibbotson Income and Growth ETF Asset Allocation Portfolio

American Century Investment Management, Inc. (Class 1)

American Century VP Capital Appreciation Fund

American Century VP Mid Cap Value Fund

BlackRock Advisors, LLC (Class III)

BlackRock Global Allocation V.I. Fund

Davis Selected Advisers, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Delaware Management Company (Service Class)

Delaware VIP Diversified Income Series

Delaware VIP Emerging Markets Series

Delaware VIP Limited-Term Diversified Income Series

Fidelity Management & Research Company
(Service Class 2)

Fidelity VIP Contrafund® Portfolio

Fidelity VIP Freedom 2020 Portfolio

Fidelity VIP Freedom 2030 Portfolio

Fidelity VIP High Income Portfolio

Fidelity VIP Mid Cap Portfolio

Franklin Advisers, Inc. (Class 2)

Templeton Global Bond Securities Fund

Franklin Advisory Services, LLC (Class 2)

Franklin Small Cap Value Securities Fund

Franklin Mutual Advisers, LLC (Class 2)

Mutual Shares Securities Fund

Fred Alger Management, Inc. (Class S)

Alger Capital Appreciation Portfolio

Gabelli Funds, LLC

Gabelli Capital Asset Fund

Invesco Advisers, Inc. (Series II)

Invesco V.I. Core Equity Fund

Invesco V.I. Government Securities Fund

Invesco V.I. Mid Cap Core Equity Fund

Invesco V.I. Utilities Fund

Invesco Van Kampen V.I. Growth and Income Fund

Janus Capital Management LLC (Service Shares)

Janus Aspen Balanced Portfolio

Janus Aspen Enterprise Portfolio

Janus Aspen Forty Portfolio

Janus Aspen Janus Portfolio

Janus Aspen Perkins Mid Cap Value Portfolio

Janus Aspen Worldwide Portfolio

Legg Mason Partners Fund Advisor, LLC (Class II)

Legg Mason ClearBridge Variable Appreciation Portfolio

Legg Mason ClearBridge Variable Mid Cap Core Portfolio

Legg Mason ClearBridge Variable Small Cap Growth Portfolio

Massachusetts Financial Services Company
(Service Class)

MFS® Growth Series

MFS® Research Series

MFS® Strategic Income Series

MFS® Total Return Series

OppenheimerFunds, Inc. (Service Class)

Oppenheimer Global Securities Fund/VA

PIMCO (Advisor Class)

PIMCO Real Return Portfolio

PIMCO Total Return Portfolio

Templeton Global Advisors Limited (Class 2)

Templeton Growth Securities Fund

Waddell & Reed Investment Management Company

Ivy Funds VIP Small Cap Growth

Wells Fargo Funds Management, LLC (Class II)

Wells Fargo Advantage VT International Equity Fund

This prospectus sets forth information that you should know about the Policy before investing. Please retain it for future reference. It must be accompanied by the current prospectuses for the foregoing variable investment options.

Please read these prospectuses carefully before investing.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.

The Securities and Exchange Commission has a Web site (http://www.sec.gov) that you may visit to view this prospectus and other information.

The Policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by GIAC. Guardian Investor Services LLC (GIS) serves as principal underwriter and distributor of the Policies and offers the Policies through its sales representatives or through sales representatives of broker-dealer firms who have entered into agreements with GIAC and GIS to sell the Policies and who are registered with FINRA and with the states in which they do business. More information about GIS and its registered persons is available at http://www.finra.org or by calling 800-289-9999. You can also obtain various investor brochures from FINRA.

POLICY SUMMARY

THIS SUMMARY outlines the principal features of the Policy, including Policy benefits and risks. It is qualified by the detailed explanation that follows the summary. A prospective purchaser should evaluate the need for life insurance and the Policy’s long-term investment potential before buying a Policy. In addition, it may not be advantageous to terminate existing life insurance coverage and replace it with a Policy. Variable life insurance is not a short-term investment.

WHAT IS VARIABLE LIFE INSURANCE AND HOW DOES IT WORK?

Variable life insurance is intended to provide important benefits:

•	a death benefit that is not taxable to your beneficiary; and

•	a cash value that can grow, with taxes on the growth being deferred.

You allocate your Net Premium payments and Policy Account Value among the variable investment options and the fixed-rate option. Most of these options provide variable returns. That’s why it’s called variable life insurance. If the investment options that you choose perform well, the cash value of your Policy may increase. As a variable life insurance policyowner, however, you bear the risk of investment losses to the extent that your cash values are invested in the variable options. Your Policy has no guaranteed cash value. The Policy is not suitable for short-term investment purposes.

WHAT ARE THE INSURANCE BENEFITS UNDER YOUR POLICY?

We pay a death benefit to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force.

Death benefit

The death benefit is equal to, your Policy’s Total Face Amount.

See “Death benefit.”

Supplemental Face Amount

You may purchase Supplemental Face Amount when the Policy is issued or at any time up until the Policy Anniversary nearest the insured’s 93rd birthday. The Supplemental Face Amount will be part of your Policy’s Total Face Amount until the insured’s Attained Age 100, at which time this coverage terminates. This option may not be available in all jurisdictions. See “Benefits and Policy Values.”

Tax benefits

In most cases, you are not taxed on earnings until you take earnings out of the Policy. The death benefit may be subject to federal and state estate taxes but your beneficiary will generally not be subject to income tax on the death benefit. See “Federal Tax Considerations.”

Terms we’ve used

In this document, “we,” “us,” “our” and “GIAC” refer to The Guardian Insurance & Annuity Company, Inc., and “you,” “your” and the “policyowner” refer to the policyowner. You can find definitions of special terms used in this prospectus in Appendix A.

Benefits

We pay a death benefit to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force. Life insurance may also provide certain tax benefits.

SUMMARY	PROSPECTUS	1

Flexible premium

payments

After you have paid the Minimum to Issue Premium you may pay premiums on your Policy at any time and, subject to certain minimums and maximums, in any amount during the lifetime of the insured.

Allocation options

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option.

Investment risks

Investment performance in the variable investment options may be unfavorable. You could lose everything you invest and your Policy could lapse without value if you do not pay additional premium. The rate of interest we declare for the fixed-rate option may decrease to the minimum guaranteed rate.

WHAT ARE PREMIUMS?

Premiums are the payments you make to buy and keep your insurance in force. There are several types of premiums associated with your Policy, which together form your Policy premium. See “Premiums.” After you have paid at least the Minimum to Issue Premium, you may pay premiums on your Policy at any time and, subject to certain minimums and maximums, in any amount during the lifetime of the insured subject to certain limits. However, if your Policy Account Value, less the Monthly Deduction and less Policy Debt, is less than zero on a Monthly Processing Date, your Policy may lapse. We will warn you if your Policy is in danger of lapsing. See “Default.”

WHAT ARE YOUR ALLOCATION OPTIONS?

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option. See “Your Allocation Options.” Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to limit these options in the future.

Each variable investment option invests in a mutual fund or a series of a mutual fund. The value of these options, and your Policy Account Value in them, will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for amounts allocated to the variable investment options and, if you invest in variable investment options, you will be subject to the risk that investment performance will be poor and that your Policy Account Value will decrease. If this happens, you could lose everything you invest and your Policy could lapse without value unless you pay additional premium.

You will find the investment objectives, policies, fees and expenses, and a comprehensive discussion of the risks of each of these funds listed in the accompanying prospectus for that fund. You should read the fund prospectuses carefully and consider the investment objectives, risks, fees and charges before investing in any variable investment option. See “The Variable Investment Options.”

Amounts allocated to the fixed-rate option earn a set rate of interest. You earn interest on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. Interest accrues daily at a minimum annual interest rate of 3%. GIAC sets the rate of interest for the fixed-rate option in its sole discretion, and you assume the risk that the rates we set might not exceed the minimum guaranteed rate. Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

2	PROSPECTUS	SUMMARY

CAN YOU TRANSFER THE MONEY IN YOUR POLICY AMONG DIFFERENT ALLOCATION OPTIONS?

To the extent that the money in your Policy is not being held as collateral against a loan, you can transfer it among the variable investment options, and into the fixed-rate option, at any time, subject to certain limitations on frequent transfer activity. See “Transfers among the Investment Options” and “Frequent Transfers among the Variable Investment Options.” We also limit transfers out of the fixed-rate option. See “Transfers from the Fixed-rate Option.” The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time, in our discretion, but not more than once per year.

DO YOU HAVE ACCESS TO THE MONEY YOU’VE INVESTED IN YOUR POLICY?

You may, within limits, make partial withdrawals from your Policy. See “Partial Withdrawals.”

You may also, within limits, borrow all or a portion of the loan value of your Policy, while the insured is living. There are risks associated with Policy loans. When you take a Policy loan, we transfer the amount of the loan out of the variable investment options and the fixed-rate option, and hold that amount in the Loan Account to serve as collateral. Amounts in the Loan Account do not participate in the investment experience of the allocation options. A loan, therefore, can affect the Policy Account Value and death benefit over time whether or not it is repaid. Outstanding loans reduce the amount available for withdrawal or surrender, and the amount we pay on the insured’s death. Your Policy may lapse (terminate without value) if your Policy Debt plus Monthly Deduction due on any Monthly Processing Date exceeds the Policy Account Value. If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, you may have to pay tax on the amount you still owe to your Policy. See “Policy Loans” and “Federal Tax Considerations.”

Finally, you may at any time surrender your Policy for the Net Cash Surrender Value. After you surrender your Policy, you no longer have insurance coverage.

Your Policy also has an Alternate Cash Surrender Value (referred to as “Alternate Net Cash Surrender Value” in your Policy). If you surrender your Policy at any time prior to the start of Policy Month 84 and do not apply the proceeds to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, you will receive your Policy’s Alternate Cash Surrender Value. This is the Policy Account Value, less Policy Debt, plus a refund of a portion of the premium charges, cost of insurance charges and administrative charges you have paid. Although there are no additional charges associated with the Alternate Cash Surrender Value, policies without this feature may have lower overall charges when compared to the Policy described in this prospectus.

Loan risks

Loans reduce the amount of Policy Account Value available for withdrawal or surrender, and the amount we pay on the insured’s death, by the amount of the indebtedness. Your Policy may lapse if your Policy Debt plus Monthly Deduction due on any Monthly Processing Date exceeds the Policy Account Value. A loan also may have negative tax consequences.

Surrender and

withdrawal risks

The Policy is designed to meet long-term financial goals. Surrenders and partial withdrawals may have negative tax consequences.

SUMMARY	PROSPECTUS	3

Tax risk

Tax laws, regulations and interpretations are subject to change. Such changes may impact the expected benefits of purchasing a Policy.

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender it or make partial withdrawals in the near future. We have designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment. Surrenders and partial withdrawals may have negative tax consequences. See “Surrendering Your Policy” and “Federal Tax Considerations.”

HOW IS YOUR POLICY AFFECTED BY TAXES?

We believe there is a reasonable basis for concluding that your Policy will be treated as a life insurance contract under federal tax law. However, due to limited guidance, there is some uncertainty about the application of the federal tax law to the Policy, particularly with respect to policies issued on an insured who does not meet our insurance requirements for standard coverage. Assuming that your Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although some other taxes, such as estate taxes, may apply. You should also note that the Pension Protection Act of 2006 added provisions to the Internal Revenue Code that deny tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain requirements are met. Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, taxable distributions made to a taxpayer who is under the age of 59 1/2 are subject to a 10% penalty tax. If the Policy is not a MEC: (i) distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income, (ii) loans will generally not be treated as distributions, and (iii) neither distributions nor loans will be subject to the 10% penalty tax. See “Federal Tax Considerations.”

Complex rules may apply when a Policy is held by an employer or a trust in connection with the provision of employee benefits. You should consult your legal and tax advisors if you are planning to purchase the Policy for this purpose.

WHAT DEDUCTIONS AND CHARGES DO YOU HAVE TO PAY?

The deductions and charges associated with maintaining your Policy are set forth in the “Charges and Deductions Tables” and in “Deductions and Charges.”

4	PROSPECTUS	SUMMARY

WHAT CHANGES CAN YOU MAKE TO YOUR POLICY?

Decreasing the Total Face Amount of the Policy

You may request a decrease in the Total Face Amount on any Policy Anniversary. The requested decrease must be at least $5,000 and the insured must be alive on the date the decrease will take effect. After giving effect to the decrease, the Policy’s Basic Face Amount cannot be lower than GIAC’s current minimum Basic Face Amount. See “Decreasing the Total Face Amount.” The Policy’s Total Face Amount may also be decreased when you request a partial withdrawal. See “Partial Withdrawals.”

Increasing the Total Face Amount of the Policy

On any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday and subject to our underwriting rules then in effect, you may request an increase in your Policy’s Total Face Amount. Increases will be issued in the form of Supplemental Face Amount. Certain limitations apply. See “Increasing the Total Face Amount.”

Exchanging your Policy for a fixed-benefit life insurance policy

You may exchange your Policy for a level premium fixed-benefit whole life insurance policy issued by GIAC or one of our affiliates prior to the second Policy Anniversary. There may be a credit or a cost to be paid. See “Exchanging a Policy.”

Canceling your Policy after it has been issued

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days after you receive your Policy; or

•	45 days after you sign the completed application for your Policy.

Longer periods may apply in some states. You should refer to your Policy for further details. Once we receive your notice, we will refund all of the premiums you paid, and your Policy will be considered void from the beginning. See “Your Right to Cancel Your Policy.”

COULD YOUR POLICY LAPSE?

Your Policy may lapse if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, and you do not make the required payment within 61 days of the time the Monthly Deduction is due.

If we see that your Policy is in danger of lapsing, we will warn you at least 30 days in advance. We will tell you the amount of the required payment that you must pay in order to keep your Policy in force, and will keep your Policy in force if we receive the required payment by the date requested. See “Default.”

Depending on the state in which your Policy is issued, you may receive more than 30 days’ notice that your Policy is in danger of lapsing. You should refer to your Policy for further details.

Risk of increase in

current fees and

expenses

Certain Policy fees and charges may be currently charged at less than their maximum amounts. We may increase these charges up to the guaranteed maximum levels.

Policy changes you

can make

With certain restrictions, you may:

•	request an increase or decrease in the Total Face Amount of your Policy;

•	exchange your Policy for a level premium fixed-benefit whole life insurance policy; or

•	cancel your Policy after it has been issued.

Risk of Policy lapse

Your Policy may lapse if you don’t pay enough Policy premium, if you have excess Policy Debt or if the investment options you have chosen perform poorly.

SUMMARY	PROSPECTUS	5

CHARGES AND DEDUCTIONS TABLES

The following tables describe the fees and expenses that are payable when buying, owning and surrendering the Policy. If the amount of the charge varies depending on the Total Face Amount and/or the individual characteristics of the insured — such as age, sex and underwriting class — the tables below show the maximum and minimum charges we assess under the Policy and the charges for a typical insured. The charges may not be typical of the charges you will pay. The first table describes the fees and expenses that are payable at the time that you buy the Policy, surrender the Policy or transfer Policy Account Value among the variable investment options and the fixed-rate option. For purposes of this table, all charges have been rounded to the nearest cent or hundredth, as applicable.

TRANSACTION FEES
Charge	When Charge Is Deducted or Imposed	Amount Deducted
Maximum Guaranteed Charge and Current Charge
Premium Charge[1]	Upon receipt of each premium payment	• 5% of premiums paid
Reinstatement Charge	Upon reinstatement of the Policy

(1)   Interest on any excess of Policy Debt over Policy Account Value at 6% per year, plus

(2)   Interest on the Policy Debt from date of lapse to date of reinstatement, plus

(3)   Interest on the sum of Monthly Deductions due but not collected from the date of lapse to the date of reinstatement.

		Maximum Guaranteed Charge	Current Charge
Transfer Charge	At the time of each transfer	$25 per transfer[2]	None
Maximum Guaranteed Charge and Current Charge
Exchange Charge[3]	At the time of replacement of Policy or a 1035 exchange of Policy
Maximum First Year Charge	At the time of replacement of Policy or a 1035 exchange of Policy	$30.69 per $1,000 of Basic Face Amount
Minimum First Year Charge	At the time of replacement of Policy or a 1035 exchange of Policy	$3.50 per $1,000 of Basic Face Amount
Exchange Charge for Representative Insured: a male, issue age 45, in the Guaranteed Issue Underwriting class, with a Policy Total Face Amount of $1,000,000 in the First Policy Year	At the time of replacement of Policy or a 1035 exchange of Policy	$9,600

Representative costs may vary from the costs you would incur. Ask for an illustration or see the “Policy Data” section of your Policy for more information on the costs applicable to your Policy.

[1]

The premium charge includes a charge for premium taxes, which vary from jurisdiction to jurisdiction and generally range from 0%-5%, with some municipalities in Kentucky charging an additional premium tax ranging up to 10% on first-year premiums only.

[2]	The first 12 transfers in a Policy Year are free.
[3]

The exchange charge is imposed at the time of replacement of a Policy, including a 1035 exchange of a Policy, during the first 10 Policy Years. The exchange charge decreases every year until it reaches 0% by the beginning of the 11th Policy Year.

6	PROSPECTUS	CHARGES AND DEDUCTIONS TABLES

The next table describes the fees and expenses that are payable periodically during the time that you own the Policy, not including the fees and expenses of the underlying fund companies. For purposes of this table, all charges have been rounded to the nearest cent or hundredth as applicable.

PERIODIC CHARGES (Other Than Mutual Fund Operating Expenses)
Amount Deducted
Charge	When Charge Is Deducted or Imposed	Maximum Guaranteed Charge	Current Charge
Mortality and Expense Risk Charge	Monthly	0.05% of Policy Account Value in the variable investment options (equal on an annual basis to 0.65%)	0.03% of Policy Account Value in the variable investment options (equal on an annual basis to 0.35%)[1]
Cost of Insurance Charge[2]
Maximum Charge	Monthly	$83.33 per $1,000 of Net Amount at Risk (NAR)[3]	$83.33 per $1,000 of NAR
Minimum Charge	Monthly	$0.04 per $1,000 of NAR[4]	$0.02 per $1,000 of NAR
Cost of Insurance Charge for Representative Insured: a male, issue age 45, in the Guaranteed Issue Underwriting class, with a Policy Total Face Amount of $1,000,000 in the first Policy Year	Monthly	$0.22 per $1,000 of NAR	$0.12 per $1,000 of NAR
Administrative Charge[5]
Maximum Charge	Monthly	$0.83 per $1,000 of Basic Face Amount	$0.83 per $1,000 of Basic Face Amount
Minimum charge	Monthly	$0.03 per $1,000 of Basic Face Amount	$0.03 per $1,000 of Basic Face Amount
Administrative charge for Representative Insured: a male, issue age 45, in the Guaranteed Issue Underwriting class, with a Policy Total Face Amount of $1,000,000 in the first Policy Year	Monthly	$0.03 per $1,000 of Basic Face Amount	$0.03 per $1,000 of Basic Face Amount
Interest on Policy Loans	Annually on the Policy Anniversary	4% annually on all outstanding Policy Debt[6,7]

Representative costs may vary from the cost you would incur. Ask for an illustration or see the “Policy Data” section of your Policy for more information on the costs applicable to your Policy.

[1]	Beginning in Policy Year thirteen, this charge decreases so that, on an annual basis, the current charge is equal to 0.25% of the Policy Account Value in the variable investment options.
[2]

The cost of insurance charge varies based on the insured’s age, sex and underwriting class. See “Deductions and Charges.” The cost of insurance charge shown may not be representative of the charges that you will pay. For more details, contact your Registered Representative.

[3]	The charge shown is for underwriting classes Preferred Plus NT, Preferred NT, non-smoker, standard and substandard.
[4]

The charge shown is for underwriting classes Preferred Plus NT, Preferred NT, non-smoker and standard. For substandard risks the minimum first year guaranteed charge per $1,000 of NAR is $0.05 and the minimum first year current charge is $0.03.

[5]	The administrative charge is imposed for the first 12 Policy Years only. This charge is based on the insured’s age, sex, and underwriting class.
[6]

After the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, the maximum guaranteed interest rate is 3.5% for all outstanding and new Policy loans, and the current interest rate is 3.1% for all outstanding and new Policy loans.

[7]

After taking into account the interest GIAC credits to the Loan Account, your effective rate of borrowing would be: (i) on a current basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and .1% thereafter on all outstanding and new Policy loans, and (ii) on a guaranteed basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and 0.5% thereafter for all outstanding and new Policy loans.

CHARGES AND DEDUCTIONS TABLES	PROSPECTUS	7

The next table describes the underlying mutual fund fees and expenses that you may pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds during the most recent fiscal year. More detail concerning these fees and expenses is contained in the prospectus for each underlying mutual fund.

ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES
	Minimum	Maximum
Annual Underlying Mutual Fund Operating Expenses[1] (expenses that are deducted from the assets of the underlying mutual funds including management fees, distribution (12b-1) fees, service fees and other expenses)	0.37%	1.70%

[1]

The range of Annual Underlying Mutual Fund Operating Expenses shown above does not take into account any contractual and/or voluntary arrangements under which the funds’ advisers currently reimburse fund expenses or waive fees. Please see the prospectus for each underlying fund for more information about that fund’s expenses.

The fee and expense information used to prepare the above table was provided to GIAC by the underlying funds. GIAC has not independently verified such information. In addition, it is based on amounts incurred during the underlying mutual funds’ most recent fiscal years. Please note that a decline in a mutual fund’s average net assets during the current fiscal year due to recent unprecedented market volatility or other factors could cause the expense ratios for a fund’s current fiscal year to be higher than the expense information utilized herein.

8	PROSPECTUS	CHARGES AND DEDUCTIONS TABLES

POLICY DIAGRAM

1

This diagram excludes the transfer charge, which is not being imposed currently. Interest on Policy Debt, repayments of Policy Debt and the operation of the Alternate Cash Surrender Value are also not reflected in the diagram.

POLICY DIAGRAM	PROSPECTUS	9

ABOUT THE POLICIES

Issuing the policy

A Policy must have Basic Face Amount coverage of at least $100,000.

THIS SECTION provides detailed information about the Policy. It explains your rights and responsibilities under the Policy, and those of GIAC. Because the laws and regulations that govern the Policy vary among the jurisdictions where the Policy is sold, some of the terms will vary depending on where you live. These terms of your Policy will be outlined in the Policy we send you.

PURCHASING A POLICY

General Information

The Policies described in this Prospectus are designed for use by employers to provide life insurance and to finance other employee benefits. While Executive Benefits Gateway VUL allows the policyowner the flexibility to pay premiums at any time and in any amount, subject to certain premium limitations set forth herein (see “Limitations on Premiums”), it is intended for policyowners who plan to fully fund the Policy in the initial Policy Years. Notwithstanding the foregoing, further premiums may be required thereafter if, at any time, Policy Account Value, less the Monthly Deduction and less Policy Debt is less than zero.

Each Policy must have a minimum Basic Face Amount of at least $100,000 ($250,000 for fully underwritten preferred plus non-tobacco (NT) Policies). Policies issued using Guaranteed Issue Underwriting cannot exceed an initial Total Face Amount of $4,000,000. Policies issued using Simplified Issue Underwriting cannot exceed an initial Total Face Amount of $3,000,000. We reserve the right to modify at any time the minimum and maximum required face amount for new Policies.

Generally:

•	The policyowner must be a corporation or other business entity or a trust domiciled in a state or jurisdiction in which we offer the Policy;

•	The insured must be between the ages of 20 and 80 (20 and 65 for Guaranteed Issue Underwriting) and meet our insurance requirements; and

•	There must be a first year premium of at least $5,000,000.

We may issue Policies to individuals falling outside the range of issue ages stated above, or decline to issue Policies to individuals within the range of issue ages. The insured under a Policy is usually an employee of the policyowner or sponsoring entity.

Minimum case size and expected premium amount are subject to our administrative rules and procedures then in place.

Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer versions of the Policies with the same benefits for men and women.

10	PROSPECTUS	ABOUT THE POLICIES

Underwriting

The Policies are available for purchase in the small business and corporate markets to groups that we approve. We will make an offer based on one of three underwriting methods, as determined by GIAC’S Underwriting Committee:

•

Guaranteed Issue Underwriting (“Conditional Issue” in Maryland) — Insureds who are part of cases eligible for Guaranteed Issue Underwriting are not required to undergo medical underwriting, but they must have been actively at work for three months prior to application. These cases must satisfy participation requirements.

•	Simplified Issue Underwriting — Insureds who are part of cases eligible for Simplified Issue Underwriting will not be required to provide as much information as insureds who are fully underwritten.

•	Full Underwriting — All insureds who are part of a case subject to Full Underwriting must meet certain health and other insurance risk criteria.

Generally, a group must include Policies on 10 lives for Guaranteed Issue Underwriting, five lives for Simplified Issue Underwriting and three lives for Full Underwriting with an expected minimum case premium of at least $50,000 annually. The employer must be the premium payor. The employer (or a trust established by the employer) is the policyowner and the beneficiary, and the employee is named as the insured.

Each underwriting classification is subject to our administrative rules and procedures then in place and as implemented by GIAC’s Underwriting Committee. Unless your Policy is issued under our Guaranteed Issue Underwriting program, we must receive evidence of insurability that satisfies our underwriting standards before we will issue your Policy.

Using Guaranteed Issue Underwriting or Simplified Issue Underwriting for a group of individuals may cause healthy individuals within the group to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by GIAC using different underwriting methods.

We require, prior to the issuance of a Policy, that the employee consent in writing to: (i) being insured under the Policy, (ii) the employer being a beneficiary of any proceeds payable upon the death of the employee, (iii) coverage continuing after employment terminates, and (iv) future increases in Total Face Amount under the Policy without additional consent (up to the maximum stated).

We may also underwrite a Policy at a corporate level to determine whether or not the risks and expenses associated with the insurance applied for is appropriate for us to assume in placing the Policy. We can provide you with the details of our underwriting standards.

ABOUT THE POLICIES	PROSPECTUS	11

We reserve the right to reject an application if it does not meet our underwriting or administrative requirements or for any reason permitted by law. Additionally, we reserve the right to modify our underwriting standards and administrative requirements on a prospective basis to newly issued Policies at any time.

Backdating your Policy

Under certain circumstances we will backdate your Policy if you ask us to, giving you a Policy Date up to six months before the date of application. Backdating your Policy will be allowed only to achieve a common Policy Date for all insureds in the same group. If we backdate your Policy, we will deduct on the Issue Date the Monthly Deductions due from the backdated Policy Date to the Issue Date. In certain circumstances, we may also require an additional premium payment to put a backdated policy in force. We will not backdate a Policy to a date before which the Policy was available.

Certain states may not permit us to backdate a Policy. You should refer to your Policy for further details.

Replacing a Policy

If you are interested in replacing an existing policy with this Policy, we recommend that you speak with your lawyer or tax advisor first. It may not be in your best interest to surrender, lapse, change or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You should talk to your financial professional or tax advisor to make sure the exchange will be tax-free. If you surrender your existing Policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender.

Purchasing Policies in connection with 1035 exchange transactions

If you are replacing existing policies with this Policy in a 1035 exchange transaction, any premium we receive prior to issuing the replacement Policies will be placed in GIAC’s general account. The Issue Date will be the Business Day on which GIAC’s administrative and underwriting requirements for issuance of a Policy have been satisfied and all money attributable to the policies being exchanged have been received. The Policy Date will be the Business Day on which we first received premium attributable to the Policy. The Net Premium will be allocated to the RS Money Market VIP Series effective as of the Policy Date and we will begin monthly processing as of that date. After deducting Monthly Deductions for the period from the Policy Date to the Issue Date, we will transfer the remaining Policy Account Value according to your instructions.

12	PROSPECTUS	ABOUT THE POLICIES

Delay of Policy issuance

Because we will not issue the Policy until all underwriting and administrative requirements are satisfied, and all premiums have been received from your existing insurance company or companies, the issuance of the Policy may be delayed.

THE POLICYOWNER

The policyowner is the person or entity named on the application as the owner of the Policy. Typically, the policyowner is a corporate employer or a trust established by such employer. The policyowner does not have to be the insured. While the insured is living, only the policyowner named in our records has the right to exercise rights granted by the Policy unless ownership of the Policy has been assigned to someone else.

You may change the policyowner by written request in Good Order signed and dated by all policyowners. The change will be made effective on the date the request was signed, but will not apply to any payments or actions taken before we receive your request. Changing the policyowner may have negative tax consequences.

THE BENEFICIARY

The beneficiary is the person you name to receive the proceeds when the insured dies. Typically, the policyowner is named as the beneficiary where the policy is owned by a corporate employer or trust. You can change the beneficiary until the insured dies. Also, you may name a “contingent” beneficiary. The beneficiary has no rights under the Policy until the insured dies. You may change the beneficiary, by your signed written request in Good Order. Your request must be signed and dated by all of the policyowners listed in our records. The change is made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.

The policyowner

The policyowner is the person or entity named on the application as the owner of the Policy. Generally, the policyowner is an employer or a legal entity (e.g., a trust) created by an employer.

The beneficiary

The beneficiary is the person named to receive the proceeds when the insured dies.

ABOUT THE POLICIES	PROSPECTUS	13

PURCHASING A POLICY WITH SUPPLEMENTAL FACE AMOUNT

You may purchase Supplemental Face Amount coverage under the Policy, which provides insurance coverage in addition to the Basic Face Amount. The Supplemental Face Amount provides a level death benefit to the insured’s Attained Age 100. The amount of this coverage purchased at issue, if any, plus the Basic Face Amount are the two components of your Policy’s Initial Total Face Amount. The minimum Supplemental Face Amount you can purchase at issue is $25,000. The maximum Supplemental Face Amount you can purchase at issue cannot exceed nine times the Basic Face Amount. This maximum does not apply when you add coverage by increasing your Total Face Amount after issue. Supplemental Face Amount can be added to a Policy until the Policy Anniversary nearest the insured’s 93rd birthday. For Policies issued based on Guaranteed Issue Underwriting, the initial Supplemental Face Amount plus the initial Basic Face Amount cannot exceed $4 million.

Coverage provided by the Supplemental Face Amount will be treated like coverage provided by the Basic Face Amount. In particular:

•	it will affect the minimum death benefit under Section 7702 of the Internal Revenue Code; and

•	it will affect the calculation of premiums for determining whether the Policy is a modified endowment contract.

See “Death Benefit” and “Federal Tax Considerations.”

Other considerations for deciding whether to purchase coverage as Basic Face Amount only or to purchase coverage as Basic Face Amount plus Supplemental Face Amount include:

•	Supplemental Face Amount provides a death benefit only to the insured’s Attained Age 100.

•	Supplemental Face Amount has no administrative charges.

•	Cost of insurance rates for the Supplemental Face Amount are the same as for the Basic Face Amount.

•	Purchasing part of your coverage as Supplemental Face Amount will result in a lower Target Premium for your Policy because there are no Target Premiums associated with the Supplemental Face Amount.

•	At issue, the maximum amount of Supplemental Face Amount that can be purchased is nine times the Basic Face Amount.

•	After Policy issue, all face amount increases will be issued as Supplemental Face Amount coverage.

14	PROSPECTUS	ABOUT THE POLICIES

BENEFITS AND POLICY VALUES

DEATH BENEFIT

The death benefit under this Policy is the greater of:

•	the Total Face Amount; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Maturity extension

This Policy matures on the Policy Anniversary closest to the insured’s 121st birthday. At that time, you may surrender the Policy and we will pay the Policy Account Value on that date less any Policy Debt to you, the successor owner, or your estate at that time and this Policy will no longer be in effect. You may instead choose to continue coverage beyond the Policy Anniversary closest to the insured’s 121st birthday if the insured is living on that date and the Policy Account Value less any Policy Debt is greater than zero. If you continue the Policy beyond the Policy Anniversary closest to the insured’s 121st birthday, then beginning on this date:

•	no further Monthly Deductions will be made from the Policy Account Value;

•	no further premium payments will be accepted; and

•	no partial withdrawals will be allowed, however, you may surrender the policy. See “Surrendering Your Policy.”

•	we will pay the death benefit upon death of the insured so long as this Policy is in force. See “Death Benefit” and “Paying the Death Benefit.”

The tax consequences of continuing the Policy beyond the insured’s 100th birthday are unclear. You should consult a tax advisor for more information.

The minimum required death benefit

The Policy has a minimum required death benefit. The minimum required death benefit is the lowest death benefit under which the Policy will qualify as life insurance under Section 7702 of the Internal Revenue Code. We calculate this minimum using the Cash Value Accumulation Test.

The minimum required death benefit on any date is equal to the Alternate Cash Surrender Value on that date (after any Monthly Deductions due on that date have been deducted except for cost of insurance charges) multiplied by the death benefit factor shown in your Policy.

PAYING THE DEATH BENEFIT

We will pay a death benefit to the beneficiaries named in your Policy when we receive proof that the insured has died while the Policy was in effect. The proceeds payable are calculated as set forth in “Policy Proceeds.” If there is reason to dispute the Policy, then we may delay the payment of death benefits. See “Limits to GIAC’s Right to Challenge a Policy.”

Death benefit

We pay a death benefit to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force.

BENEFITS AND POLICY VALUES	PROSPECTUS	15

VALUES ASSOCIATED WITH YOUR POLICY

The following is a detailed breakdown of how we calculate the different values associated with your Policy.

Amounts in the Separate Account

Any Net Premiums that you allocate or transfer to a variable investment option are used to buy shares in the mutual fund corresponding to the variable investment option, according to your instructions. We will also purchase shares when we reinvest dividends paid by the mutual funds. We will sell these shares when you make a withdrawal, transfer Policy Account Value or take a Policy loan. We will also sell these shares when we deduct your Monthly Deduction, or make transfers under the dollar cost averaging or automatic portfolio rebalancing options. Based on the value of each share on the transaction date, we will sell the number of shares needed to cover the cost of that transaction. To reflect how investment performance affects Policy Account Value, we determine a unit value for each variable investment option. Unit values will vary among variable investment options. To calculate the value of your investment in a particular variable investment option, we multiply the unit value of the option by the number of units you own. Unit values change based on the investment performance of the underlying mutual fund shares. We calculate the unit value for each variable investment option at the end of each Business Day.

Note that you bear all risks associated with the investment

options in the Separate Account.

Policy Account Value

Your Policy Account Value is the total value of the investments held in your Policy. This includes the value of your allocations to the fixed-rate and variable investment options, and any Policy values that may be in the Loan Account as collateral for a Policy loan. It is calculated as:

•	Net Premiums that you contribute to your Policy; plus or minus

•	any profit or loss generated by your Policy Account Value in the variable investment options; plus

•	any interest you earn on allocations to the fixed-rate option or interest we credit on the Loan Account; minus

•	your total Monthly Deductions; minus

•	any partial withdrawals you’ve made; minus

•	any transfer charges.

Policy Account Value varies from day to day.

We do not guarantee a minimum Policy Account Value.

The value of any investments in the variable investment options may increase or decrease daily depending on how well the investments perform. A combination of partial withdrawals, Policy loans, unfavorable investment performance and ongoing Monthly Deductions can cause your Policy Account Value less Policy Debt to drop below zero.

16	PROSPECTUS	BENEFITS AND POLICY VALUES

Alternate Cash Surrender Value and Net Cash Surrender Value

The Policy’s Net Cash Surrender Value is the amount you would actually receive if you surrendered your Policy. It is the Alternate Cash Surrender Value minus any Policy Debt and any applicable exchange charge.

The Policy’s Alternate Cash Surrender Value (referred to as Alternate Net Cash Surrender Value in the Policy) is equal to the Policy Account Value increased by a percentage of administrative charges, premium charges and cost of insurance charges that have been deducted from Policy premiums or Policy Account Value, up to and including the date the Alternate Cash Surrender Value is calculated. See “Calculation of Alternate Cash Surrender Value” below. After the first Policy Anniversary, these percentages decrease every Policy Month until the percentage is zero after completion of the 83rd Policy Month. Beginning with the 84th Policy Month your Alternate Cash Surrender Value will be equal to the Policy Account Value. Appendix B shows the applicable percentage of total administrative, premium and cost of insurance charges by which the Policy Account Value will be increased in each of the first 83 Policy Months.

If the Policy is fully surrendered prior to the 84th Policy Month in connection with the purchase of a replacement policy or certificate, including a replacement intended to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, and including an exchange for fixed benefit whole life insurance pursuant to the terms of the Policy (see “Exchanging a Policy”), your Policy’s Alternate Cash Surrender Value will be equal to the Policy Account Value. You may also have to pay an exchange charge. See “Transaction Fees.”

Some states may require that the benefit provided by the Alternate Cash Surrender Value be available even if the Policy is surrendered in a 1035 exchange. You should refer to your Policy for further details.

There are no additional charges associated with the Alternate Cash Surrender Value, but this benefit may result in overall Policy charges being slightly higher when compared to policies not having such a benefit.

Calculation of Alternate Cash Surrender Value

If the Policy is fully surrendered during the first 83 Policy Months and such surrender is not in connection with the purchase of a replacement policy or certificate, as described above, in a transaction not intended to qualify as a tax-free exchange under Section 1035 of the Internal Revenue Code, the Policy’s Alternate Cash Surrender Value is equal to the Policy Account Value increased by a percentage of administrative charges, premium charges and cost of insurance charges that have been deducted from Policy premiums or Policy Account Value, up to and including the date the Alternate Cash Surrender Value is calculated.

The amount by which the Policy Account Value is increased is equal to the sum of (A) plus (B) plus (C) multiplied by the applicable percentage for the number of full Policy Months that have passed from the Policy Date to the date of calculation shown in Schedule B, where:

•	(A) is the total premium charges that were previously deducted under the Policy,

•	(B) is the total administrative charges that were previously deducted under the Policy, and

Net Cash

Surrender Value

Net Cash Surrender Value is the amount you would actually receive if you surrendered your Policy.

BENEFITS AND POLICY VALUES	PROSPECTUS	17

•	(C) is the total cost of insurance charges that were previously deducted under the Policy multiplied by a factor of 0.675 (the adjusted cost of insurance charges)

If the Policy is fully surrendered after the 83rd Policy Month, or at any time in connection with the purchase of a replacement policy or certificate, including a transaction intended to qualify as a tax-free exchange, or an exchange for fixed benefit whole life insurance pursuant to the terms of the Policy (see “Exchanging a Policy”), the Policy’s Alternate Cash Surrender Value is equal to the Policy Account Value.

The Alternate Cash Surrender Value is only available upon a full surrender of the Policy. This amount is not used in determining partial withdrawals, the Policy’s loan value, or in determining the cost or credit associated with the “Exchanging a Policy” provision. This amount is also not used in the calculation of the Policy’s death benefit or Net Amount at Risk, except in connection with the minimum death benefit required under Section 7702 of the Internal Revenue Code.

EXAMPLE

Calculation of Alternate Cash Surrender Value during first 83 Policy Months in a transaction not intended to be a tax-free exchange

Assume a Policy on a representative insured(1) having a Target Premium of $9,600. The policyowner has paid $47,990 each year for the last three Policy Years. If he were to surrender the Policy on the third Policy Anniversary:

Policy Account Value on third Policy Anniversary (assuming net return of 5.00%(2))	$144,003.29

Total premium charges deducted (5%)	$7,198.50

Total administrative charges deducted
(0.372 per $1000 annually of Basic Face Amount)	$1,116.00

Total adjusted cost of insurance charges (cost of insurance charges deducted x 0.675)	$2,922.84

Total of premium charges, administrative charges, and adjusted cost of insurance charges	$11,237.34

Applicable percentage of premium, administrative, and adjusted cost of insurance charges to be refunded on third Policy Anniversary (36th Policy Month) (from Appendix B):	75%

Alternate Cash Surrender Value ($144,003.29 + (75% of $11,237.34)	$152,431.30

[1]	The representative insured is a male, issue age 45, in the Guaranteed Issue Underwriting class, with a Policy Total Face Amount of $1,000,000.
[2]

The net return reflects a gross return of 6% less the deduction of 1.00%, the arithmetic average of investment advisory fees and operating expenses incurred by all of the underlying mutual funds during 2010, before giving effect to any applicable expense reimbursements and fee waivers. Please note that a decline in a mutual fund’s average net assets during the current fiscal year as a result of market volatility or other factors could cause the expense ratio for a fund’s current fiscal year to be higher than the expense information utilized herein, resulting in a lower net return.

18	PROSPECTUS	BENEFITS AND POLICY VALUES

PREMIUMS, DEDUCTIONS AND CHARGES

PREMIUMS

Your Policy will take effect once you have paid at least your Minimum to Issue Premium, but not before your Policy’s Issue Date. Once your Policy has taken effect you decide the amount of your premium payments and when you want to make them. However, all premiums are subject to certain limitations. See “Limitations on Premiums.”

Issuing the Policy

Your Minimum to Issue Premium is the minimum amount you must pay to put your Policy in force. It is shown in your Policy. If your Policy is backdated, then your first premium payment must be enough to cover Monthly Deductions due between the Policy Date and the Issue Date.

Subsequent premiums

When you set up your Policy, you may choose a modal planned premium. This is the premium that you intend to pay periodically. We will send you a reminder when your planned premium is due, annually, semi-annually or quarterly, as requested, but you are under no obligation to pay a premium as long as the Policy Account Value, less the Monthly Deductions and less Policy Debt, is not less than zero. Please note that your plan administrator may not permit all payment modalities.

All premiums must be paid to GIAC’s Customer Service Office. Each premium you pay must be at least $100, unless you are paying through a pre-authorized checking plan. GIAC may accept lower premium amounts in accordance with its current administrative procedures. GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not acceptable under these rules will be deemed to be not in Good Order, will not be credited to your Policy, and will be handled in accordance with our administrative procedures then in effect. These procedures may include returning the premium payment to you or contacting you for further information.

If you cancel a premium payment we will refund the payment and, if the Net Premium has already been allocated, we will reverse the investment options chosen. If your premium payment is returned by your bank for insufficient funds, we will write to you to request a replacement check. If a valid replacement check is not received within 10 days of our written request, we will reverse the investment options to which your Net Premium has been allocated. We reserve the right to hold you responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. If we exercise this right we will recoup any losses resulting from a decline in the value of the investment options by deducting such losses from your Policy Account Value or pursuing legal remedies available to us.

Subsequent premium payments through pre-authorized checking plans

If you choose to pay subsequent premiums through a pre-authorized checking plan, each premium must be at least $25.00. We will

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	19

automatically deduct premium payments each month from a bank account you designate. We will not send a bill or a confirmation for these automatic payments. You may commence the pre-authorized check service at any time, unless your Policy has entered its grace period. If we are unable to obtain the premium payment from your bank account, we may automatically switch you to quarterly billing.

LIMITATIONS ON PREMIUMS

We may limit the amount that you can pay into your Policy, including refusing or refunding premiums you pay, to attempt to preserve your Policy’s treatment as life insurance under federal tax laws.

Under the Cash Value Accumulation Test, we will accept any premium that does not result in an increase in the death benefit as a result of Section 7702. If a premium would cause an increase in the death benefit under Section 7702, we will accept the payment provided that the total of premium payments in a Policy Year does not exceed 10 times your Policy’s Target Premium. If you do not meet this test, we may still accept your premium payment if you prove that the insured meets our insurance requirements.

We will refund any portion of a premium payment that exceeds these limits, unless the payment is necessary to keep the Policy in force.

CREDITING PAYMENTS

Your initial premium will be credited when the Policy is issued. Thereafter, we normally credit your payment, and allocate the Net Premium, as of the end of the Business Day on which it is received in Good Order at our Customer Service Office. However, any payments that we receive in Good Order after your Policy has been issued that require additional underwriting will be held in GIAC’s general account and credited as of the date the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC. We allocate the Net Premium in accordance with any instructions that accompany the payment or, if none, the most recent allocation instructions on file.

If (i) your payment is not identified as a premium payment, (ii) you do not provide specific instructions with your payment, or (iii) your payment is received during a grace period, we will use the payment:

•	first to repay any Policy Debt; and

•	then, as a premium payment.

Regardless of whether the payment is a premium payment or a loan repayment, it is allocated first to pay any due and unpaid Monthly Deductions; any remaining amount is allocated to the variable and fixed-rate investment options in accordance with your most recent allocation instructions.

20	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

See “How Your Premiums Are Allocated” and “Policy Loans” for specific information on how your payments are allocated among the fixed-rate and variable investment options.

HOW YOUR PREMIUMS ARE ALLOCATED

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge (see “Deductions and Charges”) is the Net Premium. We invest your Net Premiums in the fixed-rate and/or variable investment options according to your instructions. When Net Premiums have been invested they become part of your Policy Account Value. Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to impose limitations in the future. As part of your initial application, you tell us how you would like your Net Premiums distributed among the various allocation options. The percentage you choose for each allocation option must be in whole numbers, and the total must equal 100%. You may change how your Net Premiums are invested at any time by telling us in writing at our Customer Service Office or by calling 800-441-6455. Before you can request a future allocation change by telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 800-441-6455. See “Transfers among the Investment Options” for further information on PINs and telephone transfer instructions. The change to your allocation instructions will be effective on and after the date we receive your instructions in Good Order at our Customer Service Office, but will not affect any existing Policy values. To change the allocation of these amounts, you must make a transfer. See “Transfers among the Investment Options.”

DEFAULT

On any Monthly Processing Date, if your Policy Account Value, less the Monthly Deduction and less Policy Debt, is less than zero, your Policy will enter the grace period. The grace period is a 61-day period beginning on that Monthly Processing Date. Your Policy remains in force during the grace period and a death benefit is payable should the insured die during the grace period but before the Policy lapses. The death benefit payable during the grace period will be reduced by the amount necessary to bring the Policy Account Value to zero and by any outstanding Policy Debt.

We will tell you that your Policy has entered the grace period and is in danger of lapsing, and the required payment you must make to keep it from lapsing, at least 30 days before the end of the grace period. Your required payment will be the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero. If we do not receive this required payment by the end of the grace period, your Policy will lapse without value. Depending on the state in which your Policy is issued, you may receive more than 30 days’ notice that your Policy is in danger of lapsing. You should refer to your Policy for further details.

Investing your Net

Premiums

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge is the Net Premium. We invest your Net Premiums according to your instructions. When Net Premiums have been invested, they become part of your Policy Account Value.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	21

Please note that while you need only make the required payment to keep your Policy from lapsing currently, we will recommend that your required payment be supplemented by an additional amount as set forth in the default notice we will send to you in order to help prevent your Policy from entering the grace period again on a subsequent Monthly Processing Date.

Payments made during a grace period are applied first as a loan repayment, if applicable. See “Interest on Your Policy Loan” and “Repaying Your Policy Loan” in the section titled “Policy Loans.” Any remaining amount is treated as a premium payment and allocated, after deducting any applicable premium charge, first to pay charges due, but not collected, and finally, to the fixed-rate and variable investment options according to your allocation instructions.

Required loan repayments

If, at any time, you have outstanding Policy Debt, you do not pay the accrued interest due on a Policy Anniversary, and there are insufficient values in your Policy to capitalize the amount due, your Policy will enter the grace period and we will require you to make a loan repayment. See “Interest on Your Policy Loan.” If you do not make the required loan repayment by the end of the grace period, the Policy will lapse. We will notify you at least 30 days before the end of the applicable grace period and advise you of this situation.

REINSTATING YOUR POLICY

If your Policy has lapsed (and you have not surrendered it for its Net Cash Surrender Value) you may reinstate it up to three years after the date of lapse.

To reinstate your Policy:

•	we must receive your signed written application for reinstatement in Good Order at our Customer Service Office;

•	the insured must be alive on the date the reinstatement takes effect;

•	you must show that the insured meets our insurance requirements;

•

you must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account from the date of lapse to the date of reinstatement as described in “Policy Loans”);

•

you must pay any amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement; and

•

you must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to at least (i) three times the Monthly Deduction due on the Monthly Processing Date on which the reinstatement will be effective, plus (ii) the sum of Monthly Deductions which were due but not collected during the Policy’s grace period, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement.

22	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Your reinstated Policy will have the same Policy Date and Total Face Amount as the Policy that lapsed. The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the insured’s Attained Age at the time of reinstatement. Your reinstated policy will have a new two-year contestable period. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus any required premium payment described above, after deduction of the premium charge, plus interest credited to the Loan Account from the date of lapse.

The interest rate payable on amounts by which the Policy Account Value minus Policy Debt is less than zero may vary by state law. You should refer to your Policy for further details.

DEDUCTIONS AND CHARGES

GIAC assesses various charges that are required to maintain your Policy. These charges cover certain costs we incur with respect to the Policies, including:

•

the cost of underwriting, issuing and maintaining the Policies, including preparing and sending billing notices, reports and policyowner statements, communications with insurance agents and other overhead costs;

•	the risk that those insured under the Policies may not live as long as we estimated when we issued the Policy, and that our administrative expenses may also be higher than expected;

•	the cost of paying death benefits, especially in the early Policy Years when the Policy Account Value may be far below the death benefit we pay if the insured dies; and

•

our sales and promotional expenses, commissions, and local, state and federal taxes including premium taxes. You may not claim the portion of these charges used to pay taxes as a federal income tax deduction. Premium taxes vary from jurisdiction to jurisdiction and, as a general rule, currently range up to 5%; however, certain municipalities in the state of Kentucky impose an additional premium tax ranging up to 10% on first-year premiums.

The amount of a charge does not necessarily correspond to our costs in providing the service or benefits associated with a particular Policy. For example, the premium charge may not cover all of our actual sales expenses for the Policies, and proceeds from other charges, including the mortality and expense risk charge and cost of insurance charges, may be used in part to cover sales expenses. There may be a guaranteed charge, or maximum charge, and a current charge. The guaranteed charge is the most that we can charge you for a particular item. The current charge is what we are now charging for that item. We have the right to increase the current charge up to the guaranteed charge. We will tell you if we increase these charges. Once deductions and charges are taken from your Policy they do not contribute to the value of your Policy.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	23

Policy Year	Exchange Charge Percentage
1	100%
2	90%
3	80%
4	70%
5	60%
6	50%
7	40%
8	30%
9	20%
10	10%
11+	0%

All of the deductions and charges are summarized and explained below. Any charges applicable to your Policy will be indicated in the “Policy Data” section of your Policy. Contact our Customer Service Office for more information about the deductions and charges. For information regarding compensation paid for the sale of the Policies, see “Distribution of the Policies.”

TRANSACTION FEES

Premium charge

A premium charge of 5% will be deducted from each premium you pay.

Exchange Charge

At any time during the first 10 Policy Years, if you surrender your Policy for its Net Cash Surrender Value in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax-free exchange under Section 1035 of the Internal Revenue Code, or an exchange to fixed benefit whole life insurance pursuant to the terms of the Policy (see “Exchanging a Policy”), (i) your Net Cash Surrender Value will be equal to the Policy Account Value less Policy Debt and (ii) we will deduct an exchange charge from your Policy’s Net Cash Surrender Value.

The first year exchange charge rate varies from $3.50 to $30.69 per $1,000 of the Policy’s Basic Face Amount depending on the insured’s age when the Policy is issued, sex, and underwriting class. See Appendix D for the table of exchange charge rates. The exchange charge is calculated by multiplying the exchange charge rate by the applicable percentage in the table at left. The percentage declines until it is zero beginning in Policy Year 11.

The exchange charges applicable to your Policy in each of Policy Years 1-10 are set forth in your Policy.

After we deduct any applicable exchange charge, a Policy’s Net Cash Surrender Value may be zero, particularly in the early Policy Years.

Transfer charge

You may transfer your Unloaned Policy Account Value among the allocation options. If you make more than 12 transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that Policy Year. We will deduct the transfer charge from the allocation options from which you are making the transfer, and will use this amount to offset our processing costs.

We will not deduct a transfer charge when:

•	you make multiple transfers under your Policy’s dollar cost averaging or automatic portfolio rebalancing features;

•	you transfer amounts as part of taking or repaying a Policy loan; or

•	you transfer amounts out of a variable investment option because the investment policies of the corresponding mutual fund have materially changed.

We do not currently deduct transfer charges.

Reinstatement charge

If you reinstate your Policy following lapse, you must pay:

•

the amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement;

24	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

•

interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement on any outstanding Policy Debt as of the date of lapse (if the loan is being reinstated) or, if the loan is not being reinstated, the amount of any outstanding Policy Debt as of the date of lapse plus interest at the maximum loan interest rate from date of lapse to date of reinstatement; and

•

a premium payment of an amount that, after deduction of applicable premium charges, is equal to at least (i) three times the Monthly Deduction due on the Monthly Processing Date on which the reinstatement will be effective, plus (ii) the sum of Monthly Deductions which were due but not collected during the Policy’s grace period, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement.

PERIODIC FEES

On each Monthly Processing Date, we deduct from the Policy Account Value amounts to cover administrative costs, the cost of insuring the insured, and the mortality and expense risk charge. The sum of these charges is your Policy’s Monthly Deduction. It is made proportionately from your Policy Account Value in the fixed-rate and variable investment options. The Monthly Deduction is calculated after we process any other requested transactions on the Policy, such as premium payments, loan repayments, withdrawals, transfers, and Total Face Amount changes.

Administrative Charge

We deduct a monthly administrative charge based on the Basic Face Amount portion of the Total Face Amount at issue on each Monthly Processing Date for the first 12 Policy Years. The amount of this charge depends on the insured’s age, sex and underwriting class when the Policy is issued.

This charge will range from $0.03 to $0.83 per $1,000 of the Basic Face Amount. See Appendix E for a table of administrative charge rates. Your Policy’s administrative charge is set forth in your Policy.

Mortality and expense risk charge

Through the twelfth Policy Year, we deduct a current monthly charge of 0.029167% (0.35% on an annual basis) of the Policy Account Value in the variable investment options. Starting in the thirteenth Policy Year, this charge decreases to a current monthly charge of 0.020833% (0.25% on an annual basis). This charge is guaranteed never to exceed 0.54167% monthly (0.650% annually) of the Policy Account Value in the variable investment options.

Cost of insurance charge

This charge is based on our cost of insurance rates for insured people of the same age, sex, Total Face Amount and underwriting class. The maximum that we can charge for each $1,000 of Net Amount at Risk for the Initial Total Face Amount is set out in your Policy and is based on the 2001 Commissioners’ Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. The cost of insurance rate generally increases as the insured gets older. Our current cost of insurance charge rates are lower than the guaranteed charges.

Monthly

Deduction

Each month we deduct from the Policy Account Value amounts for administrative costs, the cost of insuring the insured, and a mortality and expense risk charge.

Cost of insurance

charge

This charge allows us to pay death benefits, especially in the early Policy Years when the Policy Account Value is far below the death benefit we pay if the insured dies.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	25

GIAC may use simplified underwriting or other underwriting methods that would cause healthy individuals within the group to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by GIAC using different underwriting methods.

We calculate the cost of insurance charge by multiplying your Policy’s Net Amount at Risk each month by the current cost of insurance rate that applies to the insured, and dividing the result by $1,000. The Net Amount at Risk reflects the difference between the death benefit and the Policy Account Value. The Net Amount at Risk is affected by investment performance, payments of premiums, fees and charges under the Policy, partial withdrawals, and changes in the Total Face Amount. Your Policy’s cost of insurance charge is calculated after the deduction of the other components of the Monthly Deduction. We may change the cost of insurance rates prospectively, at our discretion, up to the guaranteed rate listed in your Policy.

OTHER CHARGES AND DEDUCTIONS

Interest on Policy loans

If you have outstanding Policy Debt, we charge compound interest that accrues daily at an annual rate of 4%, payable in arrears until the later of the 10th Policy Anniversary or the insured’s Attained Age 60. At that time, the current annual rate falls to 3.1% for all existing and new Policy loans and is guaranteed not to exceed an annual rate of 3.5%. Interest is due on each Policy Anniversary. If you do not pay the interest on your loan when it is due, the amount will be capitalized and added to the Loan Account. See “Policy Loans.” The maximum amount of interest that can be capitalized is 100% of Unloaned Policy Account Value.

Deductions from the Separate Account

We have the right to charge the Separate Account, the account through which we invest your Net Premiums in the variable investment options, for any federal, state or local income taxes relating to the Separate Account. We also have the right to impose additional charges if there is a change in our tax status, if the income tax treatment of variable life insurance changes for insurance companies, or if there are any other tax-related charges associated with the Separate Account or the Policies. We don’t currently charge for taxes attributable to the Separate Account.

Deductions from mutual funds

Daily deductions are made from the assets of the mutual funds to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. These expenses, which vary from year to year, are summarized in the Charges and Deductions tables of this prospectus and described in more detail in each fund’s prospectus.

26	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

YOUR ALLOCATION OPTIONS

AS PART OF YOUR POLICY you are able to direct where a portion of your Net Premiums and Policy Account Value are allocated. There are several variable investment options and a fixed-rate option.

THE VARIABLE INVESTMENT OPTIONS

The variable investment options give you the opportunity to invest a portion of your Net Premiums, indirectly, in a series of mutual funds offering variable rates of return. The value of your investments will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for the portion of your Policy that is held in the variable investment options.

The Separate Account

The Separate Account is the account through which we invest your Net Premiums in the variable investment options. We are the record owner of the assets in the Separate Account, and use these assets exclusively to support the variable life insurance policies issued through the Separate Account. The Separate Account consists of 63 investment divisions, each corresponding to a mutual fund or a series of a mutual fund in which the Separate Account invests. The Separate Account was established by GIAC’s Board of Directors on September 23, 1999, under the insurance law of the state of Delaware, and meets the definition of a separate account under the federal securities laws. Our Separate Account is registered with the SEC as a unit investment trust — a type of investment company under the Investment Company Act of 1940 (the 1940 Act). Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business.

Income, gains and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains or losses. Income, gains and losses credited to, or charged against, a variable investment option reflect that variable investment option’s investment performance and not the investment performance of our other assets. GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that these assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting Policy values maintained in the variable investment options are not available to meet the claims of GIAC’s general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Account, or the investment results attributable to GIAC’s retained assets. Because such retained assets do not support Policy values, GIAC may

YOUR ALLOCATION OPTIONS	PROSPECTUS	27

transfer them from the Separate Account to its general account. We are obligated to pay all amounts promised under the Policy.

Each mutual fund is described briefly below. Complete information can be found in the accompanying fund prospectuses.

The funds

Each of the funds corresponding to a variable investment option is either an open-end management company or a series of an open-end management company registered with the Securities and Exchange Commission. We buy and sell shares of the funds at their net asset value in response to your instructions and other policy-related transactions.

Currently, other investment products that we and other insurers offer are also able to invest in certain of the mutual funds through the Separate Account. While the Board of Directors of each fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts arising out of this arrangement, we may also take actions to protect the interests of our policyowners. See “Rights Reserved by GIAC” and the prospectuses for the individual mutual funds.

Investment objectives and policies of the funds

Each fund has a different investment objective that it tries to achieve by following certain investment policies. These objectives affect the potential risks and returns for each fund, and there is no guarantee that a fund will be able to meet its investment objectives fully. Some funds have similar investment objectives and policies to other funds managed by the same adviser. The investment results of the funds, however, may be higher or lower than the adviser’s other funds. There is no assurance, and we make no representation, that the performance of any fund will be comparable to the performance results of any other fund.

The table below summarizes each fund’s investment objective, along with the typical investments that comprise the fund’s assets.

There is no assurance that any of the funds will achieve its stated objective(s). For example, during extended periods of low interest rates, the yields of money market variable investment options may become extremely low and possibly negative.

You can find more detailed information about the funds, including a description of risks and expenses, in the prospectuses for the funds that accompany this prospectus. You should read these prospectuses carefully, consider the investment objectives, risks, fees and charges, and keep the prospectuses for future reference.

The AllianceBernstein, Alger, American Century, BlackRock, Davis, Delaware, Fidelity, Franklin, Gabelli, Ibbotson, Invesco, Ivy, Janus, Legg Mason, MFS, Oppenheimer, PIMCO, Templeton, and Wells Fargo fund complexes (or affiliated entities) are not affiliated with GIAC.

28	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
RS Large Cap Alpha VIP Series (Class I)	Long-term capital appreciation	Normally invests at least 80% of its net assets in companies considered by RS Investments at the time to be large-cap companies, those within the range of the Russell 1000® Index.	RS Investment Management Co. LLC (Adviser) (RS) 388 Market Street San Francisco, California 94111
RS S&P 500 Index VIP Series (Class I)	To track the investment performance of the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500”)	Normally invests at least 95% of its net assets in common stocks of companies in the S&P 500® Index, which emphasizes large U.S. companies	RS Investment Management Co. LLC (Adviser) 388 Market Street San Francisco, California 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, New York 10004
RS High Yield VIP Series (Class I)	Current income; capital appreciation is a secondary objective.	Corporate bonds and other debt securities rated below investment grade; (“high yield,” lower quality debt securities are commonly referred to as “junk bonds”)	RS Investment Management Co. LLC (Adviser) 388 Market Street San Francisco, California 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, New York 10004
RS Low Duration Bond VIP Series (Class I)	A high level of current income consistent with preservation of capital.	Investment grade debt obligations, such as corporate bonds, mortgage-backed and asset-backed securities, and obligations of the U.S. government and its agencies	RS Investment Management Co. LLC (Adviser) 388 Market Street San Francisco, California 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, New York 10004
RS Partners VIP Series (Class I)	Long-term capital appreciation.	Principally, equity securities of companies with market capitalizations of up to 120% of the market capitalization of the largest company included in the Russell 2000® Index that the investment team believes possess improving returns on investment capital.	RS Investment Management Co. LLC (Adviser) 388 Market Street San Francisco, California 94111
RS Investment Quality Bond VIP Series (Class I)	To secure maximum current income without undue risk to principal; capital appreciation is a secondary objective.	Investment grade debt obligations, including corporate bonds, mortgage backed and asset-backed securities, and obligations of the U.S. government and its agencies.	RS Investment Management Co. LLC (Adviser) 388 Market Street San Francisco, California 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, New York 10004
RS Money Market VIP Series (Class I)	Seeks as high a level of current income as is consistent with liquidity and preservation of capital.	U.S. dollar-denominated high-quality, short-term instruments.	RS Investment Management Co. LLC (Adviser) 388 Market Street San Francisco, California 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, New York 10004

YOUR ALLOCATION OPTIONS	PROSPECTUS	29

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
RS International Growth VIP Series (Class I)	Long-term capital appreciation.	Common stocks and convertible securities issued by foreign companies; does not usually focus its investments in a particular industry or country

RS Investment Management Co. LLC
(Adviser)

388 Market Street

San Francisco, California 94111

Guardian Baillie Gifford Limited (Sub-adviser)

Baillie Gifford Overseas Limited
(Sub-sub-adviser)

Calton Square, 1 Greenside Row

Edinburgh, EH1 3AN Scotland

RS Emerging Markets VIP Series (Class I)	Long-term capital appreciation.	Common stocks and convertible securities of emerging market companies whose economy or markets are considered by the International Finance Corporation and the World Bank to be emerging or developing

RS Investment Management Co. LLC
(Adviser)

388 Market Street

San Francisco, California 94111

Guardian Baillie Gifford Limited
(Sub-adviser)

Baillie Gifford Overseas Limited
(Sub-sub-adviser)

Calton Square, 1 Greenside Row

Edinburgh, EH1 3AN Scotland

RS Small Cap Growth Equity VIP Series (Class I)	Long-term capital growth.	Common stocks of companies with small market capitalization which the investment team defines as those with market capitalizations of $3 billion or below at the time of initial purchase.	RS Investment Management Co. LLC 388 Market Street San Francisco, California 94111
RS Global Natural Resources VIP Series (Class II)	Long-term capital appreciation	At least 80% of its net assets in securities of natural resources companies that the investment team believes possess improving returns on investment capital.	RS Investment Management Co. LLC 388 Market Street San Francisco, California 94111
Alger Capital Appreciation Portfolio (Class S)	Long-term capital appreciation	Under normal market circumstances, the Portfolio invests at least 85% of its net assets plus any borrowing for investment purposes in equity securities of companies of any market capitalization that the adviser believes demonstrates promising growth potential	Fred Alger Management, Inc. (Fred Alger) 111 Fifth Avenue New York, New York 10003
AllianceBernstein VPS Global Thematic Growth Portfolio (Class B)	Long-term growth of capital	Securities in a global universe of companies in multiple industries that may benefit from long-term trends. The portfolio’s investments will not be restricted to any particular sector or industry	AllianceBernstein L.P. (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein VPS Growth and Income Portfolio (Class B)	Long-term growth of capital	Equity securities of companies that the Advisor believes are undervalued	AllianceBernstein L.P. (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein VPS International Value Portfolio (Class B)	Long-term growth of capital	Equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. Companies that are determined by the Adviser’s Bernstein unit to be undervalued, using fundamental value approach.	AllianceBernstein L.P. (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105

30	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
AllianceBernstein VPS Large Cap Growth Portfolio (Class B)	Long-term growth of capital	Equity securities of a limited number of large, carefully selected, high-quality U.S companies that are judged likely to achieve superior earnings growth	AllianceBernstein L.P. (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein VPS Real Estate Investment Portfolio (Class B)	Total return from long-term growth of capital and income	Equity securities of real estate investment trusts or “REITS” and other real estate industry companies. May invest in mortgage-backed securities, short-term investment grade debt securities and other fixed-income securities.	AllianceBernstein L.P. (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein VPS Value Portfolio (Class B)	Long-term growth of capital	Diversified portfolio of equity securities of U.S. companies, generally representing approximately 95-150 companies, with relatively large market capitalizations that the Adviser believes are undervalued.	AllianceBernstein L.P. 1345 Avenue of the Americas New York, New York 10105
American Century VP Capital Appreciation Fund (Class 1 Shares)	Capital growth	The fund will usually purchase common stocks of companies that are medium-sized and smaller at the time of purchase. Although the portfolio managers intend to invest the fund’s assets primarily in U.S. stocks, the fund may invest in securities of foreign companies.	American Century Investment Management, Inc. (American Century) 4500 Main Street Kansas City, Missouri 64111
American Century VP Mid Cap Value Fund (Class 1 Shares)	Long-term capital growth with income as secondary objective	The fund invests at least 80% of its assets in medium size companies. The fund considers medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The portfolio managers intend to manage the fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.	American Century Investment Management, Inc. 4500 Main Street Kansas City, Missouri 64111
BlackRock Global Allocation V.I. Fund (Class III)	High total investment return	Equity, debt and money market securities primarily in North and South America, Europe, Australia, and the Far East. May invest in both developed and emerging markets.

BlackRock Advisors, LLC
(Adviser) (BlackRock)

100 Bellevue Parkway

Wilmington, Delaware 19809

BlackRock Investment Management, LLC (Sub-adviser)

800 Scudders Mill Road

Plainsboro, NJ 08536

BlackRock International Limited
(Sub-adviser)

40 Torpichen Street

Edinburgh EH3 8JB,

United Kingdom

Davis Financial Portfolio	Long-term growth of capital	Concentrates its investments in the financial sector.

Davis Selected Advisers, LP
(Adviser) (Davis)

2949 East Elvira Road, Suite 101

Tucson, Arizona 85756

Davis Selected Advisers- NY, Inc.
(Sub-adviser)

2949 East Elvira Road, Suite 101

Tucson, Arizona 85756

YOUR ALLOCATION OPTIONS	PROSPECTUS	31

Variable investment options

Funds	Investment Objectives	Typical Investments	Investment Advisor and Principal Business Address
Davis Real Estate Portfolio	Total return through a combination of growth and income	Concentrates its investments in the real estate sector

Davis Selected Advisers, LP (Adviser) (Davis)

2949 East Elvira Road, Suite 101

Tucson, Arizona 85756

Davis Selected Advisers- NY, Inc. (Sub-adviser)

2949 East Elvira Road, Suite 101

Tucson, Arizona 85756

Davis Value Portfolio	Long-term growth of capital	Invests primarily in equity securities issued by large companies with market capitalizations of at least $10 billion.

Davis Selected Advisers, LP (Adviser) (Davis)

2949 East Elvira Road, Suite 101

Tucson, Arizona 85756

Davis Selected Advisers-NY, Inc.
(Sub-adviser)

2949 East Elvira Road, Suite 101

Tucson, Arizona 85756

Delaware VIP Limited-Term Diversified Income Series (Service Class)	Seeks maximum total return, consistent with reasonable risk	Under normal circumstances, the Series will invest at least 80% of its net assets in investment-grade fixed income securities, including, but not limited to, fixed income securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. The Series may invest up 20% of its assets in below investment-grade securities. Additionally, the Series may also invest up to 20% of its net assets in foreign securities, including up to 10% of its net assets in securities of issuers located in emerging markets. The Series’ total non-U.S. dollar currency exposure will be limited, in the aggregate, to no more than 10% of net assets.

Delaware Management Company, a series of Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc. (Delaware)

2005 Market Street

Philadelphia, Pennsylvania 19103

Delaware VIP Diversified Income Series (Service Class)	Seeks maximum long-term total return consistent with reasonable risk	The Series invests primarily in bonds allocated among four sectors of the fixed income market: the U.S. investment grade sector, the U.S. high yield sector; the International Developed Markets Sector; and the Emerging Markets Sector. The Series’ investments in emerging markets will, in the aggregate, be limited to no more than 15% of the Series’ total assets. The investment manager will limit non-U.S. dollar denominated securities to no more than 50% of net assets, but total non-U.S. dollar currency exposure will be limited, in aggregate, to no more than 25% of net assets.

Delaware Management Company, a series of Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc. (Delaware)

2005 Market Street

Philadelphia, Pennsylvania 19103

32	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
Delaware VIP Emerging Markets Series (Service Class)	Seeks long-term capital appreciation	The Series invests primarily in equity securities issued by companies located in emerging foreign countries. Under normal circumstances, the Series will invest at least 80% of its net assets in emerging market issuers. The Series’ portfolio manager may invest up to 35% of the Series’ net assets in fixed-income securities issued by companies in emerging countries or by foreign governments, their agents, instrumentalities or political sub-divisions. The portfolio manager may invest more than 25% of Series’ total assets in the securities of issuers located in the same country.

Delaware Management Company, a series of Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc. (Delaware)

2005 Market Street

Philadelphia, Pennsylvania 19103

Fidelity VIP Contrafund® Portfolio (Service Class 2)	Long-term capital appreciation	Normally invests primarily in common stocks. Invests in securities of companies whose value Fidelity Management & Research Company (FMR) believes is not fully recognized by the public. Invests in domestic and foreign issuers. Allocates the fund’s assets across different market sectors, using different Fidelity managers. Invests in either “growth” stocks or “value” stocks or both.	Fidelity Management & Research Company and its affiliates (Fidelity) 82 Devonshire Street Boston, Massachusetts 02109
Fidelity VIP Freedom 2020 Portfolio (Service Class 2)	The fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Investing in a combination of underlying Fidelity Variable Insurance Products (VIP) domestic equity funds, international equity funds, bond funds, and short-term funds using a moderate asset allocation strategy designed for investors expected to have retired around the year 2020. Allocating assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2020).	Fidelity Management & Research Company and its affiliates 82 Devonshire Street Boston, Massachusetts 02109

YOUR ALLOCATION OPTIONS	PROSPECTUS	33

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
Fidelity VIP Freedom 2030 Portfolio (Service Class 2)	The fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Investing in a combination of underlying Fidelity Variable Insurance Products (VIP) domestic equity funds, international equity funds, bond funds, and short-term funds using a moderate asset allocation strategy designed for investors expected to have retired around the year 2030. Allocating assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2030).	Fidelity Management & Research Company and its affiliates 82 Devonshire Street Boston, Massachusetts 02109
Fidelity VIP High Income Portfolio (Service Class 2)	High level of current income while also considering growth of capital	Normally invests primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Potentially invests in non-income producing securities, including defaulted securities and common stocks. Invests in companies in troubled or uncertain financial condition. Invests in domestic and foreign issuers.	Fidelity Management & Research Company and its affiliates (Fidelity) 82 Devonshire Street Boston, Massachusetts 02109
Fidelity VIP Mid Cap Portfolio (Service Class 2)	Long-term growth of capital	Normally invests primarily in common stocks. Normally invests at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the Standard & Poor’s® MidCap 400 Index (S&P® MidCap 400)). Potentially invests in companies with smaller or larger market capitalizations. Invests in domestic and foreign issuers. Invests in either “growth” stocks or “value” stocks or both.	Fidelity Management & Research Company and its affiliates (Fidelity) 82 Devonshire Street Boston, Massachusetts 02109
Franklin Small Cap Value Securities Fund (Class 2)	Seeks long-term total return	The fund normally invests at least 80% of its net assets in investments of small capitalization companies.	Franklin Advisory Services, LLC (Franklin) One Parker Plaza, Ninth Floor Fort Lee, New Jersey 07024
Gabelli Capital Asset Fund	Growth of capital; current income as secondary objective	U.S. common stock, preferred stock and securities that may be converted at a later time into common stock. Up to 25% of the Fund’s assets may be invested in securities of foreign issuers	Gabelli Funds, LLC (Gabelli) One Corporate Center Rye, New York 10580-1422

34	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
Ibbotson Balanced ETF Asset Allocation Portfolio (Class II)	Capital appreciation and some current income	Primarily invests in a portfolio of underlying ETFs. The portfolio typically expects to invest 60% in underlying ETFs that invest primarily in equity securities of large, medium and small sized companies and may include other investments such as commodities and commodity futures, and 40% in ETFs that invest primarily in fixed-income and money market securities	ALPS Advisors, Inc. (Adviser) (ALPS) 1290 Broadway, Suite 1100 Denver, Colorado 80203 Ibbotson Associates, Inc. (Sub-adviser) 22 W. Washington Street Chicago, Illinois 60602
Ibbotson Income and Growth ETF Asset Allocation Portfolio (Class II)	Current income and capital appreciation	Primarily invests in a portfolio of underlying ETFs. The portfolio typically expects to invest 60% in underlying ETFs that invest primarily in fixed-income securities and money market instruments and 40% in underlying ETFs that primarily invest in equity securities of large, medium and small sized companies and may include other investments such as commodities and commodity futures.	ALPS Advisors, Inc. (Adviser) (ALPS) 1290 Broadway, Suite 1100 Denver, Colorado 80203 Ibbotson Associates, Inc. (Sub-adviser) 22 W. Washington Street Chicago, Illinois 60602
Ibbotson Growth ETF Asset Allocation Portfolio (Class II)	Capital appreciation	Primarily invests in a portfolio of underlying ETFs. The portfolio typically expects to invest 80% in underlying ETFs that invest primarily in equity securities of large, medium and small sized companies and may include other investments such as commodities and commodity futures and 20% in underlying ETFs that invest primarily in fixed-income and money market securities.	ALPS Advisors, Inc. (Adviser) (ALPS) 1290 Broadway, Suite 1100 Denver, Colorado 80203 Ibbotson Associates, Inc. (Sub-adviser) 22 W. Washington Street Chicago, Illinois 60602
Invesco V.I. Core Equity Fund (Series II)	Long-term growth of capital	The Fund invests, under normal circumstances, at least 80% of assets (plus borrowings for investment purposes) in equity securities.	Invesco Advisers, Inc. 1555 Peachtree St., N. E. Atlanta, Georgia 30309
Invesco V.I. Government Securities Fund (Series II)	Total return, comprised of current income and capital appreciation	Debt securities issued, guaranteed or otherwise backed by the U.S. government or its agencies and instrumentalities.	Invesco Advisers, Inc. 1555 Peachtree St., N. E. Atlanta, Georgia 30309
Invesco V.I. Mid Cap Core Equity Fund (Series II)	Long-term growth of capital	The Fund invests, under normal circumstances, at least 80% of net assets (plus borrowings for investment purposes) in equity securities of mid-capitalization companies	Invesco Advisers, Inc. 1555 Peachtree St., N. E. Atlanta, Georgia 30309
Invesco V.I. Utilities Fund (Series II )	Long-term growth of capital and secondarily current income	Equity securities of issuers engaged primarily in utilities-related industries	Invesco Advisers, Inc. 1555 Peachtree St., N. E. Atlanta, Georgia 30309
Invesco Van Kampen V.I. Growth and Income Fund (Series II)	Long-term growth of capital and income	Income-producing equity securities, including common stocks and convertible securities (although investments are also made in non-convertible preferred stocks and debt securities)	Invesco Advisers, Inc. 1555 Peachtree St., N. E. Atlanta, Georgia 30309

YOUR ALLOCATION OPTIONS	PROSPECTUS	35

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
Ivy Funds VIP Small Cap Growth Fund	Seeks growth of capital	Under normal market conditions, invests at least 80% of its net assets in common stocks of small cap domestic and, to a lesser extent, foreign companies. Small cap companies typically are companies with market capitalizations below $3.5 billion. The Portfolio emphasizes relatively new or unseasoned companies in their early stages of development, or smaller companies positioned in new or emerging industries where there is opportunity for rapid growth.	Waddell & Reed Investment Management Company 6300 Lamar Avenue P.O. Box 29217 Shawnee Mission, Kansas 66201-9217
Janus Aspen Balanced Portfolio (Service Shares)	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	The Portfolio pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. Fixed-income securities may include corporate debt securities, U.S. Government obligations, mortgage-backed securities and other mortgage-related products, and short-term securities.	Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206-4805
Janus Aspen Enterprise Portfolio (Service Shares)	Seeks long-term growth of capital	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Russell Midcap® Growth Index. Market capitalization is a commonly used measure of the size and value of a company.	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4805
Janus Aspen Forty Portfolio (Service Shares)	Seeks long-term growth of capital	The Portfolio pursues its investment objective by normally investing primarily in a core group of 20-40 common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger well-established companies to smaller, emerging growth companies.	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4805

36	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
Janus Aspen Perkins Mid Cap Value Portfolio (Service Shares)	Seeks capital appreciation	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential. The Portfolio primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe to be undervalued. The Portfolio invests, under normal circumstances, at least 80% of its net assets in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap® Value Index. This average is updated monthly.	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4805 Perkins Investment Management LLC (Sub-adviser) 311 S. Wacker Drive, Suite 6000 Chicago, Illinois 60606
Janus Aspen Janus Portfolio (Service Shares)	Seeks long-term growth of capital	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio may invest in companies of any size, it generally invests in larger, more established companies	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4805
Janus Aspen Worldwide Portfolio (Service Shares)	Seeks long-term growth of capital.	The Portfolio pursues its investment objective by investing primarily in equity securities, which include, but are not limited to, common stocks, preferred stocks, and depositary receipts of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in foreign equity and debt securities.	Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206-4805
Legg Mason ClearBridge Variable Appreciation Portfolio (Class II)	Long Term Capital Appreciation	The Portfolio invests primarily in equity securities of medium- and large-sized U.S. companies, but can also invest in small companies. The focus is on seeking investments among a strong core of growth and value stocks. The Portfolio primarily consists of “blue-chip” companies dominant in their industries, where the managers find the best opportunities for growth at a reasonable price. The Portfolio may also invest in companies with prospects for sustained earnings growth and/or a cyclical earnings record.	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018 ClearBridge Advisors, LLC (Sub-adviser) 620 8th Avenue New York, NY 10018

YOUR ALLOCATION OPTIONS	PROSPECTUS	37

Variable investment options

Funds	Investment objectives	Typical investments	Investment Advisor and Principal Business Address
Legg Mason ClearBridge Variable Mid Cap Core Portfolio (Class II)	The fund seeks long-term growth of capital	Normally, the fund invests at least 80% of its net assets in equity securities of medium capitalization companies. The fund may invest up to 25% of its assets in foreign securities.	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018 ClearBridge Advisors, LLC (Sub-adviser) 620 8th Avenue New York, NY 10018
Legg Mason ClearBridge Variable Small Cap Growth Portfolio (Class II)	The fund seeks long-term growth of capital	Normally, the fund invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments.	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018 ClearBridge Advisors, LLC (Sub-adviser) 620 8th Avenue New York, NY 10018
MFS® Growth Series (Service Class)	Seeks capital appreciation	Invests in stocks of companies MFS believes to have above average earnings growth potential compared to other companies (growth companies). Growth companies tend to have stock prices that are high relative to their earnings, dividends, book value, or other financial measures.	Massachusetts Financial Services Company (MFS) 500 Boylston Street Boston, Massachusetts 02116
MFS® Research Series (Service Class)	Seeks capital appreciation	Invests primarily in equity securities. Generally focuses on companies with large capitalizations, but may invest in companies of any size. A team of investment research analysts selects investments for the fund. MFS allocates the fund’s assets to analysts by broad market sectors.	Massachusetts Financial Services Company (MFS) 500 Boylston Street Boston, Massachusetts 02116
MFS® Strategic Income Series (Service Class)	Seeks total return with an emphasis on high current income, but also considering capital appreciation	Invests primarily in debt instruments such as U.S. and foreign government securities, U.S. and foreign corporate bonds and mortgage-backed and asset-backed securities. May invest up to 100% of its assets in lower quality debt instruments.	Massachusetts Financial Services Company (MFS) 500 Boylston Street Boston, Massachusetts 02116
MFS® Total Return Series (Service Class)	Seeks total return	The fund invests in a combination of equity securities and debt instruments. The fund normally invests between 40% and 75% of its assets in equity securities and at least 25% of its assets in fixed-income senior securities.	Massachusetts Financial Services Company (MFS) 500 Boylston Street Boston, Massachusetts 02116
Mutual Shares Securities Fund (Class 2)	Seeks capital appreciation, with income as a secondary goal	The fund normally invests primarily in U.S. and foreign equity securities that the manager believes are undervalued. The Fund also invests, to a lesser extent, in risk arbitrage securities and distressed companies.	Franklin Mutual Advisers, LLC (Franklin Mutual) 101 John F. Kennedy Parkway Short Hills, New Jersey 07078

38	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Funds	Investment Objectives	Typical Investments	Investment Advisor and Principal Business Address
Oppenheimer Global Securities Fund/VA (Service Class)	Long-term capital appreciation	The Fund mainly invests in common stock of U.S. and foreign companies, The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. However, the Fund currently emphasizes its investment in developed markets such as the United States, Western European countries and Japan. The Fund does not limit its investments to companies in a particular capitalization range, but primarily invests in mid- and large-cap companies.	OppenheimerFunds, Inc. Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281-1008
PIMCO Real Return Portfolio (Advisor Class)	Maximum real return, consistent with preservation of real capital and prudent investment management	Under normal circumstances at least 80% of its net assets are invested in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements	PIMCO 840 Newport Center Drive Newport Beach, California 92660
PIMCO Total Return Portfolio (Advisor Class)	Maximum total return, consistent with preservation of capital and prudent investment management	Under normal circumstances at least 65% of its total assets are invested in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.	PIMCO 840 Newport Center Drive Newport Beach, California 92660
Templeton Global Bond Securities Fund (Class 2)	Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration	The fund normally invests at least 80% of its net assets in bonds, which include debt securities of any maturity, such as bonds, notes, bills and debentures.	Franklin Advisers, Inc. One Franklin Parkway San Mateo, California 94403-1906
Templeton Growth Securities Fund (Class 2)	Seeks long-term capital growth	The fund normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets	Templeton Global Advisors Limited (Adviser) (Templeton) Lyford Cay Nassau, Bahamas Templeton Asset Management Ltd. (Sub-adviser) #7 Temasek Boulevard, #38-03 Suntec Tower One Singapore 038987
Wells Fargo Advantage VT International Equity Fund (Class II)	Seeks long-term capital appreciation	Normally invest at least 80% of its net assets in equity securities of foreign issuers, and may purchase up to 20% of the fund’s total assets in emerging market equity securities.	Wells Fargo Funds Management, LLC 525 Market Street San Francisco, CA 94105 Wells Capital Management, Inc. (Sub-adviser) 525 Market Street San Francisco, CA 94105

YOUR ALLOCATION OPTIONS	PROSPECTUS	39

Relationship with the underlying mutual funds

The underlying mutual funds incur expenses each time they sell, administer or redeem their shares. GIAC, on behalf of the Separate Account, will aggregate the policyowner purchases, redemptions and transfer requests and submit a net or aggregated purchase/redemption request to each underlying mutual fund daily. Because the Separate Account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions that it would normally incur if it sold its shares directly to the public. GIAC incurs these expenses instead. We also incur the distribution costs of selling the Policies, which benefit the underlying mutual funds by providing policyowners with variable investment options that correspond to the underlying mutual funds.

Payments we receive

Some investment advisers (or their affiliates) may compensate GIAC or the Policies’ principal underwriter, our affiliate, Guardian Investor Services LLC (“GIS”), for administration, distribution or other services provided with respect to the funds and their availability through the Policy with revenue sharing payments and/or Rule 12b-1 fees. The availability of these types of arrangements may create an incentive for us to seek and offer funds (and classes of shares of such funds) that offer these arrangements. Other funds (or available classes of shares) may have lower, or no, fees, which could lead to better overall investment performance.

As of December 31, 2010, we have entered into arrangements to receive revenue sharing payments and/or Rule 12b-1 fees from each of the following fund complexes (or affiliated entities): RS Investment Management, AllianceBernstein, Alger, American Century, BlackRock, Davis, Delaware, Fidelity, Franklin, Gabelli, Ibbotson, Invesco, Ivy, Janus, MFS, Oppenheimer, PIMCO, Templeton, and Wells Fargo.

Not all fund complexes pay the same amounts of revenue sharing payments and/or Rule 12b-1 fees. Therefore, the amount of fees we collect may be greater or smaller based on the funds you select. Revenue sharing payments and Rule 12b-1 fees did not exceed 0.35% and 0.25%, respectively, in 2010. We will endeavor to update this information annually; however, interim arrangements may not be reflected.

Policyowners, through their indirect investment in the funds, bear the costs of these arrangements. The amount of these payments may be substantial. We may use these payments for any corporate purpose, including (i) payment of expenses that we and/or our affiliates incur in promoting, marketing and administering the Policies, and, (ii) payment of the expenses that we incur in our role as intermediary in promoting, marketing and administering the Funds. We may profit from these payments.

We may also benefit, indirectly, from assets invested in the RS Variable Products Trust because our affiliates receive compensation from the

40	PROSPECTUS	YOUR ALLOCATION OPTIONS

underlying mutual funds for investment advisory services. Thus, our affiliates receive more revenue with respect to these underlying mutual funds than unaffiliated underlying mutual funds. We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the Policies (apart from fees and expenses imposed by the underlying mutual funds). Without these payments, we would have imposed higher charges under the Policy.

Fund selection process

The underlying funds offered through this product were selected by GIAC based on various factors, including but not limited to asset class coverage, the strength of the advisor’s or sub-advisor’s reputation and tenure, brand recognition, investment performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the fund or its advisor or other service providers provide any revenue to us and the amount of any such revenue (discussed above). In addition, we may include certain funds, such as the RS Variable Products Trust funds, because they are managed or advised by one of our affiliates. We may also consider whether and to what extent the fund’s adviser or an affiliate distributes or provides marketing support for the Policies.

You are responsible for choosing your investment options, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We encourage you to thoroughly investigate all of the information regarding the funds that is available to you, including each fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports. Other sources such as the fund’s Web site or newspapers and financial and other magazines may provide more current information, including information about any regulator actions or investigations relating to the funds. After you select investment options for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your Policy resulting from the investment performance of the funds you have chosen.

We do not recommend or endorse any particular fund, and we do not provide investment advice. There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees. You should consider all of the fees and charges of the Policy in relation to its features and benefits when making your decision to invest. Please note that higher Policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

YOUR ALLOCATION OPTIONS	PROSPECTUS	41

Fixed-rate option

Assets in the fixed-rate option earn a set rate of interest and are backed by GIAC’s general account.

Addition, deletion or substitution of funds

We do not guarantee that each fund will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new funds or share classes, close existing funds or share classes, or substitute fund shares that are held by any investment division of the Separate Account for shares of a different mutual fund. New or substitute mutual funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the Separate Account securities from other mutual funds. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of policies to which this Policy belongs.

THE FIXED-RATE OPTION

Assets in the fixed-rate option earn a set rate of interest. You may allocate some or all of your Net Premiums to the fixed-rate option, and may transfer some or all of your Unloaned Policy Account Value into the fixed-rate option. There are restrictions on making transfers out of the fixed-rate option. See “Transfers from the Fixed-Rate Option.” Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

We have not registered the fixed-rate option or our general account as investment companies, and interests in the fixed-rate option are not registered under the Securities Act of 1933. The SEC staff does not review the prospectus disclosure about the fixed-rate option or the general account, but the information we present may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of information appearing in a prospectus.

Amounts in the fixed-rate option

The total amount that you have invested in the fixed-rate option consists of:

•	the portion of your Net Premiums and any loan repayments that you have allocated to this option; plus

•	any amounts that you have transferred to this option from the variable investment options; plus

•	the interest paid on your Policy Account Value in this option; minus

•	any deductions, withdrawals, loans or transfers from the fixed-rate option, including applicable charges.

Interest on amounts in the fixed-rate option accrues daily on the total that you have invested in the fixed-rate option, including interest you have earned previously. The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time in our

42	PROSPECTUS	YOUR ALLOCATION OPTIONS

discretion, but not more than once per year, and the new rate will apply to all Policy Account Value in or allocated to the fixed-rate option from the date it is declared until the date the rate is changed again. We are not obliged to pay more than 3% in interest, although we may choose to do so.

YOUR ALLOCATION OPTIONS	PROSPECTUS	43

SPECIAL FEATURES OF YOUR POLICY

Policy loans

While the insured is alive, you may borrow from the cash value of your Policy by assigning your Policy to us as collateral for your loan.

POLICY LOANS

While the insured is alive, you may borrow from the cash value of your Policy by assigning your Policy to us as collateral for your loan. The maximum amount you may borrow, your Policy’s loan value, is the greater of (i) 75% of Policy Account Value after deducting Policy Debt or (ii) the result of the following calculation:

•	98% of the Policy Account Value on the Business Day we receive your signed written request in Good Order; minus

•	the amount of any exchange charge that would be applicable for that Policy Year; minus

•	the amount of any outstanding Policy Debt on that Business Day; minus

•	the amount of any interest that will accrue on any existing Policy Debt from that Business Day to the next Policy Anniversary; minus

•	the amount of any interest that will accrue on the amount to be borrowed from that Business Day to the next Policy Anniversary; minus

•	the amount of the most recent Monthly Deduction multiplied by the number of Monthly Processing Dates between that Business Day and the next Policy Anniversary.

The minimum amount you may borrow is $500, or your Policy’s loan value, if less. This amount may vary in some states. You should consult your Policy for further details. We will normally pay loan proceeds to you within seven days of receiving your request (see “Policy Proceeds” for exceptions to this general rule).

When taking out a Policy loan, you should consider:

•

amounts transferred out of the variable and fixed-rate options and into our Loan Account are no longer affected by the investment experience, positive or negative, or interest crediting, of those allocation options;

•	as a result, taking a Policy loan will have a permanent effect on your Policy Account Value, even after the loan is repaid in full; and

•	the amount of your Policy that is available for withdrawal or surrender, and your Policy’s death benefit proceeds, will also be reduced dollar-for-dollar by the amount of any Policy Debt.

There may be negative tax consequences associated with taking a Policy loan. See “Federal Tax Considerations” for a discussion of modified endowment contracts and the effects on Policy loans.

When you request a loan, we will first transfer the amount requested to the Loan Account from the Policy Account Value in the variable investment options that you specify in your request. If the amount of the loan requested exceeds the Policy Account Value in all your variable investment options, we will transfer the remainder into the Loan Account from your Policy Account Value in the fixed-rate option. If you fail to specify the variable investment options from which to deduct your

44	PROSPECTUS	SPECIAL FEATURES

loan, we will process the loan request proportionately in relation to the amounts you have in each variable investment option.

We will not process any request for a loan that exceeds the amount available. Amounts in the Loan Account will earn interest at a minimum annual rate of 3% accrued daily. The tax consequences of a Policy loan are uncertain if the difference between the interest rate we charge on the loan and the interest rate we credit on the loan is very small or non-existent. See “Treatment of Policy Proceeds.”

Interest on your policy loan

We charge compound interest that accrues daily at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th anniversary of your Policy or the insured’s Attained Age 60. At this time the current annual rate falls to 3.1% for all existing and new Policy loans. The interest rate charged after the later of the 10th Policy Anniversary or the insured’s Attained Age 60 is guaranteed not to exceed 3.5% annually. Interest accrues daily and is due on each Policy Anniversary.

If you do not pay the interest on your loan when it is due, we will add the amount of interest due to the Policy Debt. We will then attempt to pay the interest due by transferring to the Loan Account an amount equal to the difference between the Policy Debt and the Loan Account. This amount is transferred from the values associated with your Policy to the Loan Account so that the Loan Account is equal to the Policy Debt. We do this as follows:

•	First, we use any interest that has accrued on amounts in the Loan Account. If this is not sufficient to cover the unpaid loan interest, then

•

we transfer to the Loan Account from the variable investment options proportionately, in relation to the amounts you have in these options, and then from the fixed-rate option, if necessary, the amount needed to increase the Loan Account to equal the Policy Debt; finally, if this is still not sufficient to cover the full amount of loan interest due, then

•

we will transfer to the Loan Account the amount that is available and require you to make a loan repayment to cover the difference within 61 days. If you do not make the required payment, the Policy will lapse. We will notify you at least 30 days before the Policy lapses and advise you of this situation. If the insured dies before the 61-day period ends, we will pay the beneficiary the death benefit proceeds, minus the amount of the required payment.

There may be adverse tax consequences if your Policy lapses and you have outstanding Policy Debt.

Repaying your policy loan

You may repay all or part of any outstanding Policy Debt at any time while the insured is alive and the Policy is in force. If the insured has died and the death benefit proceeds have not been paid, either in cash or under a payment option, you have 60 days after his or her death to repay any Policy Debt. If you do, we will then increase the amount payable to the beneficiary by the amount of your repayment.

Interest on

policy loans

We charge interest at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th Policy Anniversary or the insured’s Attained Age 60. After this point the current annual rate falls to 3.1% for all existing and new Policy loans and is guaranteed not to exceed 3.5% annually.

SPECIAL FEATURES	PROSPECTUS	45

Decreasing the

Total Face Amount

You may request a reduction in your Policy’s Total Face Amount to be effective on any Policy Anniversary.

Except for required loan repayments (see “Interest on Your Policy Loan”, above), loan repayments are generally applied first to pay loan interest accrued but not yet capitalized, then to reduce outstanding loan principal in the following manner:

Where (a) is the amount of the loan repayment and (b) is the amount of loan interest that has accrued but not yet been capitalized:

If (a) is greater than or equal to (b), we will reduce the interest that has accrued but not yet been capitalized and interest credited to the Loan Amount since the previous Policy Anniversary to zero. The amount by which the loan repayment exceeds the amount of loan interest that has accrued but not yet been capitalized will be used to reduce the Loan Amount. We do this by transferring an amount equal to the excess out of the Loan Account and into the allocation options provided with your loan repayment.

If (a) is less than (b), we reduce both the interest credited to the Loan Amount since the previous Policy Anniversary and the difference between the interest credited to the Loan Amount and the loan interest that has accrued but not yet been capitalized by the ratio of (a) divided by (b). The amount by which the interest credited to the Loan Amount is reduced is transferred from the Loan Account.

Any amounts transferred from the Loan Account to reduce the Loan Amount or to reduce interest credited to the Loan Amount are allocated according to your instructions. If you do not provide allocation instructions with your loan repayment, we will use your most current allocation instructions for premium payments. Transfers under your Policy that are made in connection with Policy loans are not subject to transfer charges. Also, loan repayments are not subject to premium charges, so it may be to your advantage, if you have outstanding loans or interest, to make loan repayments rather than premium payments.

DECREASING THE TOTAL FACE AMOUNT

You may request a reduction in the Policy’s Total Face Amount at any time. To do this we require that:

•	we receive your signed written request in Good Order at our Customer Service Office;

•	the insured is alive on the date the decrease will take effect;

•	the reduction is at least $5,000 unless it is caused by a partial withdrawal, in which case the $5,000 minimum does not apply; and

•

the new Basic Face Amount is not lower than our current minimum Basic Face Amount of $100,000 (fully underwritten preferred plus non-tobacco (NT) policies that fall below $250,000 will be subject to a decrease in risk class).

We will reduce your Total Face Amount on the Policy Anniversary coinciding with or next following the date we receive your request.

46	PROSPECTUS	SPECIAL FEATURES

If you have increased your Policy’s Total Face Amount by adding Supplemental Face Amount coverage, we will reduce the Supplemental Face Amount first and then the Basic Face Amount.

Reducing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Total Face Amount also may reduce the federal tax law limits on what you can put into the Policy. In these cases, you may need to have a portion of the Policy’s cash value paid to you to comply with federal tax law.

INCREASING THE TOTAL FACE AMOUNT

On any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday, you may ask us to increase your Policy’s Total Face Amount by requesting increases of up to 10% per year, compounded for years in which increases were not requested or the amount requested was less than 10%. All increases will be issued as Supplemental Face Amount coverage. Increases in Basic Face Amount coverage are not permitted. Increases will not be permitted that result in total Basic Face Amount plus Supplemental Face Amount exceeding (i) $6 million, or the amount approved by the Underwriting Committee, if less, per insured for Guaranteed Issue cases or (ii) an amount based on GIAC’s retention limits for all other cases. To increase your Total Face Amount, we require that:

•	we receive your signed written request in Good Order at our Customer Service Office prior to the Policy Anniversary on which the increase is to take effect;

•

the increase (i) must be at least $10,000 (ii) must not cause the Net Amount at Risk to be more than 250% of the death benefit on the Issue Date and (iii) must not result in the Total Face Amount equaling an amount greater than 150% of the average insurance amount for all Policies within a single plan;

•	the request must meet our underwriting rules in effect at the time the increase is requested; and

•	the insured must be alive on the date the increase will take effect.

We will increase your Total Face Amount on the Policy Anniversary next following the date we approve your request. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. Increases will be in the same proportion for all Policies within a plan. We’ll send you documentation reflecting the changes to your Policy.

Increasing the Total Face Amount may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

Increasing the

Total Face Amount

You may request an increase in your Policy’s Total Face Amount to be effective on any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday.

SPECIAL FEATURES	PROSPECTUS	47

Partial

withdrawals

At any time while the insured is living, you may withdraw part of your Policy’s Unloaned Policy Account Value. The minimum partial withdrawal is $500.

PARTIAL WITHDRAWALS

At any time while the insured is living you may request to withdraw part of your Policy’s Unloaned Policy Account Value. Your signed written request for withdrawal must be received in Good Order by our Customer Service Office. The minimum you may withdraw is $500. We have the right to limit the number of partial withdrawals you make in a Policy Year to 12.

If we approve your request, it will be effective as of the Business Day we receive it at our Customer Service Office. The proceeds will normally be paid within seven days of the time we receive your request. For exceptions to this general rule see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.”

We will not approve or process a partial withdrawal if:

•	your remaining Net Cash Surrender Value would be insufficient to cover three times the most recent Monthly Deduction; or

•	the partial withdrawal would cause your Policy’s Basic Face Amount to fall below our minimum Basic Face Amount; or

•	the amount of the partial withdrawal request exceeds the amount available for withdrawal.

We will tell you if any of these conditions apply.

A partial withdrawal will reduce your Unloaned Policy Account Value by the amount of the partial withdrawal. In addition, the Total Face Amount will be reduced by the amount of any partial withdrawal that exceeds your reduction-free partial withdrawal amount (see “Reduction-Free Partial Withdrawals,” below). We will reduce the Total Face Amount by first reducing any Supplemental Face Amount increase coverages in effect in the reverse order in which these increase coverages were issued, beginning with the most recent increase. Then we will reduce any initial Supplemental Face Amount coverage, and finally we will reduce the Basic Face Amount. See “Decreasing the Total Face Amount.”

We deduct the amount of your withdrawal from the Policy Account Value attributable to the variable investment options that you specified in your request for partial withdrawal. If the partial withdrawal request exceeds the Policy Account Value attributable to all variable investment options, we will deduct the excess amount from the Policy Account Value attributable to the fixed-rate option. If you fail to specify the variable investment options from which to deduct your partial withdrawal, we will deduct the partial withdrawal first proportionately in relation to the amounts you have in each variable investment option and then from the fixed-rate option.

The tax consequences of making partial withdrawals are discussed under “Federal Tax Considerations.”

48	PROSPECTUS	SPECIAL FEATURES

Reduction-free partial withdrawals

The reduction-free partial withdrawal amount is the maximum withdrawal that you can take without triggering a decrease in your Total Face Amount. If you wish to make a partial withdrawal that does not reduce your Total Face Amount, you should make a reduction-free partial withdrawal.

We will calculate the reduction-free partial withdrawal amount as of the Business Day we receive your request.

Your reduction-free partial withdrawal amount is any positive amount resulting from:

•	your Policy Account Value; minus

•	your Policy’s Total Face Amount divided by the death benefit factor outlined in your Policy.

SURRENDERING YOUR POLICY

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. We will calculate your Policy’s Net Cash Surrender Value as of the close of the Business Day we receive your signed written request in Good Order, which must include your Policy, at our Customer Service Office. If your Policy is lost we may require an acceptable affidavit confirming this fact. Upon surrender, the Policy will terminate and all insurance under the Policy will end.

Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order. For exceptions to this general rule, see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.”

Prior to Policy Month 84, your Policy’s Net Cash Surrender Value is the Alternate Cash Surrender Value minus any outstanding Policy Debt. Not withstanding the foregoing, if the Policy is fully surrendered prior to Policy Month 84 but the surrender proceeds are intended to be applied to a replacement policy or certificate including a policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, your Net Cash Surrender Value will be calculated as if the Policy were surrendered after completion of the 83rd Policy Month, as described below.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

See “Alternate Cash Surrender Value and Net Cash Surrender Value” in the section titled “Values Associated with Your Policy.”

Surrendering

your Policy

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order.

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Transfers

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower.

After completion of the 83rd Policy Month, your Policy’s Net Cash Surrender Value will be calculated as follows:

•	your Policy Account Value; minus

•	any outstanding Policy Debt.

See “Alternate Cash Surrender Value and Net Cash Surrender Value” in the section titled “Values Associated with Your Policy.”

If the surrender request is processed on a Monthly Processing Date, we will not deduct the Monthly Deduction due on that date from the Policy Account Value in determining the Net Cash Surrender Value.

For a discussion of the federal tax consequences of surrendering your Policy, see “Federal Tax Considerations.”

TRANSFERS AMONG THE INVESTMENT OPTIONS

You may ask us to transfer your Unloaned Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. We will make transfers based on the unit values at the end of the Business Day on which we receive your instructions in Good Order, either in writing or by telephone. You can request a transfer by writing to our Customer Service Office or by calling 800-441-6455. Before you can request transfers over the telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 800-441-6455. See “Telephone and Electronic Services” for more details about processing transactions by telephone or electronically.

If we receive your written or telephone transfer request on a Business Day before the close of business, you will receive that day’s unit values. Telephone transfer requests will be considered received before the close of business if the telephone call is completed not later than the close of business. We will ask callers to provide identification and a personal security code for the Policy, and will accept the instructions of anyone who can provide this information. We may also record telephone transfer requests without notifying the caller. If we reasonably believe that telephone instructions are genuine, we are not liable for any losses, damages or costs resulting from a transaction. As a result, by establishing a PIN you bear the risk of, and agree to indemnify us and hold us harmless against, any liability from acts or omissions, including any loss, expense, mistake, misinstruction, mistransmission or cost, arising out of any unauthorized or fraudulent telephone transactions. The rules for telephone transfers are subject to change, and we reserve the right to suspend or withdraw this service without notice. During periods of financial market or economic volatility, it may be difficult to contact us in order to make a transfer by telephone. If this happens, you should send your request to us in writing.

There is currently no limit on the number of investment options in which you may be invested at any one time. Each transfer must be for a minimum of $100, or the total amount you have invested in the option

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you are transferring funds out of, whichever is lower. If you make more than 12 transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We do not currently charge for additional transfers. We also reserve the right to limit you to one transfer every 30 days. Transfers among several investment options on the same day will be treated as a single transfer. There are also restrictions on making transfers out of the fixed-rate option, which are outlined below.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying fund shares if the trading takes advantage of any lag between a change in the value of an underlying fund’s portfolio securities and the reflection of that change in the underlying fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying fund at a price that does not reflect the current market value of the portfolio securities of the underlying fund, and then to realize a profit when the shares are sold the next Business Day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying funds, and may disrupt an underlying fund’s portfolio management strategy, requiring it to maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the fund. GIAC endeavors to protect long-term policyowners by maintaining policies and procedures to discourage frequent transfers among investment options under the policies, and has no arrangements in place to permit any policyowner to engage in frequent transfer activity.

If you wish to engage in such strategies, do not purchase this Policy. If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all policyowners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs.

If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other policyowners and persons with material rights under a policy. This may include applying the restrictions to any policies that we believe are related (e.g., two policies with the same owner or owned by different partnerships or corporations that are under common control). The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any policyowners

SPECIAL FEATURES	PROSPECTUS	51

who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing.

Restrictions that we may impose, subject to certain Policy provisions that are required and approved by state insurance departments, include, without limitation:

•	limiting the frequency of transfers to not more than once every 30 days;

•	imposing a fee of $25 per transfer, if you make more than 12 transfers within a policy year;

•	requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

•	imposing a holding period between transfers; or

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers or expressly limit the number or frequency of transfers. Redemption fees, transfer limits, and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers.

We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on policyowners engaging in frequent transfers. In addition, our orders to purchase shares of the funds are generally subject to acceptance by the fund, and in some cases a fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any policyowner’s transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable fund.

The underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying funds and the policies and procedures we have adopted to

52	PROSPECTUS	SPECIAL FEATURES

discourage frequent transfers. For instance, an underlying fund may impose a redemption fee. Policyowners should be aware that we may not have the contractual obligation or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. For example, underlying funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying funds that we offer under our variable insurance policies, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted at the policy level to discourage frequent transfers. You should note that other insurance companies and retirement plans also invest in the underlying funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers.

You should be aware that, as required by SEC regulation, we have entered into written agreements with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the fund. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a fund if the fund identifies you as violating the frequent trading policies established for the fund.

You should also know that the purchase and redemption orders received by the underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the fund. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in frequent transfer activity, the underlying fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying fund. In the future, some funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of Business Days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

Information

sharing

You should be aware that, upon request by a fund or its agent, we are required to provide them with information about you and your trading activities in and out of the fund(s). In addition, a fund may require us to restrict or prohibit your purchases and exchanges of fund shares if the fund identifies you as having violated the frequent trading policies applicable to that fund.

SPECIAL FEATURES	PROSPECTUS	53

Dollar cost

averaging and automatic portfolio rebalancing

Dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. Automatic portfolio rebalancing is a systematic approach for maintaining a consistent risk profile over the long term. Neither dollar cost averaging nor automatic portfolio rebalancing guarantees an increase in the overall value of your investments or offers protection against losses in a declining market. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

TRANSFERS FROM THE FIXED-RATE OPTION

You may only transfer your Policy Account Value out of the fixed-rate option once each Policy Year. We must receive your request within 30 days before or after your Policy Anniversary. If we receive your request in Good Order on or within 30 days before your Policy Anniversary, we will make the transfer on your Policy Anniversary. If we receive your request in the 30-day period after your Policy Anniversary, we will make the transfer on the Business Day we receive your request in Good Order. We will not honor requests to transfer investments out of the fixed-rate option that we receive at any other time of the year.

The maximum that you may transfer out of the fixed-rate option each Policy Year is the highest of (a), (b), or (c) where:

(a)	is 1/3 of the fixed-rate option account value on the Policy Anniversary nearest our receipt of your request to transfer;

(b)	is the total amount transferred from the fixed-rate option in either of the two preceding Policy Years; and

(c)	is $2,500.

If you have less than $2,500 in the fixed-rate option, you may transfer the entire amount.

DOLLAR COST AVERAGING TRANSFER OPTION

Under this option, you transfer the same dollar amount from the RS Money Market VIP Series to a particular variable investment option or options each month, over a period of time. Using dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. However, this strategy cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

More detailed information concerning our dollar cost averaging program is available in the Statement of Additional Information and upon request from our Customer Service Office. We do not charge for this feature. We reserve the right to modify, suspend or discontinue the dollar cost averaging program. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

AUTOMATIC PORTFOLIO REBALANCING TRANSFER OPTION

Automatic portfolio rebalancing is a tool to help ensure that your assets are properly allocated according to your chosen investment strategy and risk tolerance as market conditions change over time. It may also help you earn more attractive long-term returns by shifting money from an asset class that has performed well to one that has lagged, providing relatively low prices in the underperforming asset class. Automatic portfolio rebalancing does not guarantee gains, nor does it assure that you will not have losses.

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If you choose automatic portfolio rebalancing, your Policy Account Value in the variable investment options will be automatically rebalanced every 3 months to maintain a desired asset allocation mix. Automatic Portfolio Rebalancing does not apply to the Fixed Rate Option.

Please note that automatic portfolio rebalancing is not a market timing strategy in which you are trying to outguess the financial markets, but rather a systematic approach for maintaining a consistent risk profile over the long term.

More detailed information on our automatic portfolio rebalancing option and an authorization form are available upon request from our Customer Service Office. You will also find additional information in the Statement of Additional Information available upon request from our Customer Service Office.

We do not charge for this feature. We reserve the right to modify, suspend, or discontinue the automatic portfolio rebalancing transfer option. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

POLICY PROCEEDS

The amount that your beneficiaries will receive upon the death of the insured is determined as explained under “Death Benefit,” and is payable when we receive proof that the insured has died while the Policy was in effect. It is calculated by deducting the sum of (b) from the sum of (a) where:

(a) is the greater of (i) the Total Face Amount of this Policy or (ii) the minimum death benefit required under Section 7702 of the Internal Revenue Code as of the date of death; and

(b) is the sum of:

•	any outstanding Policy Debt as of the date of the insured’s death; plus

•	any amount necessary to bring the Policy Account Value less Policy Debt up to zero, if such amount is less than zero as of the date of the insured’s death.

We may adjust the death proceeds paid to the beneficiaries if:

•	the age or sex listed on the Policy application is incorrect; or

•	the insured commits suicide within two years of the Policy Issue Date or date of an increase in the Total Face Amount.

See “Limits to GIAC’s Right to Challenge a Policy” for information on how your death benefit could be adjusted as a result of suicide or misstatement of age or sex.

The amount of all other transactions will be calculated as of the end of the Business Day on which we receive the necessary instructions, information or documentation in Good Order at our Customer Service Office. If the proceeds are being taken from your Policy Account Value in the variable investment options, we will normally pay proceeds within

SPECIAL FEATURES	PROSPECTUS	55

seven days of receiving the necessary information. If the proceeds are being taken from your Policy Account Value in the fixed-rate option, we will normally pay proceeds promptly once we have received the necessary information in Good Order at our Customer Service Office. However, in certain circumstances, we may delay payment. See “Deferral of Payment of Policy Proceeds and Other Transactions” below.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Deferral of payment of Policy proceeds and other transactions

Delay of Separate Account payments and transactions. If payment of proceeds or transactions affect your Policy Account Value in the variable investment options (such as allocation of Net Premiums, transfers, loans, death benefits, withdrawals or other payments), then we may postpone processing requests for such payments or transactions when:

•	the NYSE is closed, except for weekends or holidays, or when trading has been restricted;

•	the SEC determines that a state of emergency exists, making Policy transactions impracticable;

•

one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares, or the SEC by order permits postponement of payment to protect policyowners; or

•	GIAC is required to delay payments because of federal laws designed to counter terrorism and prevent money laundering (see “Certain Restrictions on Payments under the Policy”).

We may defer payment of death proceeds for up to two months only, unless otherwise permitted by state law.

Delay of general account proceeds and other transactions. If the payment of proceeds or transactions affect your Policy Account Value in the fixed-rate option, then state law may permit us to postpone processing requests for allocations of Net Premiums, transfers, loans, death benefits, withdrawals or other payments for up to six months from the date of your request. Our ability to delay either paying these proceeds or effecting other transactions may vary by state law. You should refer to your Policy for details.

These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See “Transfers from the Fixed-Rate Option.”

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.

Delay of proceeds for check clearance. We reserve the right to defer payment of that portion of your Policy Account Value that is attributable

56	PROSPECTUS	SPECIAL FEATURES

to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of proceeds to challenge coverage. We may challenge the validity of your Policy based on any material misstatements made to us in the application for the Policy. See “Limits to GIAC’s Right to Challenge a Policy.”

EXCHANGING A POLICY

Exchange for fixed-benefit whole life insurance option

At any time prior to the second Policy Anniversary, you have the right to exchange your Executive Benefits VUL Policy for a level premium fixed-benefit whole life policy that we make available for this purpose and that is then being issued by us or our affiliate, Guardian Life, without having to prove that the insured meets our insurance requirements.

Under the new policy, your policy value will be held in the issuer’s general account. The face amount of the new policy will be equal to the Total Face Amount of this Policy on the date you make the exchange. No partial exchanges are permitted. The insured’s age when the Executive Benefits VUL Policy took effect will be carried over to the new policy.

Before you can make any exchange, you must repay any outstanding Policy Debt on your Executive Benefits VUL policy, and all due Monthly Deductions must be paid. See your Policy for details.

The exchange may result in a cost or credit to you. For information on how this cost or credit is calculated, see the Statement of Additional Information or contact our Customer Service Office.

The new policy will have the same Policy Date as this Policy. It will be issued and effective the later of the Business Day that we receive your written exchange request in Good Order at our Customer Service Office along with your Policy, or on the date that any exchange cost is received by the issuer of your new policy.

The new policy’s underwriting class will be based on the underwriting classes made available by the issuing company and will be comparable to the underwriting class of this Policy. However, it will be subject to any Total Face Amount limitations then in effect. Premiums for the new policy will be based on the published rates of the issuing company on the exchange date. The premiums will depend on the new policy’s plan, face amount and underwriting class, and the insured’s age and sex. The contestable and suicide periods for the new policy will be measured from the Issue Date of this Policy and the new policy will be subject to any existing assignment of this Policy.

If the Policy is issued in Florida or New York, the policyowner will also have the option to elect a paid-up insurance option. This option can be exercised on any Policy Anniversary and the election is irrevocable.

An exchange may have tax consequences. See “Tax Treatment of Exchanges.”

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Payment options

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more available payment options.

PAYMENT OPTIONS

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options available under the Policy, including payments of a fixed amount, or for a fixed period, or payments guaranteed for life. You may select a payment option while the insured is living. If the insured has died and you have not chosen a payment option, the beneficiaries will be asked to choose the payment options, up to one year after the insured’s death. If you are surrendering your Policy, you have 60 days after the proceeds of your Policy become payable within which to choose a payment option. You, or the beneficiaries, may choose to distribute the proceeds under more than one payment option at a time, but you must distribute at least $5,000 through each option selected. Monthly payments under each option must be at least $50.

Under a payment option, the proceeds of your Policy must be paid to a “natural person.” Payments will not be made to his or her estate if he or she dies before the proceeds have been fully paid. You may name a second person to receive any remaining payments if this happens. The proceeds that we hold in order to make payments under the payment options do not share in the income, gains or losses of the variable investment options, nor do they earn interest in the same way or amount as funds in the fixed-rate option. Even if the death benefit under the Policy is excludable from income, payments under payment options may not be excludable in full. This is because earnings on the death benefit after the insured’s death are taxable and payments under the payment options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the available payment options.

For more information about the payment options available under the Policy, see the Statement of Additional Information, available free of charge from our Customer Service Office, or contact our Customer Service Office.

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FEDERAL TAX CONSIDERATIONS

THIS DISCUSSION of federal tax considerations for your Executive Benefits VUL Policy is general in nature, does not purport to be complete or to cover all tax situations, and should not be considered as tax advice. It is based on our understanding of federal income tax laws as they are currently being interpreted. We cannot guarantee that these laws will not change while this prospectus is in use, or while your Policy is in force. If you are interested in purchasing a Policy, taking a Policy loan or effecting policy transactions, you should consult a legal or tax advisor regarding your particular circumstances.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Accordingly, there is some uncertainty about the application of Section 7702 to a Policy, particularly with respect to policies issued on an insured who does not meet our insurance requirements for standard coverage. Nevertheless, we believe there is a reasonable basis for concluding that your Policy should satisfy the applicable requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to separate account assets. Certain features of the Executive Benefits VUL Policy, such as your flexibility to allocate premiums and the Policy Account Value, have not been explicitly addressed in published rulings. While we believe that the Policy does not give policyowners investment control over the Separate Account’s assets, we reserve the right to modify the Policy as necessary to prevent the policyowner from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Internal Revenue Code requires that the investments of the investment divisions of our Separate Account be “adequately diversified” in order for the Policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax status

To qualify as a life insurance contract and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements that are set forth in the Internal Revenue Code.

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	59

Treatment of

Policy proceeds

We believe that there is a reasonable basis for concluding that your Policy should satisfy the applicable requirements of Section 7702 of the Internal Revenue Code. Assuming that is the case, the death benefits under your Policy should generally be excludable from the gross income of the beneficiary, and generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies.

TREATMENT OF POLICY PROCEEDS

We believe that the death benefits under your Policy should generally be excludable from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies. The money that you receive when the insured dies is generally not subject to federal income tax, but may be subject to federal estate taxes or generation-skipping transfer taxes. The tax consequences of continuing a Policy beyond the insured’s 100th year are unclear. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s 100th year.

Partial withdrawals, surrenders and Policy loans all result in money being taken out of your Policy before the insured dies. How this money is taxed depends on whether your Policy is classified as a modified endowment contract.

Under the Internal Revenue Code, certain life insurance contracts are classified as “modified endowment contracts,” with less favorable income tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract. In general, a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy Years or the first seven Policy Years following a material change, such as a face amount increase, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven policy years, or the first seven years after each increase in Total Face Amount, for example as a result of a partial withdrawal or any decrease in Total Face Amount, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Total Face Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary premium. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policyowner should consult with a competent advisor to determine whether a transaction will cause the Policy to be classified as a modified endowment contract.

If your policy is not considered a modified endowment contract:

•	money that you withdraw from your Policy will generally be taxed only if the total that you withdraw exceeds your investment in the Policy — which is generally equal to the total amount that you have

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paid in premiums reduced by any amounts you have previously received from the Policy that were tax-free. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax even if all of your investment in the Policy has not been recovered. When you withdraw money from your Policy, your investment in the Policy is reduced by any amount withdrawn that is not taxed;

•

if you surrender your Policy, you will generally be taxed only on the amount by which the value of your Policy, including any Policy Debt, is greater than your investment in the Policy. The tax consequences of surrendering your Policy may vary if you receive the proceeds under one of the payment plans. Losses are generally not tax deductible; and

•

Policy loans are generally not taxable because they must be paid back. The interest you pay on these loans is generally not tax deductible. However, if your Policy lapses while you have an outstanding Policy loan, you may have to pay tax on the amount that you still owe.

The tax consequences of a Policy loan are unclear if the difference between the rate we charge on the loan and the interest rate earned on the loan is very small or there is no difference at all. You should consult a tax advisor regarding these consequences including whether such a loan may be treated as a withdrawal.

If your Policy is considered a modified endowment contract:

•

all distributions other than death benefits, including partial withdrawals and surrenders, as well as amounts received from us or from other parties through Policy assignments and Policy loans, will be treated first as distributions of gain, taxable as ordinary income to the extent of any gain; and as a tax-free recovery of your investment in the Policy only after all the gain in the contract has been distributed;

•

all modified endowment contracts issued to you by GIAC or its affiliates during any calendar year will be treated as one modified endowment contract to determine the taxable portion of any distribution; and

•

a 10% penalty tax will also generally apply to any taxable distribution. There are certain exceptions, but they apply only to taxpayers who are individuals. The Policy will generally be owned by a business entity, not an individual.

If a Policy becomes a modified endowment contract, distributions that occur during the Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

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TAX TREATMENT OF EXCHANGES

Generally, there are no tax consequences when you exchange one life insurance policy for another policy, as long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original Policy was issued, if you exchange your Policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

POLICY CHANGES

We will make changes to Policies where necessary to attempt to ensure that they continue to qualify as life insurance under the Internal Revenue Code, and policyowners are not considered the direct owners of the mutual funds held in the Separate Account. Any changes will be made uniformly to all Policies affected. We will provide advance notice in writing of these changes when required by state insurance regulators. Federal, state and local governments may, from time to time, introduce new legislation concerning the taxation of life insurance policies. They can also change or adopt new interpretations of existing laws and regulations without notice. If you have questions about the tax consequences of your Executive Benefits VUL Policy, please consult a legal or tax advisor.

ESTATE AND GENERATION-SKIPPING TRANSFER TAXES

The Policy will generally be owned by a business entity, not an individual. In that case, the owner should not be affected by federal estate and generation-skipping transfer tax considerations. If the Policy is owned by an individual, however, the owner should consult a tax advisor about the federal estate and generation-skipping transfer tax consequences of owning the Policy.

Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “2010 Act”) increases the federal estate tax exemption to $5,000,000 and reduces the federal estate tax rate to 35%; increases the Federal gift tax exemption to $5,000,000 and retains the federal gift tax rate at 35%; and increases the generation-skipping transfer (“GST”) tax exemption to $5,000,000 and reduces the GST tax rate to 35%. Commencing in 2012 , these exemption amounts will be indexed for inflation.

The estate, gift, and GST provisions of the 2010 Act are only effective until December 31, 2012, after which the provisions will sunset, and the federal estate, gift and GST taxes will return to their pre-2001 levels, resulting in significantly lower exemptions and significantly higher tax rates. Between now and the end of 2012, Congress may make these provisions of the 2010 Act permanent, or they may do nothing and allow these 2010 Act provisions to sunset, or they may alter the exemptions and/or applicable tax rates.

62	PROSPECTUS	FEDERAL TAX CONSIDERATIONS

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

OTHER TAX CONSEQUENCES

Special considerations for non-individual owners and business beneficiaries of Policies

Executive Benefits VUL Policies can be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split-dollar insurance plans, and executive bonus plans, retiree medical benefits plans, or other similar plans. The tax consequences of these plans will vary depending on individual arrangements and circumstances. If you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should first consult a tax advisor regarding your specific circumstances.

Deductibility of interest and premiums. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Internal Revenue Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules and the business would not be able to deduct, as a business expense or otherwise, the premium paid for the Policy. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

In addition, rules have been passed by Congress relating to life insurance owned by businesses and the IRS has issued guidance relating to split-dollar arrangements. Due to the complexity of these rules, and because they are affected by your facts and circumstances, any business should consult with a qualified tax advisor before buying a Policy, and before making any changes or transactions under the Policy.

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Additionally, the Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	63

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Alternative minimum tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax. Corporate policyowners should consult their own tax advisors as to whether they are subject to the alternative minimum tax, and, if so, what impact ownership of the Policy will have on their alternative minimum tax liability.

Employer-owned life insurance contracts. An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contract. Pursuant to recently enacted Section 101(j) of the Internal Revenue Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). It is the employer’s responsibility to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by Section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. Contracts issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these new provisions, provided that the policy received in exchange does not have a material increase in death benefit or other material change with respect to the old policy.

Corporate policyowners should consult their own tax advisers.

In addition, Internal Revenue Code Section 6039I requires any policyowner of employer-owned contracts to file an annual return providing certain information about such contracts.

It is the policyowner’s responsibility to satisfy the requirements of Sections 101(j) and 6039I.

If you fail to observe the notice and consent requirements of Section 101(j) of the Internal Revenue Code, the death benefit will be taxable to you when received.

If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

Employers considering the purchase of, or owning one or more, life insurance contracts should consult their own advisers as to their obligations under Sections 101(j) and 6039I.

64	PROSPECTUS	FEDERAL TAX CONSIDERATIONS

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

GIAC’S TAXES

Based on current life insurance tax regulations, GIAC does not pay tax on investment income or capital gains from the assets held in the Separate Account that support account values. The operations of the Separate Account are reported on our federal income tax return, which is then consolidated with that of our parent company, Guardian Life. We may pay taxes at the state and local level, as well as premium taxes, but at present these are not substantial. If they increase, we reserve the right to recover these costs by charging the Separate Account or the Policy.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

INCOME TAX WITHHOLDING

We are generally required to withhold money for income taxes when you make a transaction on which you will have to pay tax. You can request in writing that we not withhold any amount for income tax purposes. If we do not, or if we fail to withhold enough to cover the taxes that are due, you could be penalized. You would also be responsible for any unpaid taxes when you file your regular income tax return. We may similarly withhold generation-skipping transfer taxes unless you tell us in writing that these taxes are not required.

Life insurance purchases by residents of Puerto Rico

The Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Life insurance purchases by nonresident aliens and foreign corporations

The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers who are U.S. citizens or residents. Purchasers who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

Possible tax law

changes

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	65

RIGHTS AND RESPONSIBILITIES

VOTING RIGHTS

As explained in “The Variable Investment Options,” we are the owner of the fund shares held in the Separate Account. As a result, we have the right to vote at any meeting of the funds’ shareholders. Where we are required to by law, we will vote fund shares based on the instructions we receive from Executive Benefits VUL policyowners. If we do not receive instructions from some policyowners, we will vote fund shares attributable to their Policies, and any shares we own in our own right, in the same proportion as the shares attributable to the policyowners from whom we do receive instructions. Because of this proportional voting, a small number of policyowners could control the outcome of a vote. This proportion could include policyowners and contract owners from other separate accounts.

If changes in the law or its interpretation allow us to make voting decisions in our own right, or to restrict the voting of policyowners, we reserve the right to do so. We will ask you for your voting instructions if, on the record date set by the fund’s directors, part of your Policy Account Value is invested in the variable investment option of the Separate Account that corresponds to the mutual fund holding a shareholders’ meeting.

The number of votes that you have will be based on the number of shares that you hold. We will calculate the number of shares, or fraction of a share, that you hold on the record date by dividing the dollar value of your investment in the division of the Separate Account corresponding to the mutual fund by the net asset value of the variable investment option’s shares on that date.

If, after careful examination, we reasonably disapprove of a proposed change to a mutual fund’s investment adviser, its advisory contract, or its investment objectives or policies, we may disregard policyowners’ voting instructions, if the law allows us to do so. If the change affects the investment adviser or investment policy, we will only exercise this right if we determine in good faith that the proposed change is contrary to state law or is inappropriate in view of the fund’s investment objective and purpose. If we exercise this right, we will provide a detailed explanation of our actions in the next semi-annual report to policyowners.

Certain activities related to the operation of the Separate Account may require the approval of policyowners. See “Rights Reserved by GIAC.” If a vote is required, you will be given one vote for every $100 of your Policy that is held in the variable investment options. For any investments that we hold on our own behalf, we will vote in the same proportion as our policyowners. You do not have the right to vote on the operations of the fixed-rate option.

66	PROSPECTUS	RIGHTS AND RESPONSIBILITIES

LIMITS TO GIAC’S RIGHT TO CHALLENGE A POLICY

Incontestability

Generally, we cannot challenge your Policy or any Total Face Amount increase once it is in force for two years. If we successfully challenge an increase in Total Face Amount, the death benefit will be the amount that would have been payable had such increase not taken effect. If this Policy is reinstated, the Policy will have a new two-year contestable period from the date of reinstatement.

The period of time during which we can challenge the Policy or any increase in Total Face Amount may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Misstatement of age or sex

If we find that the information in the application regarding the age or sex of the insured is wrong, we will adjust the death benefit to that which would have been purchased by the most recent deduction for cost of insurance under the Policy using the correct age or sex.

Suicide exclusion

If the insured commits suicide within two years of the Policy’s Issue Date, regardless of whether he or she is considered sane at the time, the amount that we must pay in death benefits will be limited to the greater of (a) or (b) as of the date of death where:

(a)	is the sum of all Policy premiums paid, minus any Policy Debt, and minus any partial withdrawals; and

(b)	is the Policy Account Value minus any Policy Debt.

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Total Face Amount, our liability, with respect to such increase, will be limited to the cost of insurance for such increase.

The period during which our liability is limited when the insured’s death results from suicide may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

RIGHTS RESERVED BY GIAC

We reserve the right to make changes or take actions that we feel are in the best interests of the policyowners and their beneficiaries, or are appropriate to carry out the purposes of the Policy. We will follow applicable laws and regulations in exercising our rights, and will seek the approval of policyowners or regulators when necessary. Some of the changes or actions we may take include:

•	operating the Separate Account in any form permitted by law;

•	taking any action that will allow the Separate Account either to comply with or be exempt from sections of the 1940 Act;

•	de-registering the Separate Account under the 1940 Act;

Incontestability

Generally, we cannot challenge your Policy once it is in force for two years.

RIGHTS AND RESPONSIBILITIES	PROSPECTUS	67

•	transferring the assets from one division of the Separate Account into other divisions, or to one or more separate accounts, or to our general account;

•	adding, combining or removing investment divisions in the Separate Account;

•

substituting, for the Policy Account Value held in any investment division, the shares of another class issued by a mutual fund in which such values are invested or the shares of a different mutual fund, or any other investment allowed by law;

•

modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer Unloaned Policy Account Value among the variable investment options or the fixed-rate option;

•	changing the way we make deductions or collect charges, consistent with the limits outlined in the Policy;

•	changing the Policy as required to ensure that it continues to qualify as life insurance under the Internal Revenue Code, or to preserve favorable tax treatment for your benefits under the Policy; or

•	making any changes necessary to the Policy so that it conforms with any action we are permitted to take.

Substitutions may be made with respect to existing Policy Account Value or the investment of future premium payments, or both. We may close subaccounts to allocations of premium payments or Policy Account Value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

We will inform you if we make a change that affects the basic nature of the investments in any of the variable investment options. If this occurs, you will have 60 days from the postmark on our notice to transfer your investments out of this option and into one of the other investment options, without charge. See “Transfers among the Investment Options.”

YOUR RIGHT TO CANCEL YOUR POLICY

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days of receiving your Policy; or

•	45 days of signing your completed Policy application.

Longer periods may apply in some states and in certain circumstances (e.g., if the policy is issued as a replacement of existing insurance coverage). You should refer to your Policy for further details.

If a cancellation notice is sent by mail, it will be effective on the date of the postmark. Once we receive your notice, we will refund all of the premiums you have made towards your Policy, and it will be considered void from the beginning. We may delay refunding any payments you made by check until your check has cleared.

68	PROSPECTUS	RIGHTS AND RESPONSIBILITIES

OTHER INFORMATION

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Guardian Investor Services LLC (GIS) for the distribution and sale of the Policies. GIS is affiliated with us. GIS acts as principal underwriter of the Executive Benefits VUL Policies as well as other variable life insurance policies and variable annuities that we offer. The Executive Benefits VUL Policies are distributed by GIAC agents who are licensed by state insurance authorities to sell variable life insurance and are Registered Representatives of GIS or other broker-dealer firms with which GIAC has entered into agreements to sell the policies, including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC.

The actual amount of compensation received by your Registered Representative will vary depending on specific payment arrangements of the broker-dealer, but the maximum payable for the sale of the Policies is as follows:

Policy Year one — premiums up to one Target Premium:

Generally, GIAC pays a maximum of 22% of Policy premiums up to one Target Premium in the first Policy Year.

Policy Years two through six — premiums up to one Target

Premium: Generally, GIAC pays a maximum of 3.0% of Policy premiums up to one Target Premium in Policy Years two through six.

Policy Year one — premiums in excess of one Target Premium:

Generally, GIAC pays a maximum of 1.00% of Policy premiums in excess of one Target Premium in Policy Year one.

Policy Years two through six — premiums in excess of one Target

Premium: Generally, GIAC pays a maximum of 1.50% of Policy premiums in excess of one Target Premium in Policy Years two through six.

Policy Years seven and thereafter: Generally, GIAC pays a maximum of 0.15% of Unloaned Policy Account Value per annum monthly in Policy Years seven and thereafter.

We reserve the right to pay any compensation permissible under applicable state law and regulations while a Policy is in force including, for example, additional sales or service compensation, or additional amounts paid in connection with special promotional incentives. In addition, we may compensate certain individuals for the sale of Policies in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. Individuals may also qualify for non-cash compensation such as expense-paid trips and educational seminars.

The fees and charges imposed under the Policy defray the costs of commissions and other sales expenses. You are not charged directly for commissions or other compensation paid for the sale of the Policies, but

OTHER INFORMATION	PROSPECTUS	69

commissions and other compensation are considered by GIAC in setting the levels of the charges that you do pay under the Policy.

If you return your Policy under the right to cancel provisions, the GIAC agent may have to return some or all of any commission we have paid.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Policies’ guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer’s contractual liability runs solely to GIAC, and no policyowner shall have any right of action against any reinsurer.

TELEPHONE AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take requests for fund transfers and changes in allocation of future premiums over the phone. See “How Your Premiums Are Allocated” and “Transfers among the Investment Options” for more details on requesting these transactions by telephone.

In addition to these telephone services, in the future we anticipate offering you the ability to use your personal computer to receive documents electronically, review your Policy information and perform other specified transactions. We will notify you as these electronic services become available. At that time, if you want to participate in any or all of our electronic programs, we will ask that you visit our Web site for information and registration. You may also be able to register by other forms of communication. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You may always request paper copies of any of these documents at any time by calling our Customer Service Office.

Generally, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. Should you decline to participate, you will be able to reinstate these services at any time. You bear the risk of possible loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe that the registration or instructions are genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your Policy information and PIN number private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

70	PROSPECTUS	OTHER INFORMATION

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to Policy administration or not in the best interests of the policyowners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties, we ask you to send your request by regular or express mail and we will process it using the net asset value first calculated after we receive the request. We will not be responsible or liable for any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or nonperformance; or any interruption resulting from emergency circumstances.

CERTAIN RESTRICTIONS ON PAYMENTS UNDER THE POLICY

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policyowner’s Policy. If these laws apply in a particular situation, we would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a Policy were frozen, the Policy Account Value would be moved to a special segregated account and held there until we received instructions from the appropriate federal regulator. These laws may also require us to provide information about you and your Policy to government agencies and departments.

LEGAL CONSIDERATIONS FOR EMPLOYERS

The Policy estimates different risks for men and women in establishing a Policy’s premiums, benefits and deductions, except in states where gender-neutral standards must be used. In 1983, the United States Supreme Court held that optional annuity benefits offered under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Anyone interested in buying an Executive Benefits VUL Policy in connection with an insurance or benefits program should consult with their legal advisor to determine if the Policy is appropriate for this purpose.

ILLUSTRATIONS

Illustrations can help demonstrate how the Policy operates, given the Policy’s charges, investment options and any optional features selected, how you plan to accumulate or access Policy Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy’s death benefit, Alternate Cash Surrender Value and Policy Account Value with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your Registered Representative or us (by calling 800-441-6455) to provide an illustration, without charge, based upon your specific situation.

OTHER INFORMATION	PROSPECTUS	71

Personalized illustrations will use either: (1) the weighted average of the investment advisory fees and operating expenses incurred by all the underlying mutual funds; or (2) the fund-specific weighted average of the investment advisory fees and operating expenses incurred by the underlying mutual funds selected by the policyowner and the arithmetic average of the investment advisory fees and operating expenses incurred by all the underlying mutual funds. The average used will be based on the actual fees and expenses incurred by the underlying mutual funds during 2010 after applicable reimbursements and waivers. Please note that a decline in a mutual fund’s average net assets during the current fiscal year as a result of market volatility or other factors could cause the expense ratio for a fund’s current fiscal year to be higher than the expense information utilized in the illustration.

LEGAL PROCEEDINGS

Currently there are no legal proceedings that are likely to have a material adverse effect on the Separate Account, the ability of GIS to perform under its agreement to serve as principal underwriter of the Policies, or GIAC’s ability to meet its obligations under the Policies.

FINANCIAL STATEMENTS

The financial statements of GIAC and the Separate Account are contained in the Statement of Additional Information.

72	PROSPECTUS	OTHER INFORMATION

APPENDIX A

SPECIAL TERMS USED IN THIS PROSPECTUS

Some of the special terms used in this prospectus are defined below.

Alternate Cash Surrender Value (your Policy refers to this as Alternate Net Cash Surrender Value)

The Policy Account Value plus a percentage of the total of all premium charges, administrative charges, and cost of insurance charges we have deducted from the premiums you have paid or from your Policy Account Value, up to and including the date the Alternate Cash Surrender Value is calculated. Beginning with Policy Month 84, or at any time in a surrender transaction intended to qualify as a tax free exchange, including an exchange for fixed benefit whole life insurance pursuant to the terms of the Policy (see “Exchanging a Policy”), the Alternate Cash Surrender Value equals the Policy Account Value.

Attained Age

The insured’s age on his or her birthday closest to the Policy Date plus the number of Policy Years completed since the Policy Date.

Basic Face Amount

The amount of coverage provided by the Policy, excluding any Supplemental Face Amount. The minimum Basic Face Amount is currently $100,000 ($250,000 for fully underwritten preferred plus non-tobacco (NT) policies).

Business Day

Each day that GIAC processes transactions, currently including each day on which the NYSE or its successor is open for trading and GIAC is open for business. GIAC’s close of business is 4:00 p.m. New York time or, if earlier, the close of the NYSE. If any transaction or event occurs or is scheduled to occur on a day that is not a Business Day, or if a transaction request is received after GIAC’s close of business, such transaction or event will be deemed to occur as of the next following Business Day unless otherwise specified. Currently, the only day on which the NYSE is open and GIAC is closed is the day after the Thanksgiving holiday. It is, however, possible that GIAC could be closed due to extreme weather conditions or other acts of God at times when the NYSE remains open. So long as the NYSE is open, we will calculate unit values and deduct Monthly Deductions on that day, even if GIAC is closed.

Customer Service Office

For regular mail: The Guardian Insurance & Annuity Company, Inc., Customer Service Office, P.O. Box 26125, Lehigh Valley, PA 18002-6125, 800-441-6455

For registered, certified or express mail: The Guardian Insurance & Annuity Company, Inc., 3900 Burgess Place, Bethlehem, PA 18017

Good Order

Notice from the party authorized to initiate a transaction under this Policy in a form satisfactory to GIAC, including all information required by GIAC to process the requested transaction.

Initial Total Face Amount

The sum of the Basic Face Amount plus any Supplemental Face Amount coverage in force on the Policy’s Issue Date.

APPENDICES	PROSPECTUS	73

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

Internal Revenue Code

The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue Date

The date your Policy is issued at GIAC’s Customer Service Office.

Loan Account

An account to which values from the variable investment options and the fixed-rate option are transferred when a policy loan is taken and to which we credit interest earned on the Loan Amount. The Loan Account is equal to the loan plus interest we credit to the Loan Account.

Loan Amount

The sum of any amounts borrowed plus any capitalized loan interest less any loan repayment.

Minimum to Issue Premium

The amount of premium that is due on the date your Policy is issued and must be paid in order for your Policy to take effect. It is shown in your Policy. It varies based on issue age, sex and underwriting class of the insured and Total Face Amount of the Policy.

Monthly Deduction(s)

The total of the charges due and payable on each Monthly Processing Date including cost of insurance and mortality and expense risk charges.

Monthly Processing Date

The day of each Policy Month on which the Monthly Deduction is deducted from the Policy Account Value and certain Policy benefits and values are calculated. The Monthly Processing Date is the same date of each calendar month as the Policy Date, or the last day of a calendar month if that is earlier. If such calendar day is not a Business Day, the Monthly Processing Date will be the next following Business Day.

Net Amount at Risk

The difference between the amount of the Policy’s death benefit that you would be paid and the Policy Account Value, after subtracting all applicable Monthly Deductions other than cost of insurance.

Net Cash Surrender Value

The Alternate Cash Surrender Value of your Policy less any Policy Debt, and less any applicable exchange charge, but not less than zero.

Net Premium

The amount of premium that remains after we deduct premium charges from the premiums you pay.

1940 Act

The Investment Company Act of 1940, as amended.

74	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

NYSE

The New York Stock Exchange.

Policy Account Value

The sum of the values of the variable investment options, the fixed-rate option and the Loan Account.

Policy Anniversary

The same date each year as the Policy Date.

Policy Date

This date is used to measure Policy Months, Policy Years, Policy Anniversaries, and Monthly Processing Dates. It also determines the age of the insured at issue. Your Policy Date is shown in the Policy Data section of your Policy.

Policy Debt

The unpaid Policy Loan Amount plus the accrued and unpaid interest on those loans.

Policy Year

The year commencing with the Policy Date or with an anniversary of that date.

SEC

The United States Securities and Exchange Commission.

Supplemental Face Amount

Additional insurance coverage that provides a level death benefit to the Policy Anniversary nearest the insured’s 100th birthday.

Target Premium

A measure of premium used to determine your Policy’s premium charges and agent commissions. Only the Policy’s Basic Face Amount has a Target Premium. The Target Premium associated with the Basic Face Amount is based on the insured’s age at issue, underwriting class and sex (unless sex-neutral rates are required by law). The minimum Target Premium is $3.50 per $1,000 of Basic Face Amount. The maximum Target Premium is $30.69 per $1,000 of Basic Face Amount.

Total Face Amount

The sum of the Basic Face Amount plus any Supplemental Face Amount, after giving effect to any increases or decreases in the Total Face Amount since the Issue Date. On the Policy Anniversary on which the insured is Attained Age 100, all Supplemental Face Amount coverage will end and thereafter the Total Face Amount will equal the Basic Face Amount in effect on the date of determination.

Unloaned Policy Account Value

The Policy Account Value less the Loan Account.

APPENDICES	PROSPECTUS	75

APPENDIX B

TABLE OF ALTERNATE CASH SURRENDER VALUE PERCENTAGES FOR CORPORATE OWNED POLICIES

Table of percentages used in the calculation of the Alternate Cash Surrender Value.

Month	Amortization Percent	Month	Amortization Percent
1	100.00%	43	69.75%
2	100.00%	44	69.00%
3	100.00%	45	68.25%
4	100.00%	46	67.50%
5	100.00%	47	66.75%
6	100.00%	48	66.00%
7	100.00%	49	63.92%
8	100.00%	50	61.83%
9	100.00%	51	59.75%
10	100.00%	52	57.67%
11	100.00%	53	55.58%
12	100.00%	54	53.50%
13	98.75%	55	51.42%
14	97.50%	56	49.33%
15	96.25%	57	47.25%
16	95.00%	58	45.17%
17	93.75%	59	43.08%
18	92.50%	60	41.00%
19	91.25%	61	38.92%
20	90.00%	62	36.83%
21	88.75%	63	34.75%
22	87.50%	64	32.67%
23	86.25%	65	30.58%
24	85.00%	66	28.50%
25	84.17%	67	26.42%
26	83.33%	68	24.33%
27	82.50%	69	22.25%
28	81.67%	70	20.17%
29	80.83%	71	18.08%
30	80.00%	72	16.00%
31	79.17%	73	14.67%
32	78.33%	74	13.33%
33	77.50%	75	12.00%
34	76.67%	76	10.67%
35	75.83%	77	9.33%
36	75.00%	78	8.00%
37	74.25%	79	6.67%
38	73.50%	80	5.33%
39	72.75%	81	4.00%
40	72.00%	82	2.67%
41	71.25%	83	1.33%
42	70.50%	84 & Over	0.00%

76	PROSPECTUS	APPENDICES

APPENDIX C

HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS

The following tables illustrate how the Policies operate. Specifically, they show how the death benefit, Net Cash Surrender Value and Policy Account Value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after-tax annual rates of 0%, 6% and 10%. The tables are based on Policies with face amounts of $1,000,000 for a male insured, issue age 40, guaranteed underwriting class, utilizing the Cash Value Accumulation Test. Values are first given based on current charges and then based on the Policy’s higher guaranteed charges. These illustrations may assist in the comparison of death benefits, Net Cash Surrender Values and Policy Account Values for the Policies with those for other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing a Policy, particularly if the decision to replace existing coverage is based primarily on a comparison of policy illustrations.

Actual returns will fluctuate over time and likely will be both positive and negative. The actual death benefits, Net Cash Surrender Values and Policy Account Values under the Policy could be significantly different from those shown even if actual returns averaged 0%, 6% and 10%, but fluctuated over and under those averages throughout the years shown. Depending on the timing and degree of fluctuation, the actual values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the policyowner pays more than the stated premium.

Death benefits, Net Cash Surrender Values and Policy Account Values will also be different from the amounts shown if (1) the actual gross rates of return average 0%, 6% or 10%, but vary above and below the average over the period; and (2) premiums are paid at other than annual intervals. Benefits and values will also be affected by the policyowner’s allocation of the Unloaned Policy Account Value among the variable investment options and the fixed-rate option. If the actual gross rate of return for all options averages 0%, 6% or 10%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy’s performance. Policy loans and other Policy transactions, such as partial withdrawals, will also affect results, as will the insured’s sex and underwriting class.

Death benefits, Net Cash Surrender Values and Policy Account Values shown in the tables reflect the fact that: (1) deductions have been made from premiums for premium charges; and (2) the Monthly Deduction is deducted from the Policy Account Value on each Monthly Processing Date. See “Deductions and Charges.” The amounts shown in the illustrations also reflect an arithmetic average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of 1.00% of the average daily net assets of such funds. The arithmetic average is based upon actual expenses of the funds incurred during 2010, before taking into account any applicable expense reimbursements or fee waivers. For an explanation of the expenses, see the accompanying fund prospectuses. Please note that a decline in a mutual fund’s average net assets during the current fiscal year due to market volatility or other factors could cause the expense ratio for a fund’s current fiscal year to be higher than the expense information utilized herein.

Taking account of the average investment advisory fee and operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at -1.00%, 5.00% and 9.00%, respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, Net Cash Surrender Values and Policy Account Values illustrated. See “GIAC’s taxes.”

APPENDICES	PROSPECTUS	77

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

GIAC will furnish upon request an illustration reflecting the proposed insured’s age, sex, underwriting class, face amount requested and applicable life insurance test, but a premium-based illustration must reflect GIAC’s current minimum face amount requirement for the Policy — which is $100,000 ($250,000 for fully underwritten preferred plus NT Policies). Personalized illustrations will use either: (1) the weighted average of the investment advisory fees and operating expenses incurred by all the underlying mutual funds; or (2) the fund-specific weighted average of the investment advisory fees and operating expenses incurred by the underlying mutual funds selected by the policyowner and the arithmetic average of the investment advisory fees and operating expenses incurred by all the underlying mutual funds. The average used will be based on the actual fees and expenses incurred by the underlying mutual funds during 2010 after applicable reimbursements and waivers.

These illustrations will refer to “net outlay” as the cash flow into or out of the Policy. It is equal to the sum of all premiums and accrued loan interest paid in cash and reduced by the proceeds of any Policy loan or partial withdrawal received in cash. For purposes of these illustrations, “net outlay” will be equal to Target Premium. With this Policy, we reasonably expect that policyowners will pay the Target Premium annually. Therefore, the illustrations are based on this expectation and as a result show premiums being paid only through Policy Year seven. If the policyowner pays the Target Premium for seven years, any additional payment after that would cause the Policy to become a modified endowment contract.

From time to time, advertisements or sales literature for the Policy may quote historical performance data of one or more of the underlying funds, and may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with historical average annual total returns of the underlying funds for which performance data is shown in the advertisement or sales literature replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples. Any such information is intended to show the Policy’s investment experience based on the historical experience of the underlying funds and is not intended to represent what may happen in the future.

GIAC began to offer the Policies on                     , 2011. As such, the Policies may not have been available when the funds commenced their operations. However, illustrations may be based on the actual investment experience of the funds since their respective inception dates. The results for any period prior to the Policies’ being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies. Thus the illustrations will reflect deductions for each fund’s expenses, and the charges deducted from premiums, Monthly Deductions and any transaction deductions associated with the Policy in question.

78	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 45, Guaranteed Issue Underwriting Standard Risk Class

$1,000,000 Basic Face Amount

Death Benefit Option 1

Target Premium = $47,990

Payment Scenario is Target Premium for Seven Years

These values reflect CURRENT cost of insurance and other charges

Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Assuming Current Charges and 0% Gross (-1.00% Net) Return				Assuming Current Charges and 6% Gross (5.00% Net) Return				Assuming Current Charges and 10% Gross (9.00% Net) Return
	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1
2
3
4
5
6
7
8
9
10
15
20
25
30
35
40
45
50
55
60
65
70
75
76

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	79

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 45, Guaranteed Issue Underwriting Standard Risk Class

$1,000,000 Basic Face Amount

Death Benefit Option 1

Target Premium = $47,990

Payment Scenario is Target Premium for Seven Years

These values reflect GUARANTEED cost of insurance and other charges

Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Assuming Guaranteed Charges and 0% Gross (-1.00% Net) Return				Assuming Guaranteed Charges and 6% Gross (5.00% Net) Return				Assuming Guaranteed Charges and 10% Gross (9.00% Net) Return
	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1
2
3
4
5
6
7
8
9
10
15
20
25
30
35
40
45
50
55
60
65
70
75
76

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

80	PROSPECTUS	APPENDICES

APPENDIX D

EXCHANGE CHARGE RATES

Issue Age	Male	Female	Unisex	Issue Age	Male	Female	Unisex
20	4.09	3.50	3.97	51	11.73	10.42	11.47
21	4.23	3.63	4.11	52	12.14	10.77	11.86
22	4.37	3.76	4.25	53	12.55	11.14	12.27
23	4.51	3.89	4.39	54	12.98	11.51	12.68
24	4.67	4.04	4.54	55	13.41	11.89	13.11
25	4.82	4.18	4.70	56	13.86	12.28	13.54
26	4.99	4.33	4.86	57	14.31	12.67	13.98
27	5.16	4.49	5.02	58	14.78	13.08	14.43
28	5.33	4.66	5.20	59	15.26	13.49	14.90
29	5.51	4.82	5.38	60	15.76	13.91	15.39
30	5.70	5.00	5.56	61	16.28	14.34	15.89
31	5.90	5.18	5.76	62	16.81	14.79	16.40
32	6.11	5.37	5.96	63	17.36	15.24	16.92
33	6.32	5.57	6.17	64	17.91	15.71	17.45
34	6.54	5.77	6.39	65	18.47	16.19	18.00
35	6.78	5.98	6.62	66	19.04	16.69	18.55
36	7.02	6.19	6.85	67	19.62	17.20	19.11
37	7.27	6.41	7.10	68	20.23	17.73	19.70
38	7.53	6.64	7.35	69	20.86	18.28	20.31
39	7.80	6.88	7.61	70	21.53	18.85	20.96
40	8.07	7.12	7.88	71	22.23	19.43	21.63
41	8.36	7.38	8.16	72	22.98	20.04	22.33
42	8.66	7.64	8.45	73	23.74	20.67	23.06
43	8.96	7.91	8.75	74	24.55	21.32	23.83
44	9.28	8.19	9.06	75	25.40	21.99	24.63
45	9.60	8.48	9.37	76	26.31	22.70	25.48
46	9.93	8.78	9.70	77	27.30	23.44	26.39
47	10.26	9.09	10.03	78	28.36	24.22	27.37
48	10.61	9.41	10.37	79	29.49	25.06	28.40
49	10.97	9.74	10.72	80	30.69	25.96	29.51
50	11.35	10.07	11.09

APPENDICES	PROSPECTUS	81

APPENDIX E

ADMINISTRATIVE CHARGES PER $1,000 OF BASIC FACE AMOUNT

Guaranteed Issue				Preferred Plus NT, Preferred NT, and Nonsmoker
Issue Age	Male	Female	Unisex	Issue Age	Male	Female	Unisex
20	0.030	0.030	0.030	20	0.030	0.030	0.030
21	0.030	0.030	0.030	21	0.030	0.030	0.030
22	0.030	0.030	0.030	22	0.030	0.030	0.030
23	0.030	0.030	0.030	23	0.030	0.030	0.030
24	0.030	0.030	0.030	24	0.030	0.030	0.030
25	0.030	0.030	0.030	25	0.030	0.030	0.030
26	0.030	0.030	0.030	26	0.030	0.030	0.030
27	0.030	0.030	0.030	27	0.030	0.030	0.030
28	0.030	0.030	0.030	28	0.030	0.030	0.030
29	0.030	0.030	0.030	29	0.030	0.030	0.030
30	0.030	0.030	0.030	30	0.030	0.030	0.030
31	0.030	0.030	0.030	31	0.030	0.030	0.030
32	0.030	0.030	0.030	32	0.030	0.030	0.030
33	0.030	0.030	0.030	33	0.030	0.030	0.030
34	0.030	0.030	0.030	34	0.030	0.030	0.030
35	0.030	0.030	0.030	35	0.030	0.030	0.030
36	0.030	0.030	0.030	36	0.030	0.030	0.030
37	0.030	0.030	0.030	37	0.030	0.030	0.030
38	0.030	0.030	0.030	38	0.030	0.030	0.030
39	0.030	0.030	0.030	39	0.030	0.030	0.030
40	0.030	0.030	0.030	40	0.030	0.030	0.030
41	0.030	0.030	0.030	41	0.030	0.030	0.030
42	0.030	0.030	0.030	42	0.030	0.030	0.030
43	0.030	0.030	0.030	43	0.030	0.030	0.030
44	0.030	0.030	0.030	44	0.030	0.030	0.030
45	0.031	0.031	0.031	45	0.031	0.031	0.031
46	0.033	0.033	0.033	46	0.033	0.031	0.033
47	0.037	0.034	0.036	47	0.037	0.031	0.035
48	0.040	0.036	0.039	48	0.040	0.031	0.038
49	0.043	0.038	0.042	49	0.043	0.031	0.040
50	0.048	0.039	0.046	50	0.048	0.031	0.043
51	0.052	0.041	0.049	51	0.052	0.031	0.047
52	0.057	0.043	0.053	52	0.057	0.031	0.050
53	0.062	0.045	0.058	53	0.062	0.031	0.054
54	0.068	0.048	0.063	54	0.068	0.031	0.058
55	0.073	0.050	0.068	55	0.073	0.031	0.063
56	0.082	0.056	0.075	56	0.074	0.034	0.064
57	0.091	0.062	0.083	57	0.075	0.038	0.066
58	0.102	0.068	0.093	58	0.076	0.042	0.068
59	0.113	0.076	0.104	59	0.078	0.046	0.069
60	0.126	0.084	0.116	60	0.078	0.051	0.072
61	0.141	0.093	0.128	61	0.079	0.056	0.073
62	0.157	0.103	0.143	62	0.080	0.062	0.076
63	0.174	0.115	0.160	63	0.081	0.068	0.078
64	0.194	0.128	0.178	64	0.083	0.076	0.081
65	0.217	0.142	0.198	65	0.083	0.083	0.083
66	0.283	0.168	0.255	66	0.087	0.087	0.087
67	0.372	0.199	0.328	67	0.090	0.090	0.090
68	0.486	0.237	0.424	68	0.093	0.093	0.093
69	0.637	0.281	0.548	69	0.098	0.098	0.098
70	0.833	0.333	0.708	70	0.102	0.102	0.102
				71	0.106	0.106	0.106
				72	0.110	0.110	0.110
				73	0.114	0.114	0.114
				74	0.118	0.118	0.118
				75	0.123	0.123	0.123
				76	0.128	0.128	0.128
				77	0.133	0.133	0.133
				78	0.138	0.138	0.138
				79	0.144	0.144	0.144
				80	0.150	0.150	0.150

82	PROSPECTUS	APPENDICES

APPENDIX E

ADMINISTRATIVE CHARGES PER $1,000 OF BASIC FACE AMOUNT

Standard
Issue Age	Male	Female	Unisex	Issue Age	Male	Female	Unisex
20	0.054	0.054	0.054	51	0.088	0.071	0.084
21	0.054	0.054	0.054	52	0.091	0.072	0.086
22	0.054	0.054	0.054	53	0.093	0.072	0.088
23	0.054	0.054	0.054	54	0.096	0.073	0.090
24	0.054	0.054	0.054	55	0.098	0.073	0.092
25	0.054	0.054	0.054	56	0.101	0.073	0.094
26	0.054	0.054	0.054	57	0.104	0.074	0.097
27	0.054	0.054	0.054	58	0.108	0.075	0.100
28	0.054	0.054	0.054	59	0.113	0.076	0.104
29	0.054	0.054	0.054	60	0.126	0.084	0.116
30	0.054	0.054	0.054	61	0.141	0.093	0.128
31	0.054	0.054	0.054	62	0.157	0.103	0.143
32	0.054	0.054	0.054	63	0.174	0.115	0.160
33	0.054	0.054	0.054	64	0.194	0.128	0.178
34	0.054	0.054	0.054	65	0.217	0.142	0.198
35	0.054	0.054	0.054	66	0.283	0.168	0.255
36	0.054	0.054	0.054	67	0.372	0.199	0.328
37	0.054	0.054	0.054	68	0.486	0.237	0.424
38	0.054	0.054	0.054	69	0.637	0.281	0.548
39	0.054	0.054	0.054	70	0.833	0.333	0.708
40	0.054	0.054	0.054	71	0.833	0.333	0.708
41	0.054	0.054	0.054	72	0.833	0.333	0.708
42	0.054	0.054	0.054	73	0.833	0.333	0.708
43	0.054	0.054	0.054	74	0.833	0.333	0.708
44	0.054	0.054	0.054	75	0.833	0.333	0.708
45	0.056	0.056	0.056	76	0.833	0.333	0.708
46	0.061	0.058	0.060	77	0.833	0.333	0.708
47	0.066	0.061	0.065	78	0.833	0.333	0.708
48	0.072	0.064	0.070	79	0.833	0.333	0.708
49	0.078	0.068	0.076	80	0.833	0.333	0.708
50	0.086	0.071	0.082

APPENDICES	PROSPECTUS	83

TABLE OF CONTENTS FOR

STATEMENT OF ADDITIONAL INFORMATION

ABOUT GIAC

ADDITIONAL INFORMATION ABOUT THE POLICY

ADDITIONAL INFORMATION ABOUT CHARGES

PERFORMANCE INFORMATION

ADDITIONAL INFORMATION

FINANCIAL STATEMENTS OF THE GUARDIAN SEPARATE ACCOUNT N

CONSOLIDATED FINANCIAL STATEMENTS OF THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

84	PROSPECTUS	SAI–CONTENTS

BACK COVER PAGE

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the Policy described in this prospectus and is incorporated into this prospectus by reference. If you would like a free copy, please call us toll-free at 800-441-6455, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26125

Lehigh Valley, PA 18002-6125

Information about us (including the SAI), is also available on the SEC’s Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC’s Public Reference Room, 100 F Street, NE, Room 1580, Washington, DC 20549. (Direct questions to the SEC at 202-551-5850.)

HOW TO COMMUNICATE WITH US

Except for proper telephone transfer requests, we cannot act on any request unless it is received in writing at our Customer Service Office, in a form acceptable to us. Your request must include:

•	your policy number;

•	the full name of all policyowners;

•	the full name of the insured; and

•	your current address.

Our address for regular mail is:

The Guardian Insurance & Annuity Company, Inc.

P.O. Box 26125

Lehigh Valley, PA 18002-6125

Our address for registered, certified or express mail is:

The Guardian Insurance & Annuity Company, Inc.

3900 Burgess Place

Bethlehem, PA 18017

If you need information on your Policy, or a free personalized illustration of death benefits, surrender values and cash values under your Policy, please contact your Registered Representative, or call us at 800-441-6455 between 8:00 a.m. and 6:00 p.m. New York (eastern) time or write us at the above address. Current policyowners should contact their Registered Representative for current personalized illustrations.

Investment Company Act File No. 811-09725

Securities Act of 1933 File No. 333-

BACK COVER PAGE	PROSPECTUS	85

EXECUTIVE BENEFITS GATEWAY VUL

Issued through The Guardian Separate Account N of

The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated             , 2011

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current prospectus for The Guardian Separate Account N variable universal life insurance policy (marketed under the name “Executive Benefits Gateway VUL”) (the “Policy”) dated             , 2011.

A free prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26125

Lehigh Valley, PA 18002

800.441.6455

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

B-1

ABOUT GIAC

Your Policy is issued through Separate Account N, (Separate Account or Separate Account N), of The Guardian Insurance & Annuity Company, Inc. (GIAC), a Delaware stock insurance company formed in 1970. GIAC is licensed to sell life insurance and annuities in all 50 states of the United States of America and the District of Columbia. As of December 31, 2010, our total admitted assets (Statutory basis) exceeded $10.2 billion.

We are wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2010, Guardian Life had total admitted assets (Statutory basis) in excess of $33.1 billion. The offices of both Guardian Life and GIAC are located at 7 Hanover Square, New York, NY 10004.

Both Guardian Life and GIAC have consistently received exemplary ratings from Moody’s Investors Service, Inc., Standard & Poor’s Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time, and only reflect GIAC’s ability to meet its insurance-related obligations and the guaranteed return on the fixed-rate option. These ratings do not apply to the variable investment options, which are subject to the risks of investing in any securities. Guardian Life does not issue the Policies, and does not guarantee the benefits provided by the Policy. The Guardian Separate Account N was established by GIAC’s Board of Directors on September 23, 1999, under the insurance laws of the State of Delaware. It is registered with the SEC as a unit investment trust.

ADDITIONAL INFORMATION ABOUT THE POLICY

DEATH BENEFIT

Cash Value Accumulation Test

To satisfy the Cash Value Accumulation Test, the death benefit must be at least equal to the Alternate Cash Surrender Value on a given date multiplied by a death benefit factor. A table of death benefit factors appears in your Policy. These factors are equal to one divided by the net single premium (the single premium that would be needed to pay for the death benefit under the Policy, including any Supplemental Face Amount coverage).

Experience Factor

We calculate the unit value of each variable investment option on each Business Day by multiplying the option’s immediately preceding unit value by the experience factor (sometimes referred to as the “net investment factor”) for that day. We calculate the experience factor as follows on each Business Day:

•	the net asset value of one share of the mutual fund corresponding to the variable investment option at the close of the current Business Day; plus

•

the amount per share of any dividends or capital gains distributed by the fund on the current Business Day, minus any federal, state or local taxes payable by GIAC and allocated by GIAC to the variable investment option; divided by

•	the net asset value of one share of the same mutual fund at the close of the previous Business Day.

We do not calculate the unit value on non-Business Days. Non-Business Days use the unit value calculated as of the most recent preceding Business Day.

The prospectuses for each fund describe how they calculate the net asset values of their mutual fund shares.

Decreasing the Total Face Amount

A partial withdrawal will typically cause an immediate reduction in your Policy’s Total Face Amount. Your Total Face Amount will be decreased by first decreasing any Supplemental Face Amount coverage and then the Basic Face Amount coverage.

Reducing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Total Face Amount may also reduce the federal tax law limits on what you can put into the Policy. In these cases you may need to have a portion of the policy’s cash value paid to you to comply with federal tax law. See “Federal Tax Considerations” in the prospectus.

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Increasing the Total Face Amount

We’ll issue any increase as Supplemental Face Amount coverage. Each increase has its own issue date, face amount and issue age.

You don’t have to pay an additional premium to increase the Total Face Amount, so long as your Policy Account Value, less the Monthly Deduction and less Policy Debt, is not less than zero.

Increasing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract. The tax consequences associated with your Policy being classified as a modified endowment contract are discussed in the prospectus under “Federal Tax Considerations.”

Dollar Cost Averaging Transfer Option

The amount of your monthly transfer under this option must be at least $100 for each variable investment option you wish to invest in. Amounts will be transferred automatically on each Monthly Processing Date from RS Money Market VIP Series into the variable investment options you have chosen. Before the program can begin, you must submit an authorization form. We will stop your dollar cost averaging program when:

•	the period of time listed on your dollar cost averaging authorization form ends;

•

your Policy Account Value in RS Money Market VIP Series is insufficient to cover your monthly transfer to the variable investment options you have chosen. If this happens we will divide what you do have in RS Money Market VIP Series proportionally among the variable investment options you have chosen, leaving a balance of zero in RS Money Market VIP Series;

•

you tell us in writing to end the program (if we receive this notice at least three Business Days before the next Monthly Processing Date, dollar cost averaging will cease as of that Monthly Processing Date; otherwise dollar cost averaging will cease as of the next following Monthly Processing Date); or

•	your Policy lapses or you surrender it.

You may change your transfer instructions or reinstate the dollar cost averaging program, subject to the rules above, if we receive a new authorization form at our Customer Service Office before your Policy’s next Monthly Processing Date; otherwise your transfer instructions or reinstatement will take effect as of the next following Monthly Processing Date.

Automatic Portfolio Rebalancing Transfer Option

If you choose automatic portfolio rebalancing, your Policy Account Value will be automatically rebalanced to maintain a selected proportion of your Policy Account Value in each of the variable investment options. Generally, this selected proportion will correspond to your then-current premium allocation designation.

Before the program can begin, you must submit an authorization form. We will rebalance your Policy Account Value beginning on the date you specify in your written authorization, received in Good Order at our Customer Service Office, or on the Business Day next following if the selected date is a non-Business Day. Once rebalancing begins, we will rebalance every 3 months thereafter.

Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not currently charge you for using this service.

We will stop automatic rebalancing of your Policy Account Value when:

•	The period of time, if any, listed on your automatic rebalancing authorization form ends;

•	any of the variable investment options that are part of your portfolio rebalancing selections becomes unavailable for investment;

•

you tell us in writing to end the program (if we receive this notice at our Customer Service Office before the next rebalancing date, rebalancing will cease as of that date; otherwise rebalancing will cease as of the next scheduled rebalancing date); or

•	Your Policy lapses or you surrender it.

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Payment Options

Under Payment Option 1, we will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.

Under Payment Option 2, we will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Payment Option 3, we will make monthly payments for a specified number of years. The amount of the payments will include interest at 3% per year.

Under Payment Option 4, we will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 5, we will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 6, we will make monthly payments for 10 years and for the remaining life of the last surviving of two payees.

The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5 and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Your Policy lists the monthly payment for every $1,000 of proceeds that the payee applies under Options 3 to 6.

Exchanging a Policy

If you elect to exchange your Policy for a level premium, fixed-benefit whole life policy then being issued by us or our affiliate, Guardian Life, the exchange may result in a cost or credit to you.

The exchange cost or credit is calculated using the following values where:

•

(a) is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the Policy Date) with an annual interest rate of 6%, less the cumulative premiums for this Policy (i.e., the actual premiums paid for this Policy to the date of the exchange) accumulated at an annual interest rate of 6%; and

•	(b) is the cash value of the new policy, less this Policy’s Net Cash Surrender Value on the exchange date.

For purposes of calculating cumulative premiums for this Policy under (a) above, any withdrawals from the Policy will be deducted from the sum of the actual premiums paid to date.

If either or both of these values are greater than zero, you must pay an exchange cost to the issuing company. If both of these values are less than zero, the issuing company will pay an exchange credit to you. The exchange cost will be the greater of (a) or (b). If one value is positive and one value is negative, the exchange cost is the positive value. The exchange credit will be the greater of (a) and (b) (i.e., the amount closer to zero).

In calculating an exchange cost or credit, we reserve the right to assess an additional charge if the insured is in a substandard risk class. This charge would be based on the substandard reserve for the new policy.

If your policy is issued in Florida or New York, you will also have the option to elect a paid-up insurance option. This option can be exercised on any Policy Anniversary and the election is irrevocable. You can obtain more information from your Registered Representative or our Customer Service Office.

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Assigning the Rights to Your Policy

You may assign the rights under your Policy to another person or business. This is often done, for example, to secure a loan. We will only be bound by such an agreement when we have received a copy of the assignment papers, signed by you, as well as the business or person to whom you are assigning your rights, and your Policy’s beneficiaries, if applicable. Assignments are subject to all payments made or actions we have taken on or before the date we receive the assignment papers. We are not responsible for determining whether the transfer of your Policy’s rights is legally valid. The entity or person to whom you assign your rights may exercise all rights granted under the Policy except the right to:

•	change the Policyowner or beneficiary;

•	change a payment option; and

•	direct where your Net Premiums will be invested or make transfers among the fixed-rate and variable investment options.

Assigning the rights to your Policy also may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

Modifying the Policy

Only the President, a Vice President, or the Secretary of GIAC may make or modify this Policy. No agent has the authority to:

•	change this Policy;

•	waive any provision of this Policy or any of GIAC’s requirements; or

•	waive an answer to any question in the application(s).

GIAC will not be bound by any promise or statement made by any agent or other person except as stated above.

Other Policies

We offer other variable life insurance policies that have different death benefits, policy features and optional programs.

However, these other policies also have different charges that would affect the performance of the investment divisions of the Separate Account in which you invest, as well as your Policy Account Value. To obtain more information about these other policies, contact our Customer Service Office or your registered representative.

Distribution of the Policy and Other Contractual Arrangements

We have an agreement with Guardian Investor Services LLC (GIS) for GIS to act as the principal underwriter of the Policies, as well as the other variable life insurance policies and variable annuity contracts that we offer. GIS is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority (“FINRA”). Under this agreement we paid through GIS for the sale of products issued by the Separate Account a total of $207,309 in 2008, $1,929,548 in 2009 and $1,831,299 in 2010. GIS did not retain any of such commissions.

GIS is a Delaware corporation organized on December 19, 2001; it is a wholly owned subsidiary of GIAC and is located at 7 Hanover Square, New York, NY 10004.

The offering of the Policies is continuous, and we do not anticipate discontinuing offering the Policies. However, we reserve the right to discontinue the offering at any time. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the policyowners or the Separate Account.

Agents and Commissions

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GIS, or of broker-dealer firms that have entered into agreements with GIAC and GIS to sell Policies, which may include our affiliate Park Avenue Securities LLC.

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The prospectus contains information regarding commissions paid to GIAC agents. Information on how to obtain a Prospectus is available on the cover page of this Statement of Additional Information.

Because registered representatives also are GIAC agents, they are eligible for additional compensation in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. In addition, agents may qualify for non-cash compensation such as expense-paid trips or educational seminars.

If you return your Policy under the right to cancel provisions, the agent may have to return some or all of any commissions we have paid.

Administrative Services

Through an agreement with our parent company, Guardian Life, to carry out the administration of Policies, we are billed quarterly for the time that their staff spends on GIAC business, and for the use of their centralized services and sales force.

Our parent company, Guardian Life, has also entered into an agreement with its wholly owned subsidiary, American Financial Systems, Inc. (“AFS”), a Massachusetts corporation, having its principal place of business at 610 Lincoln Street, Suite 100, Waltham, MA, pursuant to which AFS will provide services to support the sale, issuance and maintenance of GIAC’s Executive Benefits VUL Policies including but not limited to (i) providing initial and annual illustrations for the Policies, (ii) providing third party administrative services for executive benefit plans using the Policies as funding vehicles, such as plan enrollment, implementation, administration and case management, including benefit statements, preparation of forms for policy changes, and transaction confirmations for the Policies, (iii) coordinating allocation of cash values with allocations made by the policyowner’s plan participants/insureds on an ongoing basis, and (iv) providing the policyowner and plan participants/insureds access to on-line account information services. Guardian Life will make payments to AFS on behalf of GIAC consisting of royalties based on premiums received by GIAC for the Policies, an annual maintenance fee for on-line systems access services, and reimbursement for services provided by employees of AFS on behalf of the Policies including a percentage of salaries and bonuses, allocated overhead expenses and information technology infrastructure expenses. For the year ended December 31, 2010, Guardian Life has made payments of $2,456,174 to AFS under this agreement and GIAC has made payments of $298,417.

Other Agreements

We have entered into several other agreements, including:

•

agreements with the RS, AllianceBernstein, Alger, American Century, BlackRock, Davis, Delaware, Fidelity, Franklin, Gabelli, Ibbotson, Invesco, Ivy, Janus, Legg Mason, MFS, Oppenheimer, PIMCO, Templeton, and Wells Fargo fund complexes (or affiliated entities) under which we are compensated for certain distribution and/or administrative costs and expenses connected to the offering and sale of their funds to our policyholders. The amount we receive is based on a percentage of assets under management. We may also receive 12b-1 fees from the funds.

ADDITIONAL INFORMATION ABOUT CHARGES

Cost of Insurance Charge

Changes in the health of the insured will not cause your cost of insurance charge to increase. Increases in the cost of insurance rates are not made to an individual Policy, but are made equally to all Policies where the insured people are of the same Attained Age, sex, and underwriting class. We may increase this charge when we expect:

•	a higher number of deaths among people in a certain group;

•	higher expenses or federal income taxes;

•	a higher number of Policies that are allowed to lapse by their policyowners;

•	an increase in state or local premium taxes; or

•	lower earnings.

Generally, reducing the Net Amount at Risk results in lower charges for the cost of insurance. Decreasing the Net Amount at Risk partly depends on the death benefit option under your policy. Under this policy, you reduce the Net

B-6

Amount at Risk when you pay premiums. That’s because premiums increase the Policy Account Value. See “Death Benefits” in the prospectus. A higher Net Amount at Risk results in higher deductions for cost of insurance.

Actuarial Experts

The actuarial matters contained in this prospectus have been examined by Elizabeth C. Rogalin, FSA, MAAA, Vice President & Chief Actuary, Retirement Solutions, of GIAC. Her opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Communications We’ll Send You

Shortly after your Policy Anniversary each year, we will send you an updated statement showing the following information:

•	the amount of your current death benefit;

•	the instructions we have on file regarding where to invest your Net Premiums, and how much you have invested in each of the allocation options;

•	your Policy Account Value and Alternate Cash Surrender Value;

•	the amount you have paid in Policy premiums and the charges that we have deducted since the last Policy Anniversary;

•	a summary of any transfers or partial withdrawals, loans or loan repayments that you have made since your last annual statement;

•	the total of any outstanding Policy Debt that you owe us; and

•	the interest rate for allocations to the fixed-rate option.

Twice a year we will send you reports containing the financial statements of the underlying funds. The annual reports will contain audited financial statements.

We will confirm in writing receipt of your Policy premiums and any transfers or other transactions. However, you will not automatically receive a confirmation statement for premium payments paid through the pre-authorized checking plan; these confirmation statements will be mailed only upon request. We will also write you to request a required payment to keep your Policy from lapsing.

If several members of the same household own a Policy, we may send only one annual report, semi-annual report and prospectus to that address unless you instruct us otherwise. You may receive additional copies by calling or writing our Customer Service Office.

Advertising Practices

In our advertisements and sales materials for the Policies we may include:

•	articles or reports on variable life insurance in general, or specifically, and any other information published in business or general information publications;

•	relevant indices or rankings of investment securities or similar groups of funds;

•	comparisons of the variable investment options with the mutual funds offered through the separate accounts of other insurance companies, or those with similar investment objectives and policies; and

•

comparisons with other investments, including those guaranteed by various governments. We may use the past performance of the variable investment options and funds to promote the policies. This data is not indicative of the performance of the funds or the policies in the future or the investment experience of individual policyowners.

We may feature individual funds and their managers, and describe the asset levels and sales volumes of GIAC, GIS and others in the investment industry. We may also refer to past, current or prospective economic trends and investment performance, and any other information that may be of interest.

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Advertisements and sales literature about the variable life policies and the Separate Account may also refer to ratings given to GIAC by insurance company rating and/or ranking organizations such as:

•	Moody’s Investors Service, Inc.

•	Standard & Poor’s Ratings Group

•	A.M. Best & Co.

•	Duff & Phelps

•	Comdex

These ratings relate only to GIAC’s ability to meet its obligations under the Policy’s fixed-rate option and to pay death benefits provided under the Policy, not to the performance or safety of the variable investment options.

Legal Matters

The legal validity of the Policy has been confirmed by Richard T. Potter, Jr., Senior Vice President and Counsel of GIAC.

Financial Statements

The GIAC consolidated financial statements contained in this Statement of Additional Information should only be used to determine our ability to meet our obligations under the Policies, and not as an indication of the investment experience of the Separate Account.

Experts

The statutory basis balance sheets of GIAC as of December 31, 2010 and 2009 and the related statements of operations, of changes in surplus and of cash flows for each of the two years in the period ended December 31, 2010 and the statement of assets and liabilities of Separate Account N as of December 31, 2010 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2010, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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B-9

FINANCIAL STATEMENTS OF

THE GUARDIAN SEPARATE ACCOUNT N

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010

	RS Large Cap Alpha VIP Series Class I	RS S&P 500 Index VIP Series Class I	RS Asset Allocation VIP Series Class I

Assets:
Shares owned in underlying fund	148,212	550,090	—
Net asset value per share (NAV)	38.03	9.12	—

Total Assets (Shares x NAV)	$5,636,491	$5,016,818	$—
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$5,636,491	$5,016,818	$—

Net Assets: Total
Contract value in accumulation period	$5,636,491	$5,016,818	$—

Net Assets	$5,636,491	$5,016,818	$—

Total Units Outstanding	612,540	496,030	—
Unit Value (Accumulation)	$9.20	$10.11	$—

Cost of Shares in Underlying Fund	$5,055,004	$4,868,922	$—

STATEMENT OF OPERATIONS Year Ended December 31, 2010

	RS Large Cap Alpha VIP Series Class I	RS S&P 500 Index VIP Series Class I	RS Asset Allocation VIP Series Class I
2010 Investment Income
Income:
Reinvested dividends	$121,450	$81,901	$—
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	121,450	81,901	—

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	167,550	(57,028)	—
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	167,550	(57,028)	—
Net change in unrealized appreciation/(depreciation) of investments	558,825	613,013	—

Net realized and unrealized gain/(loss) from investments	726,375	555,985	—

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$847,825	$637,886	$—

See notes to financial statements.

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Investment Divisions
RS High Yield Bond VIP Series Class I	RS Low Duration Bond VIP Series Class I	RS Large Cap Value VIP Series Class I	RS Partners VIP Series Class I	RS Investment Quality Bond VIP Series Class I	RS Global Natural Resources Series Class II	RS Money Market VIP Series Class I

95,747	85,529	—	61,253	357,528	13,956	7,894,769
7.51	10.39	—	12.40	12.32	11.40	1.00

$719,060	$888,643	$—	$759,538	$4,404,746	$159,102	$7,894,769

—	—	—	—	—	—	—

$719,060	$888,643	$—	$759,538	$4,404,746	$159,102	$7,894,769

$719,060	$888,643	$—	$759,538	$4,404,746	$159,102	$7,894,769

$719,060	$888,643	$—	$759,538	$4,404,746	$159,102	$7,894,769

39,655	68,766	—	50,338	233,326	15,994	624,853
$18.13	$12.92	$—	$15.09	$18.88	$9.95	$12.63

$686,643	$907,591	$—	$595,122	$4,352,975	$133,835	$7,894,769

Investment Divisions
RS High Yield Bond VIP Series Class I	RS Low Duration Bond VIP Series Class I	RS Large Cap Value VIP Series Class I	RS Partners VIP Series Class I	RS Investment Quality Bond VIP Series Class I	RS Global Natural Resources Series Class II	RS Money Market VIP Series Class I

$56,627	$26,169	$—	$—	$164,667	$—	$982

—	—	—	—	—	—	—

56,627	26,169	—	—	164,667	—	982

(1,241)	26,460	—	46,178	32,336	4,427	—
—	6,184	—	—	47,038	—	—

(1,241)	32,644	—	46,178	79,374	4,427	—
23,277	(14,825)	—	111,820	33,753	21,286	—

22,036	17,819	—	157,998	113,127	25,713	—

$78,663	$43,988	$—	$157,998	$277,794	$25,713	$982

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The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010 (continued)

	Gabelli Capital Asset	RS International Growth VIP Series Class I	RS Emerging Markets VIP Series Class I

Assets:
Shares owned in underlying fund	104,573	103,944	137,594
Net asset value per share (NAV)	18.80	19.68	24.48

Total Assets (Shares x NAV)	$1,965,967	$2,045,625	$3,368,298
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$1,965,967	$2,045,625	$3,368,298

Net Assets: Total
Contract value in accumulation period	$1,965,967	$2,045,625	$3,368,298

Net Assets	$1,965,967	$2,045,625	$3,368,298

Total Units Outstanding	100,175	162,455	83,275
Unit Value (Accumulation)	$19.63	$12.59	$40.45

Cost of Shares in Underlying Fund	$1,685,584	$1,725,336	$2,737,457

STATEMENT OF OPERATIONS Year Ended December 31, 2010 (continued)

	Gabelli Capital Asset	RS International Growth VIP Series Class I	RS Emerging Markets VIP Series Class I
2010 Investment Income
Income:
Reinvested dividends	$7,598	$31,593	$86,544
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	7,598	31,593	86,544

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	(111,838)	(149,053)	(252,403)
Reinvested realized gain distributions	—	—	15,559

Net realized gain/(loss) on investments	(111,838)	(149,053)	(236,844)
Net change in unrealized appreciation/(depreciation) of investments	578,272	365,329	683,893

Net realized and unrealized gain/(loss) from investments	466,434	216,276	447,049

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$474,032	$247,869	$533,593

See notes to financial statements.

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Investment Divisions
RS Small Cap Growth Equity VIP Series Class I	Value Line Centurion	Value Line Strategic Asset Management Trust	Invesco V.I. Capital Appreciation Series I	Invesco V.I. Utilities Series I	Invesco V.I. Core Equity Series I	Invesco V.I. Core Equity Series II

242,982	27,351	106,768	15,696	25,325	39,432	9,772
13.14	11.94	17.96	23.30	14.87	27.03	26.82

$3,192,783	$326,566	$1,917,554	$365,708	$376,586	$1,065,848	$262,082

—	—	—	—	—	—	—

$3,192,783	$326,566	$1,917,554	$365,708	$376,586	$1,065,848	$262,082

$3,192,783	$326,566	$1,917,554	$365,708	$376,586	$1,065,848	$262,082

$3,192,783	$326,566	$1,917,554	$365,708	$376,586	$1,065,848	$262,082

196,115	46,165	148,837	53,416	35,435	121,353	25,820
$16.28	$7.07	$12.88	$6.85	$10.63	$8.78	$10.15

$2,644,225	$384,157	$1,957,064	$349,626	$395,241	$981,687	$241,718

Investment Divisions
RS Small Cap Growth Equity VIP Series Class I	Value Line Centurion	Value Line Strategic Asset Management Trust	Invesco V.I. Capital Appreciation Series I	Invesco V.I. Utilities Series I	Invesco V.I. Core Equity Series I	Invesco V.I. Core Equity Series II

$—	$6,257	$14,134	$2,476	$13,723	$8,931	$1,938

—	—	—	—	—	—	—

—	6,257	14,134	2,476	13,723	8,931	1,938

(175,534)	(19,441)	(94,717)	(21,809)	(88,160)	8,650	(1,644)
—	—	—	—	—	—	—

(175,534)	(19,441)	(94,717)	(21,809)	(88,160)	8,650	(1,644)
849,798	79,043	332,815	67,882	96,075	73,772	16,388

674,264	59,602	238,098	46,073	7,915	82,422	14,744

$674,264	$65,859	$252,232	$48,549	$21,638	$91,353	$16,682

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The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010 (continued)

	Invesco V.I. Government Securities Series II	Invesco V.I. Mid Cap Core Equity Series II	Invesco V.I. Utilities Series II

Assets:
Shares owned in underlying fund	9,843	9,874	571
Net asset value per share (NAV)	11.92	12.28	14.78

Total Assets (Shares x NAV)	$117,328	$121,251	$8,436
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$117,328	$121,251	$8,436

Net Assets: Total
Contract value in accumulation period	$117,328	$121,251	$8,436

Net Assets	$117,328	$121,251	$8,436

Total Units Outstanding	10,428	11,419	904
Unit Value (Accumulation)	$11.25	$10.62	$9.33

Cost of Shares in Underlying Fund	$120,400	$106,014	$8,076

STATEMENT OF OPERATIONS Year Ended December 31, 2010 (continued)

	Invesco V.I. Government Securities Series II	Invesco V.I. Mid Cap Core Equity Series II	Invesco V.I. Utilities Series II
2010 Investment Income
Income:
Reinvested dividends	$4,068	$343	$243
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	4,068	343	243

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	38	929	9
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	38	929	9
Net change in unrealized appreciation/(depreciation) of investments	(3,072)	12,600	360

Net realized and unrealized gain/(loss) from investments	(3,034)	13,529	369

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$1,034	$13,872	$612

See notes to financial statements.

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Investment Divisions
Invesco Van Kampen V.I. Growth and Income Series II	Alger American Capital Appreciation Class S	Alliance Bernstein VPS Value Class B	Alliance Bernstein VPS Growth & Income Class B	Alliance Bernstein VPS Large Cap Growth Class B	Alliance Bernstein VPS Global Thematic Growth Class B	Alliance Bernstein VPS International Value Class B

29,856	5,344	11,153	18,113	5,773	12,419	158
18.37	51.04	9.75	17.01	27.08	18.99	14.77

$548,460	$272,758	$108,740	$308,094	$156,337	$235,828	$2,327

—	—	—	—	—	—	—

$548,460	$272,758	$108,740	$308,094	$156,337	$235,828	$2,327

$548,460	$272,758	$108,740	$308,094	$156,337	$235,828	$2,327

$548,460	$272,758	$108,740	$308,094	$156,337	$235,828	$2,327

51,456	24,544	9,048	26,487	12,599	17,758	279
$10.66	$11.11	$12.02	$11.63	$12.41	$13.28	$8.34

$469,122	$236,504	$109,952	$299,801	$131,776	$196,000	$2,173

Investment Divisions
Invesco Van Kampen V.I. Growth and Income Series II	Alger American Capital Appreciation Class S	Alliance Bernstein VPS Value Class B	Alliance Bernstein VPS Growth & Income Class B	Alliance Bernstein VPS Large Cap Growth Class B	Alliance Bernstein VPS Global Thematic Growth Class B	Alliance Bernstein VPS International Value Class B

$462	$356	$1,693	$—	$371	$2,258	$52

—	—	—	—	—	—	—

462	356	1,693	—	371	2,258	52

1,800	12,210	(7,745)	(59,185)	(11,778)	2,817	(11)
—	—	—	—	—	—	—

1,800	12,210	(7,745)	(59,185)	(11,778)	2,817	(11)
57,559	22,613	17,199	95,100	26,667	33,824	155

59,359	34,823	9,454	35,915	14,889	36,641	144

$59,821	$35,179	$11,147	$35,915	$15,260	$38,899	$196

B-15

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010 (continued)

	Alliance Bernstein VPS Real Estate Investment Class B	American Century VP Capital Appreciation Class I	American Century VP Mid Cap Value Class I

Assets:
Shares owned in underlying fund	61,202	6,058	381
Net asset value per share (NAV)	12.05	14.14	14.14

Total Assets (Shares x NAV)	$737,483	$85,667	$5,394
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$737,483	$85,667	$5,394

Net Assets: Total
Contract value in accumulation period	$737,483	$85,667	$5,394

Net Assets	$737,483	$85,667	$5,394

Total Units Outstanding	71,371	7,860	451
Unit Value (Accumulation)	$10.33	$10.90	$11.96

Cost of Shares in Underlying Fund	$536,896	$70,040	$4,932

STATEMENT OF OPERATIONS Year Ended December 31, 2010 (continued)

	Alliance Bernstein VPS Real Estate Investment Class B	American Century VP Capital Appreciation Class I	American Century VP Mid Cap Value Class I
2010 Investment Income
Income:
Reinvested dividends	$8,049	$—	$34
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	8,049	—	34

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	6,798	233	1
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	6,798	233	1
Net change in unrealized appreciation/(depreciation) of investments	136,530	14,585	462

Net realized and unrealized gain/(loss) from investments	143,328	14,818	463

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$151,377	$14,818	$497

See notes to financial statements.

B-16

Investment Divisions
BlackRock Global Allocation V.I. Class III	Davis Financial	Davis Real Estate	Davis Value	Delaware VIP Limited-Term Diversified Income Service Class	Delaware VIP Diversified Income Service Class	Delaware VIP Emerging Markets Service Class

17,576	46,951	112,850	167,903	11,382	64,501	1,101
14.49	11.00	8.69	11.97	10.09	11.22	22.13

$254,673	$516,462	$980,666	$2,009,803	$114,976	$723,699	$24,354

—	—	—	—	—	—	—

$254,673	$516,462	$980,666	$2,009,803	$114,976	$723,699	$24,354

$254,673	$516,462	$980,666	$2,009,803	$114,976	$723,699	$24,354

$254,673	$516,462	$980,666	$2,009,803	$114,976	$723,699	$24,354

21,784	39,646	40,949	157,900	9,552	55,966	1,919
$11.69	$13.03	$23.95	$12.73	$12.03	$12.93	$12.69

$239,562	$518,515	$793,127	$1,971,225	$114,339	$692,204	$20,675

Investment Divisions
BlackRock Global Allocation V.I. Class III	Davis Financial	Davis Real Estate	Davis Value	Delaware VIP Limited-Term Diversified Income Service Class	Delaware VIP Diversified Income Service Class	Delaware VIP Emerging Markets Service Class

$2,682	$4,076	$17,285	$25,238	$1,213	$28,273	$1,035

—	—	—	—	—	—	—

2,682	4,076	17,285	25,238	1,213	28,273	1,035

1,977	(38,865)	(141,397)	(53,617)	27	5,963	(6,482)
1,457	—	—	—	73	1,482	—

3,434	(38,865)	(141,397)	(53,617)	100	7,445	(6,482)
15,111	84,861	296,451	260,610	502	10,518	(2,608)

18,545	45,996	155,054	206,993	602	17,963	(9,090)

$21,227	$50,072	$172,339	$232,231	$1,815	$46,236	$(8,055)

B-17

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010 (continued)

	Wells Fargo Advantage VT International Equity Class II	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2

Assets:
Shares owned in underlying fund	938	195,047	86,828
Net asset value per share (NAV)	5.74	23.49	18.75

Total Assets (Shares x NAV)	$5,385	$4,581,654	$1,628,017
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$5,385	$4,581,654	$1,628,017

Net Assets: Total
Contract value in accumulation period	$5,385	$4,581,654	$1,628,017

Net Assets	$5,385	$4,581,654	$1,628,017

Total Units Outstanding	432	301,961	122,372
Unit Value (Accumulation)	$12.46	$15.17	$13.30

Cost of Shares in Underlying Fund	$4,951	$4,194,171	$1,378,203

STATEMENT OF OPERATIONS Year Ended December 31, 2010 (continued)

	Wells Fargo Advantage VT International Equity Class II	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2
2010 Investment Income
Income:
Reinvested dividends	$21	$42,509	$24,348
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	21	42,509	24,348

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	19	(343,536)	(135,470)
Reinvested realized gain distributions	108	1,938	—

Net realized gain/(loss) on investments	127	(341,598)	(135,470)
Net change in unrealized appreciation/(depreciation) of investments	434	966,016	315,868

Net realized and unrealized gain/(loss) from investments	561	624,418	180,398

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$582	$666,927	$204,746

See notes to financial statements.

B-18

Investment Divisions
Fidelity VIP Growth Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP High Income Service Class 2	Fidelity VIP Mid Cap Service Class 2	Templeton Growth Securities Class 2	Templeton Global Bond Securities Class 2	Mutual Shares Securities Class 2

—	24,965	6,816	174,753	3,079	—	4,191
—	17.78	5.45	32.13	11.01	—	15.95

$—	$443,879	$37,148	$5,614,820	$33,905	$—	$66,854

—	—	—	—	—	—	—

$—	$443,879	$37,148	$5,614,820	$33,905	$—	$66,854

$—	$443,879	$37,148	$5,614,820	$33,905	$—	$66,854

$—	$443,879	$37,148	$5,614,820	$33,905	$—	$66,854

—	49,810	3,022	205,178	3,459	—	5,555
$—	$8.91	$12.29	$27.37	$9.80	$—	$12.04

$—	$383,204	$37,459	$4,701,589	$30,054	$—	$62,700

Investment Divisions
Fidelity VIP Growth Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP High Income Service Class 2	Fidelity VIP Mid Cap Service Class 2	Templeton Growth Securities Class 2	Templeton Global Bond Securities Class 2	Mutual Shares Securities Class 2

$—	$—	$2,767	$6,022	$188	$—	$176

—	—	—	—	—	—	—

—	—	2,767	6,022	188	—	176

—	(9,165)	220	(201,159)	(1,003)	—	769
—	—	—	16,173	—	—	—

—	(9,165)	220	(184,986)	(1,003)	—	769
—	94,890	(311)	1,416,223	3,235	—	4,153

—	85,725	(91)	1,231,237	2,232	—	4,922

$—	$85,725	$2,676	$1,237,259	$2,420	$—	$5,098

B-19

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010 (continued)

	Franklin Small Cap Value Securities Class 2	Ibbotson Balanced ETF Asset Allocation Class II	Ibbotson Growth ETF Asset Allocation Class II

Assets:
Shares owned in underlying fund	8,548	133,441	13,965
Net asset value per share (NAV)	16.25	10.17	9.65

Total Assets (Shares x NAV)	$138,907	$1,357,093	$134,759
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$138,907	$1,357,093	$134,759

Net Assets: Total
Contract value in accumulation period	$138,907	$1,357,093	$134,759

Net Assets	$138,907	$1,357,093	$134,759

Total Units Outstanding	12,490	114,084	10,989
Unit Value (Accumulation)	$11.12	$11.90	$12.26

Cost of Shares in Underlying Fund	$119,320	$1,219,200	$121,605

STATEMENT OF OPERATIONS Year Ended December 31, 2010 (continued)

	Franklin Small Cap Value Securities Class 2	Ibbotson Balanced ETF Asset Allocation Class II	Ibbotson Growth ETF Asset Allocation Class II
2010 Investment Income
Income:
Reinvested dividends	$681	$8,712	$765
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	681	8,712	765

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	5,305	3,075	1,065
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	5,305	3,075	1,065
Net change in unrealized appreciation/(depreciation) of investments	19,587	121,845	13,154

Net realized and unrealized gain/(loss) from investments	24,892	124,920	14,219

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$25,573	$133,632	$14,984

See notes to financial statements.

B-20

Investment Divisions
Ibbotson Income & Growth ETF Asset Allocation Class II	IVY Funds VIP Small Cap Growth	Janus Aspen Enterprise Institutional Shares	Janus Aspen Forty Institutional Shares	Janus Aspen Janus Institutional Shares	Janus Aspen Worldwide Institutional Shares	Janus Aspen Forty Service Shares

9,861	1,436	48,171	47,321	30,863	44,516	896
10.64	10.53	38.72	35.74	24.26	30.13	35.24

$104,925	$15,117	$1,865,190	$1,691,254	$748,747	$1,341,275	$31,591

—	—	—	—	—	—	—

$104,925	$15,117	$1,865,190	$1,691,254	$748,747	$1,341,275	$31,591

$104,925	$15,117	$1,865,190	$1,691,254	$748,747	$1,341,275	$31,591

$104,925	$15,117	$1,865,190	$1,691,254	$748,747	$1,341,275	$31,591

9,284	1,186	244,555	145,856	94,973	180,425	3,344
$11.30	$12.75	$7.63	$11.60	$7.88	$7.43	$9.45

$98,256	$13,495	$1,491,737	$1,520,375	$661,602	$1,223,991	$29,238

Investment Divisions
Ibbotson Income & Growth ETF Asset Allocation Class II	IVY Funds VIP Small Cap Growth	Janus Aspen Enterprise Institutional Shares	Janus Aspen Forty Institutional Shares	Janus Aspen Janus Institutional Shares	Janus Aspen Worldwide Institutional Shares	Janus Aspen Forty Service Shares

$470	$—	$1,076	$5,603	$7,894	$7,627	$58

—	—	—	—	—	—	—

470	—	1,076	5,603	7,894	7,627	58

232	23	69,674	44,726	5,257	(8,480)	40
—	—	—	—	—	—	—

232	23	69,674	44,726	5,257	(8,480)	40
6,669	1,622	314,242	52,240	85,139	188,452	2,353

6,901	1,645	383,916	96,966	90,396	179,972	2,393

$7,371	$1,645	$384,992	$102,569	$98,290	$187,599	$2,451

B-21

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010 (continued)

	Janus Aspen Janus Service Shares	Janus Aspen Enterprise Service Shares	Janus Aspen Perkins Mid Cap Value Service Shares

Assets:
Shares owned in underlying fund	—	—	17,639
Net asset value per share (NAV)	—	—	15.74

Total Assets (Shares x NAV)	$—	$—	$277,634
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$—	$—	$277,634

Net Assets: Total
Contract value in accumulation period	$—	$—	$277,634

Net Assets	$—	$—	$277,634

Total Units Outstanding	—	—	24,637
Unit Value (Accumulation)	$—	$—	$11.27

Cost of Shares in Underlying Fund	$—	$—	$250,149

STATEMENT OF OPERATIONS Year Ended December 31, 2010 (continued)

	Janus Aspen Janus Service Shares	Janus Aspen Enterprise Service Shares	Janus Aspen Perkins Mid Cap Value Service Shares
2010 Investment Income
Income:
Reinvested dividends	$—	$—	$1,127
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	—	—	1,127

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	—	—	1,520
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	—	—	1,520
Net change in unrealized appreciation/(depreciation) of investments	—	—	23,005

Net realized and unrealized gain/(loss) from investments	—	—	24,525

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$—	$—	$25,652

See notes to financial statements.

B-22

Investment Divisions
Janus Aspen Worldwide Service Shares	MFS Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class	MFS Research Initial Class	MFS Total Return Initial Class	MFS Growth Service Class

1,708	39,299	13,285	54,461	7,454	163,445	—
29.80	24.69	20.04	18.31	19.04	18.71	—

$50,912	$970,280	$266,225	$997,187	$141,918	$3,058,056	$—

—	—	—	—	—	—	—

$50,912	$970,280	$266,225	$997,187	$141,918	$3,058,056	$—

$50,912	$970,280	$266,225	$997,187	$141,918	$3,058,056	$—

$50,912	$970,280	$266,225	$997,187	$141,918	$3,058,056	$—

4,663	128,254	23,872	69,959	14,337	184,237	—
$10.92	$7.57	$11.15	$14.25	$9.90	$16.60	$—

$45,921	$809,759	$252,176	$690,303	$124,839	$3,062,065	$—

Investment Divisions
Janus Aspen Worldwide Service Shares	MFS Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class	MFS Research Initial Class	MFS Total Return Initial Class	MFS Growth Service Class

$128	$972	$2,845	$—	$1,172	$80,956	$—

—	—	—	—	—	—	—

128	972	2,845	—	1,172	80,956	—

1,371	21,840	(3,034)	(53,537)	981	(85,213)	7,683
—	—	—	—	—	—	—

1,371	21,840	(3,034)	(53,537)	981	(85,213)	7,683
4,991	100,910	26,905	323,938	17,566	283,417	(4,306)

6,362	122,750	23,871	270,401	18,547	198,204	3,377

$6,490	$123,722	$26,716	$270,401	$19,719	$279,160	$3,377

B-23

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2010 (continued)

	MFS Strategic Income Service Class	MFS Research Service Class

Assets:
Shares owned in underlying fund	12,047	9,568
Net asset value per share (NAV)	9.97	18.93

Total Assets (Shares x NAV)	$120,113	$181,127
Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$120,113	$181,127

Net Assets: Total
Contract value in accumulation period	$120,113	$181,127

Net Assets	$120,113	$181,127

Total Units Outstanding	9,971	17,050
Unit Value (Accumulation)	$12.05	$10.62

Cost of Shares in Underlying Fund	$113,692	$157,391

STATEMENT OF OPERATIONS Year Ended December 31, 2010 (continued)

	MFS Strategic Income Service Class	MFS Research Service Class
2010 Investment Income
Income:
Reinvested dividends	$5,260	$1,135
Expenses:
Mortality and expense risk charges	—	—

Net investment income/(expense)	5,260	1,135

2010 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	(1,515)	(176)
Reinvested realized gain distributions	—	—

Net realized gain/(loss) on investments	(1,515)	(176)
Net change in unrealized appreciation/(depreciation) of investments	4,913	19,959

Net realized and unrealized gain/(loss) from investments	3,398	19,783

2010 Net Increase/(Decrease) in Net Assets Resulting from Operations	$8,658	$20,918

See notes to financial statements.

B-24

Investment Divisions
MFS Total Return Service Class	Oppenheimer Global Securities/VA Service Class	PIMCO Real Return Advisor Class	PIMCO Total Return Advisor Class

41,785	19	1,441	72,297
18.48	30.04	13.14	11.08

$772,184	$577	$18,936	$801,052

—	—	—	—

$772,184	$577	$18,936	$801,052

$772,184	$577	$18,936	$801,052

$772,184	$577	$18,936	$801,052

72,196	46	1,681	72,469
$10.70	$12.42	$11.26	$11.05

$697,946	$540	$18,896	$808,185

Investment Divisions
MFS Total Return Service Class	Oppenheimer Global Securities/VA Service Class	PIMCO Real Return Advisor Class	PIMCO Total Return Advisor Class

$17,894	$—	$129	$13,314

—	—	—	—

17,894	—	129	13,314

1,766	—	134	30
—	—	154	23,093

1,766	—	288	23,123
48,419	37	40	(99)

50,185	37	328	23,024

$68,079	$37	$457	$36,338

B-25

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010

	RS Large Cap Alpha VIP Series Class I	RS S&P 500 Index VIP Series Class I	RS Asset Allocation VIP Series Class I

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$8,299	$83,599	$3,014
Net realized gain/(loss) from sale of investments	37,635	(176,031)	(106,877)
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	971,884	1,107,176	153,572

Net increase/(decrease) resulting from operations	1,017,818	1,014,744	49,709

2009 Policy Transactions
Net policy purchase payments	729,762	635,520	46,982
Transfers on account of death, surrenders and withdrawals	(203,561)	(976,595)	(75,712)
Transfers of policy loans	(87,618)	(33,960)	(883)
Transfers of cost of insurance and policy fees	(525,649)	(410,749)	(28,135)
Transfers between investment divisions, net	184,488	(193,786)	(244,409)
Transfers–other	(587)	513	(3)

Net increase/(decrease) from policy transactions	96,835	(979,057)	(302,160)

Total Increase/(Decrease) in Net Assets	1,114,653	35,687	(252,451)
Net Assets at December 31, 2008	4,033,575	4,504,757	252,451

Net Assets at December 31, 2009	$5,148,228	$4,540,444	$—

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$121,450	$81,901	$—
Net realized gain/(loss) from sale of investments	167,550	(57,028)	—
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	558,825	613,013	—

Net increase/(decrease) resulting from operations	847,825	637,886	—

2010 Policy Transactions
Net policy purchase payments	753,253	574,191	—
Transfers on account of death, surrenders and withdrawals	(421,491)	(123,688)	—
Transfers of policy loans	(117,613)	(102,751)	—
Transfers of cost of insurance and policy fees	(536,320)	(369,083)	—
Transfers between investment divisions, net	(42,553)	(143,805)	—
Transfers–other	5,162	3,624	—

Net increase/(decrease) from policy transactions	(359,562)	(161,512)	—

Total Increase/(Decrease) in Net Assets	488,263	476,374	—
Net Assets at December 31, 2009	5,148,228	4,540,444	—

Net Assets at December 31, 2010	$5,636,491	$5,016,818	$—

See notes to financial statements.

B-26

Investment Divisions
RS High Yield Bond VIP Series Class I	RS Low Duration Bond VIP Series Class I	RS Large Cap Value VIP Series Class I	RS Partners VIP Series Class I	RS Investment Quality Bond VIP Series Class I	RS Global Natural Resources Series Class II	RS Money Market VIP Series Class I

$23,014	$26,288	$1,143	$—	$140,915	$—	$2,788
(24,599)	2,862	(143,244)	(19,357)	(12,311)	1,387	—
—	—	—	—	21,764	—	—
72,075	(1,189)	188,209	111,405	185,544	4,168	—

70,490	27,961	46,108	92,048	335,912	5,555	2,788

45,429	243,659	57,657	160,993	570,132	38,075	7,768,289
(34,490)	(22,196)	(24,160)	(17,276)	(273,251)	—	(574,925)
(457)	(49,398)	428	(2,094)	(52,380)	—	(634,742)
(33,616)	(63,975)	(21,724)	(28,460)	(360,564)	(3,444)	(495,786)
131,871	710,752	(283,409)	253,960	418,167	26,415	(5,979,489)
(72)	128	(250)	(676)	248	75	1,789

108,665	818,970	(271,458)	366,447	302,352	61,121	85,136

179,155	846,931	(225,350)	458,495	638,264	66,676	87,924
168,563	198,107	225,350	152,507	2,860,876	1,162	4,330,938

$347,718	$1,045,038	$—	$611,002	$3,499,140	$67,838	$4,418,862

$56,627	$26,169	$—	$—	$164,667	$—	$982
(1,241)	26,460	—	46,178	32,336	4,427	—
—	6,184	—	—	47,038	—	—
23,277	(14,825)	—	111,820	33,753	21,286	—

78,663	43,988	—	157,998	277,794	25,713	982

46,972	262,417	—	84,156	496,203	32,202	7,909,227
(10,348)	(13,325)	—	(7,773)	(126,286)	—	(607,425)
590	(493,960)	—	(7,355)	(50,714)	—	(92,077)
(48,730)	(103,038)	—	(46,790)	(380,038)	(11,296)	(620,358)
304,200	147,502	—	(32,964)	688,258	44,367	(3,114,902)
(5)	21	—	1,264	389	278	460

292,679	(200,383)	—	(9,462)	627,812	65,551	3,474,925

371,342	(156,395)	—	148,536	905,606	91,264	3,475,907
347,718	1,045,038	—	611,002	3,499,140	67,838	4,418,862

$719,060	$888,643	$—	$759,538	$4,404,746	$159,102	$7,894,769

B-27

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010 (continued)

	Gabelli Capital Asset	RS International Growth VIP Series Class I	RS Emerging Markets VIP Series Class I

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$12,248	$28,206	$76,296
Net realized gain/(loss) from sale of investments	(132,406)	(185,426)	(325,964)
Reinvested realized gain distributions	1,022	760	—
Net change in unrealized appreciation/(depreciation) of investments	592,174	572,059	1,576,966

Net increase/(decrease) resulting from operations	473,038	415,599	1,327,298

2009 Policy Transactions
Net policy purchase payments	295,923	295,947	389,169
Transfers on account of death, surrenders and withdrawals	(120,509)	(136,000)	(218,037)
Transfers of policy loans	(50,144)	(30,950)	(36,513)
Transfers of cost of insurance and policy fees	(168,263)	(187,274)	(293,447)
Transfers between investment divisions, net	(14,186)	314,379	276,054
Transfers–other	207	337	(426)

Net increase/(decrease) from policy transactions	(56,972)	256,439	116,800

Total Increase/(Decrease) in Net Assets	416,066	672,038	1,444,098
Net Assets at December 31, 2008	1,298,213	1,087,358	1,422,259

Net Assets at December 31, 2009	$1,714,279	$1,759,396	$2,866,357

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$7,598	$31,593	$86,544
Net realized gain/(loss) from sale of investments	(111,838)	(149,053)	(252,403)
Reinvested realized gain distributions	—	—	15,559
Net change in unrealized appreciation/(depreciation) of investments	578,272	365,329	683,893

Net increase/(decrease) resulting from operations	474,032	247,869	533,593

2010 Policy Transactions
Net policy purchase payments	250,006	267,198	505,035
Transfers on account of death, surrenders and withdrawals	(230,890)	(210,466)	(192,416)
Transfers of policy loans	(19,147)	(38,139)	(12,422)
Transfers of cost of insurance and policy fees	(165,683)	(199,090)	(331,177)
Transfers between investment divisions, net	(56,003)	215,931	(2,331)
Transfers–other	(627)	2,926	1,659

Net increase/(decrease) from policy transactions	(222,344)	38,360	(31,652)

Total Increase/(Decrease) in Net Assets	251,688	286,229	501,941
Net Assets at December 31, 2009	1,714,279	1,759,396	2,866,357

Net Assets at December 31, 2010	$1,965,967	$2,045,625	$3,368,298

See notes to financial statements.

B-28

Investment Divisions
RS Small Cap Growth Equity VIP Series Class I	Value Line Centurion	Value Line Strategic Asset Management Trust	Invesco V.I. Capital Appreciation Series I	Invesco V.I. Utilities Series I	Invesco V.I. Core Equity Series I	Invesco V.I. Core Equity Series II

$—	$—	$16,790	$2,138	$16,328	$14,539	$1,968
(387,411)	(95,842)	(130,170)	(26,131)	(58,507)	(9,848)	1,118
—	—	123,237	—	4,116	—	—
1,020,934	119,849	285,653	92,897	83,165	189,240	3,976

633,523	24,007	295,510	68,904	45,102	193,931	7,062

376,055	58,302	187,747	79,992	75,505	98,818	58,687
(167,028)	(38,854)	(140,461)	(37,246)	(12,902)	(60,435)	—
(30,428)	(4,523)	49,520	(7,850)	(1,824)	100,864	—
(219,375)	(25,582)	(167,652)	(57,760)	(45,467)	(81,334)	(2,459)
(82,171)	(9,739)	41,037	(11,902)	(30,335)	(4,018)	65,108
(566)	(16)	65	(210)	151	(107)	40

(123,513)	(20,412)	(29,744)	(34,976)	(14,872)	53,788	121,376

510,010	3,595	265,766	33,928	30,230	247,719	128,438
1,785,125	243,418	1,437,617	335,595	342,476	714,279	—

$2,295,135	$247,013	$1,703,383	$369,523	$372,706	$961,998	$128,438

$—	$6,257	$14,134	$2,476	$13,723	$8,931	$1,938
(175,534)	(19,441)	(94,717)	(21,809)	(88,160)	8,650	(1,644)
—	—	—	—	—	—	—
849,798	79,043	332,815	67,882	96,075	73,772	16,388

674,264	65,859	252,232	48,549	21,638	91,353	16,682

398,483	50,523	171,851	66,392	69,364	84,301	23,310
(92,558)	(10,465)	(80,194)	(43,913)	(29,002)	(50,511)	—
(14,904)	(1,777)	58,361	(12,949)	(3,404)	79,467	—
(234,020)	(24,572)	(157,516)	(51,820)	(42,969)	(73,509)	(12,706)
163,852	—	(30,947)	(10,068)	(11,585)	(27,256)	106,312
2,531	(15)	384	(6)	(162)	5	46

223,384	13,694	(38,061)	(52,364)	(17,758)	12,497	116,962

897,648	79,553	214,171	(3,815)	3,880	103,850	133,644
2,295,135	247,013	1,703,383	369,523	372,706	961,998	128,438

$3,192,783	$326,566	$1,917,554	$365,708	$376,586	$1,065,848	$262,082

B-29

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010 (continued)

	Invesco V.I. Government Securities Series II	Invesco V.I. Mid Cap Core Equity Series II	Invesco V.I. Utilities Series II

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$481	$—
Net realized gain/(loss) from sale of investments	5	12	—
Reinvested realized gain distributions	—	606	—
Net change in unrealized appreciation/(depreciation) of investments	—	2,637	—

Net increase/(decrease) resulting from operations	5	3,736	—

2009 Policy Transactions
Net policy purchase payments	—	—	—
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	—	(414)	—
Transfers between investment divisions, net	(5)	49,533	—
Transfers–other	—	(3)	—

Net increase/(decrease) from policy transactions	(5)	49,116	—

Total Increase/(Decrease) in Net Assets	—	52,852	—
Net Assets at December 31, 2008	—	—	—

Net Assets at December 31, 2009	$—	$52,852	$—

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$4,068	$343	$243
Net realized gain/(loss) from sale of investments	38	929	9
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	(3,072)	12,600	360

Net increase/(decrease) resulting from operations	1,034	13,872	612

2010 Policy Transactions
Net policy purchase payments	6,819	10,096	4,068
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	(3,487)	(4,325)	(387)
Transfers between investment divisions, net	112,984	48,643	4,143
Transfers–other	(22)	113	—

Net increase/(decrease) from policy transactions	116,294	54,527	7,824

Total Increase/(Decrease) in Net Assets	117,328	68,399	8,436
Net Assets at December 31, 2009	—	52,852	—

Net Assets at December 31, 2010	$117,328	$121,251	$8,436

See notes to financial statements.

B-30

Investment Divisions
Invesco Van Kampen V.I. Growth and Income Series II	Alger American Capital Appreciation Class S	Alliance Bernstein VPS Value Class B	Alliance Bernstein VPS Growth & Income Class B	Alliance Bernstein VPS Large Cap Growth Class B	Alliance Bernstein VPS Global Thematic Growth Class B	Alliance Bernstein VPS International Value Class B

$5,186	$—	$2,775	$9,652	$—	$—	$2
373	38	(59,311)	(50,032)	(12,491)	24,720	—
—	—	—	—	—	—	—
21,779	13,641	71,919	94,504	50,386	43,873	(1)

27,338	13,679	15,383	54,124	37,895	68,593	1

—	—	18,983	61,830	30,414	29,790	—
—	—	(47,860)	(29,518)	(13,261)	(13,301)	—
—	—	(68)	(1,415)	(37)	(2,034)	—
(3,621)	(1,229)	(9,554)	(32,130)	(19,491)	(10,857)	(2)
427,917	144,770	(6,783)	(6,614)	—	(20,761)	215
—	—	(85)	(48)	51	58	—

424,296	143,541	(45,367)	(7,895)	(2,324)	(17,105)	213

451,634	157,220	(29,984)	46,229	35,571	51,488	214
—	—	122,324	245,631	104,663	62,930	—

$451,634	$157,220	$92,340	$291,860	$140,234	$114,418	$214

$462	$356	$1,693	$—	$371	$2,258	$52
1,800	12,210	(7,745)	(59,185)	(11,778)	2,817	(11)
—	—	—	—	—	—	—
57,559	22,613	17,199	95,100	26,667	33,824	155

59,821	35,179	11,147	35,915	15,260	38,899	196

3,465	27,553	15,798	53,066	21,374	20,769	1,504
—	—	(1,757)	(39,550)	(34,090)	(406)	—
—	—	35	(17,450)	(1,093)	(9,153)	—
(23,501)	(11,932)	(8,861)	(26,606)	(17,428)	(13,407)	(20)
57,017	64,562	—	10,952	31,471	82,884	433
24	176	38	(93)	609	1,824	—

37,005	80,359	5,253	(19,681)	843	82,511	1,917

96,826	115,538	16,400	16,234	16,103	121,410	2,113
451,634	157,220	92,340	291,860	140,234	114,418	214

$548,460	$272,758	$108,740	$308,094	$156,337	$235,828	$2,327

B-31

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010 (continued)

	Alliance Bernstein VPS Real Estate Investment Class B	American Century VP Capital Appreciation Class I	American Century VP Mid Cap Value Class I

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—	$—
Net realized gain/(loss) from sale of investments	9,038	600	—
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	64,058	1,042	—

Net increase/(decrease) resulting from operations	73,096	1,642	—

2009 Policy Transactions
Net policy purchase payments	—	29,343	—
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	(4,550)	(884)	—
Transfers between investment divisions, net	515,831	9,390	—
Transfers–other	—	37	—

Net increase/(decrease) from policy transactions	511,281	37,886	—

Total Increase/(Decrease) in Net Assets	584,377	39,528	—
Net Assets at December 31, 2008	—	—	—

Net Assets at December 31, 2009	$584,377	$39,528	$—

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$8,049	$—	$34
Net realized gain/(loss) from sale of investments	6,798	233	1
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	136,530	14,585	462

Net increase/(decrease) resulting from operations	151,377	14,818	497

2010 Policy Transactions
Net policy purchase payments	723	12,672	—
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	(32,231)	(4,663)	(38)
Transfers between investment divisions, net	33,239	23,276	4,935
Transfers–other	(2)	36	—

Net increase/(decrease) from policy transactions	1,729	31,321	4,897

Total Increase/(Decrease) in Net Assets	153,106	46,139	5,394
Net Assets at December 31, 2009	584,377	39,528	—

Net Assets at December 31, 2010	$737,483	$85,667	$5,394

See notes to financial statements.

B-32

Investment Divisions
BlackRock Global Allocation V.I. Class III	Davis Financial	Davis Real Estate	Davis Value	Delaware VIP Limited-Term Diversified Income Service Class	Delaware VIP Diversified Income Service Class	Delaware VIP Emerging Markets Service Class

$—	$3,091	$20,067	$14,082	$—	$—	$—
—	(31,451)	(522,969)	(172,110)	—	3,519	2,982
—	—	—	—	—	—	—
—	162,104	748,341	630,198	—	20,977	6,287

—	133,744	245,439	472,170	—	24,496	9,269

—	72,844	206,029	356,753	—	40,637	58,686
—	(23,025)	(34,580)	(137,392)	—	—	—
—	(1,058)	(7,503)	(24,867)	—	—	—
—	(41,136)	(111,937)	(170,283)	—	(10,503)	(2,444)
—	(15,565)	72	(234,454)	—	487,932	65,129
—	(102)	(1,244)	139	—	235	85

—	(8,042)	50,837	(210,104)	—	518,301	121,456

—	125,702	296,276	262,066	—	542,797	130,725
—	305,586	626,657	1,554,198	—	—	—

$—	$431,288	$922,933	$1,816,264	$—	$542,797	$130,725

$2,682	$4,076	$17,285	$25,238	$1,213	$28,273	$1,035
1,977	(38,865)	(141,397)	(53,617)	27	5,963	(6,482)
1,457	—	—	—	73	1,482	—
15,111	84,861	296,451	260,610	502	10,518	(2,608)

21,227	50,072	172,339	232,231	1,815	46,236	(8,055)

86,903	67,286	160,877	274,073	2,273	29,789	22,038
—	(4,787)	(43,647)	(46,396)	—	—	—
—	(1,209)	(109,691)	(30,273)	—	—	—
(8,597)	(43,513)	(122,418)	(154,705)	(3,476)	(36,197)	(5,360)
154,809	15,816	301	(80,344)	114,375	141,013	(115,344)
332	1,509	(28)	(1,047)	(11)	61	350

233,447	35,102	(114,606)	(38,692)	113,161	134,666	(98,316)

254,674	85,174	57,733	193,539	114,976	180,902	(106,371)
—	431,288	922,933	1,816,264	—	542,797	130,725

$254,674	$516,462	$980,666	$2,009,803	$114,976	$723,699	$24,354

B-33

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010 (continued)

	Wells Fargo Advantage VT International Equity Class II	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$40,318	$24,174
Net realized gain/(loss) from sale of investments	—	(687,900)	(263,684)
Reinvested realized gain distributions	—	988	—
Net change in unrealized appreciation/(depreciation) of investments	—	1,715,782	570,797

Net increase/(decrease) resulting from operations	—	1,069,188	331,287

2009 Policy Transactions
Net policy purchase payments	—	721,228	280,231
Transfers on account of death, surrenders and withdrawals	—	(374,955)	(68,298)
Transfers of policy loans	—	(80,784)	(26,312)
Transfers of cost of insurance and policy fees	—	(395,172)	(135,901)
Transfers between investment divisions, net	—	288,708	140,284
Transfers–other	—	(460)	(311)

Net increase/(decrease) from policy transactions	—	158,565	189,693

Total Increase/(Decrease) in Net Assets	—	1,227,753	520,980
Net Assets at December 31, 2008	—	2,780,379	828,399

Net Assets at December 31, 2009	$—	$4,008,132	$1,349,379

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$21	$42,509	$24,348
Net realized gain/(loss) from sale of investments	19	(343,536)	(135,470)
Reinvested realized gain distributions	108	1,938	—
Net change in unrealized appreciation/(depreciation) of investments	434	966,016	315,868

Net increase/(decrease) resulting from operations	582	666,927	204,746

2010 Policy Transactions
Net policy purchase payments	1,220	677,622	301,338
Transfers on account of death, surrenders and withdrawals	—	(377,724)	(28,238)
Transfers of policy loans	—	(83,122)	(8,662)
Transfers of cost of insurance and policy fees	(268)	(394,285)	(142,559)
Transfers between investment divisions, net	3,850	81,349	(48,309)
Transfers–other	—	2,755	322

Net increase/(decrease) from policy transactions	4,802	(93,405)	73,892

Total Increase/(Decrease) in Net Assets	5,384	573,522	278,638
Net Assets at December 31, 2009	—	4,008,132	1,349,379

Net Assets at December 31, 2010	$5,384	$4,581,654	$1,628,017

See notes to financial statements.

B-34

Investment Divisions
Fidelity VIP Growth Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP High Income Service Class 2	Fidelity VIP Mid Cap Service Class 2	Templeton Growth Securities Class 2	Templeton Global Bond Securities Class 2	Mutual Shares Securities Class 2

$—	$802	$—	$18,051	$—	$—	$—
—	(19,316)	—	(351,499)	1,215	—	—
—	—	—	21,160	—	—	—
—	140,315	—	1,561,387	616	—	—

—	121,801	—	1,249,099	1,831	—	—

—	93,247	—	657,786	1,882	—	—
—	(19,696)	—	(184,678)	—	—	—
—	(2,206)	—	47,475	—	—	—
—	(50,574)	—	(416,760)	(878)	—	—
—	(2,976)	—	210,052	16,466	—	—
—	(23)	—	(272)	63	—	—

—	17,772	—	313,603	17,533	—	—

—	139,573	—	1,562,702	19,364	—	—
—	256,821	—	3,068,310	—	—	—

$—	$396,394	$—	$4,631,012	$19,364	$—	$—

$—	$—	$2,767	$6,022	$188	$—	$176
—	(9,165)	220	(201,159)	(1,003)	—	769
—	—	—	16,173	—	—	—
—	94,890	(311)	1,416,223	3,235	—	4,153

—	85,725	2,676	1,237,259	2,420	—	5,098

—	79,902	—	591,607	3,434	—	814
—	(69,104)	—	(370,200)	—	—	—
—	(498)	—	(94,863)	—	—	—
—	(48,975)	(1,476)	(434,713)	(2,114)	—	(1,562)
—	(335)	35,976	53,023	10,761	—	62,502
—	770	(28)	1,695	40	—	2

—	(38,240)	34,472	(253,451)	12,121	—	61,756

—	47,485	37,148	983,808	14,541	—	66,854
—	396,394	—	4,631,012	19,364	—	—

$—	$443,879	$37,148	$5,614,820	$33,905	$—	$66,854

B-35

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010 (continued)

	Franklin Small Cap Value Securities Class 2	Ibbotson Balanced ETF Asset Allocation Class II	Ibbotson Growth ETF Asset Allocation Class II

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$7,113	$—
Net realized gain/(loss) from sale of investments	—	246	—
Reinvested realized gain distributions	—	702	—
Net change in unrealized appreciation/(depreciation) of investments	—	16,048	—

Net increase/(decrease) resulting from operations	—	24,109	—

2009 Policy Transactions
Net policy purchase payments	—	—	—
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	—	(12,160)	—
Transfers between investment divisions, net	—	1,043,687	—
Transfers–other	—	—	—

Net increase/(decrease) from policy transactions	—	1,031,527	—

Total Increase/(Decrease) in Net Assets	—	1,055,636	—
Net Assets at December 31, 2008	—	—	—

Net Assets at December 31, 2009	$—	$1,055,636	$—

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$681	$8,712	$765
Net realized gain/(loss) from sale of investments	5,305	3,075	1,065
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	19,587	121,845	13,154

Net increase/(decrease) resulting from operations	25,573	133,632	14,984

2010 Policy Transactions
Net policy purchase payments	78,478	—	—
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	(5,174)	(57,097)	(4,673)
Transfers between investment divisions, net	39,988	224,922	124,471
Transfers–other	42	—	(23)

Net increase/(decrease) from policy transactions	113,334	167,825	119,775

Total Increase/(Decrease) in Net Assets	138,907	301,457	134,759
Net Assets at December 31, 2009	—	1,055,636	—

Net Assets at December 31, 2010	$138,907	$1,357,093	$134,759

See notes to financial statements.

B-36

Investment Divisions
Ibbotson Income & Growth ETF Asset Allocation Class II	IVY Funds VIP Small Cap Growth	Janus Aspen Enterprise Institutional Shares	Janus Aspen Forty Institutional Shares	Janus Aspen Janus Institutional Shares	Janus Aspen Worldwide Institutional Shares	Janus Aspen Forty Service Shares

$—	$—	$—	$544	$3,787	$16,091	$—
—	—	33,977	75,603	(19,649)	(63,669)	—
—	—	—	—	—	—	—
—	—	464,089	447,197	244,977	415,327	—

—	—	498,066	523,344	229,115	367,749	—

—	—	198,665	204,345	157,952	221,853	—
—	—	(145,645)	(108,988)	(117,931)	(139,314)	—
—	—	(15,491)	(52,686)	(17,774)	(55,338)	—
—	—	(119,024)	(145,065)	(94,054)	(133,819)	—
—	—	(12,871)	(24,893)	(149,937)	(40,579)	—
—	—	(10)	(53)	(75)	31	—

—	—	(94,376)	(127,340)	(221,819)	(147,166)	—

—	—	403,690	396,004	7,296	220,583	—
—	—	1,140,840	1,179,276	704,656	1,067,639	—

$—	$—	$1,544,530	$1,575,280	$711,952	$1,288,222	$—

$470	$—	$1,076	$5,603	$7,894	$7,627	$58
232	23	69,674	44,726	5,257	(8,480)	40
—	—	—	—	—	—	—
6,669	1,622	314,242	52,240	85,139	188,452	2,353

7,371	1,645	384,992	102,569	98,290	187,599	2,451

407	—	180,148	182,189	115,079	177,235	2,170
—	—	(81,181)	(57,725)	(47,430)	(156,822)	—
—	—	(23,379)	(6,792)	(8,371)	(19,975)	—
(4,347)	(182)	(117,370)	(137,035)	(75,728)	(123,360)	(1,426)
101,494	13,654	(27,801)	30,863	(45,915)	(10,960)	28,398
—	—	5,251	1,905	870	(664)	(2)

97,554	13,472	(64,332)	13,405	(61,495)	(134,546)	29,140

104,925	15,117	320,660	115,974	36,795	53,053	31,591
—	—	1,544,530	1,575,280	711,952	1,288,222	—

$104,925	$15,117	$1,865,190	$1,691,254	$748,747	$1,341,275	$31,591

B-37

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010 (continued)

	Janus Aspen Janus Service Shares	Janus Aspen Enterprise Service Shares	Janus Aspen Perkins Mid Cap Value Service Shares

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—	$234
Net realized gain/(loss) from sale of investments	—	—	1,660
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	—	—	4,480

Net increase/(decrease) resulting from operations	—	—	6,374

2009 Policy Transactions
Net policy purchase payments	—	—	89,912
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	—	—	(3,851)
Transfers between investment divisions, net	—	—	44,638
Transfers–other	—	—	158

Net increase/(decrease) from policy transactions	—	—	130,857

Total Increase/(Decrease) in Net Assets	—	—	137,231
Net Assets at December 31, 2008	—	—	—

Net Assets at December 31, 2009	$—	$—	$137,231

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—	$1,127
Net realized gain/(loss) from sale of investments	—	—	1,520
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	—	—	23,005

Net increase/(decrease) resulting from operations	—	—	25,652

2010 Policy Transactions
Net policy purchase payments	—	—	55,090
Transfers on account of death, surrenders and withdrawals	—	—	—
Transfers of policy loans	—	—	—
Transfers of cost of insurance and policy fees	—	—	(16,175)
Transfers between investment divisions, net	—	—	75,536
Transfers–other	—	—	300

Net increase/(decrease) from policy transactions	—	—	114,751

Total Increase/(Decrease) in Net Assets	—	—	140,403
Net Assets at December 31, 2009	—	—	137,231

Net Assets at December 31, 2010	$—	$—	$277,634

See notes to financial statements.

B-38

Investment Divisions
Janus Aspen Worldwide Service Shares	MFS Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class	MFS Research Initial Class	MFS Total Return Initial Class	MFS Growth Service Class

$—	$2,029	$3,557	$—	$1,591	$95,963	$—
—	628	(9,192)	(83,803)	(6,566)	(186,488)	58
—	—	—	—	—	—	—
—	213,280	59,863	433,867	34,225	533,350	4,307

—	215,937	54,228	350,064	29,250	442,825	4,365

—	102,165	45,035	127,635	18,253	467,770	—
—	(47,877)	(51,081)	(20,667)	(6,960)	(247,151)	—
—	44,299	(2,880)	(21,822)	(2,055)	14,578	—
—	(61,440)	(31,400)	(70,766)	(12,427)	(323,671)	(405)
—	(3,637)	9,289	(70,946)	(8,760)	5,156	47,377
—	(25)	(107)	8	(3)	(659)	—

—	33,485	(31,144)	(56,558)	(11,952)	(83,977)	46,972

—	249,422	23,084	293,506	17,298	358,848	51,337
—	579,975	209,571	559,181	118,232	2,564,794	—

$—	$829,397	$232,655	$852,687	$135,530	$2,923,642	$51,337

$128	$972	$2,845	$—	$1,172	$80,956	$—
1,371	21,840	(3,034)	(53,537)	981	(85,213)	7,683
—	—	—	—	—	—	—
4,991	100,910	26,905	323,938	17,566	283,417	(4,306)

6,490	123,722	26,716	270,401	19,719	279,160	3,377

—	86,556	41,123	132,232	19,793	434,169	—
—	(53,592)	(13,401)	(58,639)	(25,164)	(193,533)	—
—	42,470	(2,381)	(19,825)	(1,102)	(20,547)	—
(1,611)	(57,522)	(31,783)	(76,139)	(10,830)	(303,752)	(810)
45,964	(3,371)	13,264	(103,021)	3,941	(61,101)	(53,904)
69	2,620	32	(509)	31	18	—

44,422	17,161	6,854	(125,901)	(13,331)	(144,746)	(54,714)

50,912	140,883	33,570	144,500	6,388	134,414	(51,337)
—	829,397	232,655	852,687	135,530	2,923,642	51,337

$50,912	$970,280	$266,225	$997,187	$141,918	$3,058,056	$—

B-39

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2009 and 2010 (continued)

	MFS Strategic Income Service Class	MFS Research Service Class

2009 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—
Net realized gain/(loss) from sale of investments	820	927
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	1,508	3,777

Net increase/(decrease) resulting from operations	2,328	4,704

2009 Policy Transactions
Net policy purchase payments	58,686	58,687
Transfers on account of death, surrenders and withdrawals	—	—
Transfers of policy loans	—	—
Transfers of cost of insurance and policy fees	(1,892)	(2,387)
Transfers between investment divisions, net	16,985	67,885
Transfers–other	(7)	60

Net increase/(decrease) from policy transactions	73,772	124,245

Total Increase/(Decrease) in Net Assets	76,100	128,949
Net Assets at December 31, 2008	—	—

Net Assets at December 31, 2009	$76,100	$128,949

2010 Increase/(Decrease) from Operations
Net investment income/(expense)	$5,260	$1,135
Net realized gain/(loss) from sale of investments	(1,515)	(176)
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	4,913	19,959

Net increase/(decrease) resulting from operations	8,658	20,918

2010 Policy Transactions
Net policy purchase payments	21,275	21,275
Transfers on account of death, surrenders and withdrawals	—	—
Transfers of policy loans	—	—
Transfers of cost of insurance and policy fees	(7,886)	(10,461)
Transfers between investment divisions, net	21,937	20,348
Transfers–other	29	98

Net increase/(decrease) from policy transactions	35,355	31,260

Total Increase/(Decrease) in Net Assets	44,013	52,178
Net Assets at December 31, 2009	76,100	128,949

Net Assets at December 31, 2010	$120,113	$181,127

See notes to financial statements.

B-40

Investment Divisions
MFS Total Return Service Class	Oppenheimer Global Securities/VA Service Class	PIMCO Real Return Advisor Class	PIMCO Total Return Advisor Class

$—	$—	$—	$862
104	—	—	(23)
—	—	—	5,966
25,819	—	—	(7,034)

25,923	—	—	(229)

—	—	—	—
—	—	—	—
—	—	—	—
(5,631)	—	—	(1,600)
681,957	—	—	199,407
—	—	—	—

676,326	—	—	197,807

702,249	—	—	197,578
—	—	—	—

$702,249	$—	$—	$197,578

$17,894	$—	$129	$13,314
1,766	—	134	30
—	—	154	23,093
48,419	37	40	(99)

68,079	37	457	36,338

—	—	3,255	504,994
—	—	—	—
—	—	—	—
(35,172)	(4)	(646)	(27,680)
37,028	544	15,908	89,710
—	—	(38)	112

1,856	540	18,479	567,136

69,935	577	18,936	603,474
702,249	—	—	197,578

$772,184	$577	$18,936	$801,052

B-41

THE GUARDIAN SEPARATE ACCOUNT N

NOTES TO FINANCIAL STATEMENTS (December 31, 2010)

NOTE 1 — ORGANIZATION

The Guardian Separate Account N (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by The Guardian Insurance & Annuity Company, Inc. (GIAC) on September 23, 1999, and commenced operations on July 20, 2000. GIAC is a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian). GIAC issues the survivorship variable universal life, individual variable universal life and flexible premium variable life insurance policies offered through the Account. GIAC provides for variable accumulations and benefits under the policies by crediting the net premium payments or policy loan repayments to one or more investment divisions established within the Account or to the Fixed Rate Option (FRO), as selected by the policyowner. Amounts allocated to the FRO are maintained by GIAC in its general account. The policyowner may transfer his or her policy value among the seventy-four investment options within the Account, or the FRO. However, a policyowner may only invest in up to twenty investment options, including the FRO, at any time.

The seventy-four investment options of the Account correspond to the following underlying mutual funds and classes of shares in which the investment option invests (collectively, the Funds and individually, a Fund):

RS Large Cap Alpha VIP Series Class I

RS S&P 500 Index VIP Series Class I

RS High Yield Bond VIP Series Class I

RS Low Duration Bond VIP Series Class I

RS Partners VIP Series Class I

RS Investment Quality Bond VIP Series Class I

RS Global Natural Resources VIP Series Class II

RS Money Market VIP Series Class I

Gabelli Capital Asset Fund

RS International Growth VIP Series Class I

RS Emerging Markets VIP Series Class I

RS Small Cap Growth Equity VIP Series Class I

Value Line Centurion Fund

Value Line Strategic Asset Management Trust

Invesco V.I. Capital Appreciation Fund Series I (formerly AIM V.I. Capital Appreciation Fund Series I)

Invesco V.I. Utilities Fund Series I (formerly AIM V.I. Utilities Fund Series I)

Invesco V.I. Core Equity Fund Series I (formerly AIM V.I. Core Equity Fund Series I)

Invesco V.I. Core Equity Fund Series II (formerly AIM V.I. Core Equity Fund Series II)

Invesco V.I. Government Securities Fund Series II (formerly AIM V.I. Government Securities Fund Series II)

Invesco V.I. Mid Cap Core Equity Fund Series II (formerly AIM V.I. Mid Cap Core Equity Fund Series II)

Invesco V.I. Utilities Fund Series II (formerly AIM V.I. Utilities Fund Series II)

Invesco Van Kampen V.I. Growth and Income Fund Series II (formerly Van Kampen Life Investment Trust Growth & Income Class II)

Alger Capital Appreciation Portfolio Class S

AllianceBernstein VPS Value Portfolio Class B

AllianceBernstein VPS Growth & Income Portfolio Class B

AllianceBernstein VPS Large Cap Growth Portfolio Class B

AllianceBernstein VPS Global Thematic Growth Portfolio Class B

AllianceBernstein VPS International Value Portfolio Class B

AllianceBernstein VPS Real Estate Investment Portfolio Class B

American Century VP Capital Appreciation Portfolio Class I

American Century VP Mid Cap Value Portfolio Class I

BlackRock Global Allocation V.I. Fund Class III

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Delaware VIP Limited-Term Diversified Income Series Service Class

Delaware VIP Diversified Income Series Service Class

Delaware VIP Emerging Markets Series Service Class

Wells Fargo Advantage VT International Equity Fund Class II (formerly Evergreen VA International Equity Fund Class 2)

Fidelity VIP Contrafund Portfolio Service Class 2

Fidelity VIP Equity-Income Portfolio Service Class 2

Fidelity VIP Growth Portfolio Service Class 2

Fidelity VIP Growth Opportunities Portfolio Service Class 2

Fidelity VIP High Income Portfolio Service Class 2

Fidelity VIP Mid Cap Portfolio Service Class 2

Templeton Growth Securities Fund Class 2

Templeton Global Bond Securities Fund Class 2

Mutual Shares Securities Fund Class 2

Franklin Small Cap Value Securities Fund Class 2

Ibbotson Balanced ETF Asset Allocation Portfolio Class II

Ibbotson Growth ETF Asset Allocation Portfolio Class II

Ibbotson Income & Growth ETF Asset Allocation Portfolio Class II

IVY Funds VIP Small Cap Growth

Janus Aspen Enterprise Portfolio Institutional Shares

Janus Aspen Forty Portfolio Institutional Shares

Janus Aspen Janus Portfolio Institutional Shares

Janus Aspen Worldwide Portfolio Institutional Shares

Janus Aspen Forty Portfolio Service Shares

Janus Aspen Janus Portfolio Service Shares

Janus Aspen Enterprise Portfolio Service Shares

B-42

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

Janus Aspen Perkins Mid Cap Value Portfolio Service
Shares

Janus Aspen Worldwide Portfolio Service Shares

MFS Growth Series Initial Class

MFS Investors Trust Series Initial Class

MFS New Discovery Series Initial Class

MFS Research Series Initial Class

MFS Total Return Series Initial Class

MFS Growth Series Service Class

MFS Strategic Income Series Service Class

MFS Research Series Service Class

MFS Total Return Series Service Class

Oppenheimer Global Securities Fund/VA Service Class

PIMCO Real Return Portfolio Advisor Class

PIMCO Total Return Portfolio Advisor Class

A tax-qualified and a non-tax-qualified investment division have been established within each investment option available in the Account.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of GIAC. The assets of the Account will not be charged with any liabilities arising out of any other business conducted by GIAC, but the obligations of the Account, including the promise to make benefit payments, are obligations of GIAC.

The changes in net assets maintained in the Account provide the basis for the periodic determination of benefits under the policies. The net assets may not be less than the amount required under state insurance laws to provide for death benefits (without regard to the minimum death benefit guarantee, guaranteed minimum income benefit or guaranteed minimum withdrawal benefit) and other policy benefits. Additional assets are held in GIAC’s general account to cover the contingency that a policy’s guaranteed benefit might exceed the benefit that would have been payable in the absence of such guarantee.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The following is a summary of significant accounting policies of the Account:

Investments

(a)	The market value of the investments in the Funds is based on the net asset value of the respective Funds as of their close of business on the valuation date.

(b)	Investment transactions are accounted for on the trade date and income is recorded on the ex-dividend date. Realized gains and losses are determined based on the cost of securities sold.

(c)	The cost of investments sold is determined on a first in, first out (FIFO) basis.

During 2010 the guidance pertaining to the disclosure of fair value measurements was amended to require (1) the separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements, (2) additional breakout of the information presented in reconciliation of Level 3 fair value measurements, and (3) increased disclosure about inputs and valuation techniques used to measure fair value. For the year ended December 31, 2010, there were no transfers in and out of Level 1 and Level 2.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 — inputs are quoted market prices available in active markets for identical assets on the reporting date. Assets in this category generally include actively traded registered mutual funds.

B-43

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

Level 2 — inputs are quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in markets that are not active.

Level 3 — inputs are unobservable where there is little or no market activity and assumptions are based on internally derived information. Assets in this category generally include all other types of investments that do not meet the criteria of Level 1 or 2. As of December 31, 2010, none of the Account investments are considered Level 3.

The Account invests in various registered mutual funds managed by RS Investment Management Co., an affiliated company, and unaffiliated third parties. The fair value of the registered mutual funds is based upon the reported net asset values (“NAVs”) as provided by the fund manager. The Fair Value Hierarchy level of the Account net assets is based on observable market inputs of the registered mutual funds as published on recognized market exchanges. GIAC’s management reviews each mutual fund’s liquidity in each mutual fund in order to determine the level at which those investments should be reported. Generally, actively traded registered mutual funds are considered Level 1.

As of December 31, 2010, all investments of the Account were in actively traded registered mutual funds and were considered Level 1 with a total fair value of $75,195,641.

The guidance indicates that entities should determine whether the volume and activity in a market has decreased significantly and whether such a decrease in activity results in transactions that are not orderly. The guidance also indicates that entities should consider and evaluate the impact of decreased market activity and whether transactions are orderly in arriving at a fair value for its assets and liabilities, including evaluating whether values provided by pricing services are based on current information that reflects orderly transactions. As of December 31, 2010, none of the Account’s registered mutual funds investments’ level of trading activities is considered to have significantly decreased.

There were no financial instrument liabilities held by the Account as of December 31, 2010, or during the twelve months then ended.

Subsequent Events

The Account considers events occurring after the balance sheet date but prior to March 18, 2011, the issuance of the financial statements to be subsequent events requiring disclosure. There were no subsequent events for the year ended December 31, 2010.

Individual Mortality Table Used and the Assumed Investment Return

The mortality charge for Variable Life Insurance policies is based on the 1980 Commissioners’ Standard Ordinary Mortality Table published by the National Association of Insurance Commissioners. The assumed investment return is 4.0%.

Federal Income Taxes

The operations of the Account are part of the operations of GIAC and, as such, are included in the consolidated tax return of Guardian. GIAC is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. Under current tax law, no federal taxes are payable by GIAC with respect to the operations of the Account.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

B-44

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

NOTE 3 — PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year December 31, 2010, were as follows:

	Purchases	Sales
RS Large Cap Alpha VIP Series Class I	$823,887	$1,061,999
RS S&P 500 Index VIP Series Class I	855,707	935,318
RS High Yield Bond VIP Series Class I	458,523	109,217
RS Low Duration Bond VIP Series Class I	678,330	846,360
RS Partners VIP Series Class I	388,580	398,041
RS Investment Quality Bond VIP Series Class I	1,580,665	741,147
RS Global Natural Resources VIP Series Class II	131,185	65,634
RS Money Market VIP Series Class I	8,536,237	5,060,330
Gabelli Capital Asset Fund	342,862	557,608
RS International Growth VIP Series Class I	504,678	434,725
RS Emerging Markets VIP Series Class I	754,688	684,236
RS Small Cap Growth Equity VIP Series Class I	613,655	390,272
Value Line Centurion Fund	50,167	30,216
Value Line Strategic Asset Management Trust	250,099	274,026
Invesco V.I. Capital Appreciation Fund Series I (formerly AIM V.I. Capital Appreciation Fund Series I)	56,343	106,231
Invesco V.I. Utilities Fund Series I (formerly AIM V.I. Utilities Fund Series I)	126,433	130,469
Invesco V.I. Core Equity Fund Series I (formerly AIM V.I. Core Equity Fund Series I)	179,956	158,527
Invesco V.I. Core Equity Fund Series II (formerly AIM V.I. Core Equity Fund Series II)	236,058	117,157
Invesco V.I. Government Securities Fund Series II (AIM V.I. Government Securities Fund Series II)	146,997	26,635
Invesco V.I. Mid Cap Core Equity Fund Series II (formerly AIM V.I. Mid Cap Core Equity Fund Series II)	69,119	14,248
Invesco V.I. Utilities Fund Series II (formerly AIM V.I. Utilities Fund Series II)	8,419	352
Invesco Van Kampen V.I. Growth and Income Fund (formerly Van Kampen Life Investment Trust Growth & Income Class II)	64,760	27,292
Alger Capital Appreciation Portfolio Class S	165,813	85,098
AllianceBernstein VPS Value Portfolio Class B	18,977	12,030
AllianceBernstein VPS Growth & Income Portfolio Class B	65,141	84,822
AllianceBernstein VPS Large Cap Growth Portfolio Class B	66,476	65,262
AllianceBernstein VPS Global Thematic Growth Portfolio Class B	123,990	39,221
AllianceBernstein VPS International Value Portfolio Class B	2,303	334
AllianceBernstein VPS Real Estate Investment Portfolio Class B	42,751	32,973
American Century VP Capital Appreciation Portfolio Class I	102,003	70,682
American Century VP Mid Cap Value Portfolio Class I	4,968	38
BlackRock Global Allocation V.I. Fund Class III	294,631	57,046
Davis Financial Portfolio	140,035	100,857
Davis Real Estate Portfolio	225,499	322,820
Davis Value Portfolio	278,757	292,211
Delaware VIP Limited-Term Diversified Income Series Service Class	127,467	13,155
Delaware VIP Diversified Income Series Service Class	256,032	91,611
Delaware VIP Emerging Markets Series Service Class	79,197	176,479
Wells Fargo Advantage VT International Equity Fund Class II (formerly Evergreen VA International Equity Fund Share Class 2)	5,180	248
Fidelity VIP Contrafund Portfolio Service Class 2	857,928	906,886
Fidelity VIP Equity-Income Portfolio Service Class 2	326,888	228,649
Fidelity VIP Growth Portfolio Service Class 2	—	—
Fidelity VIP Growth Opportunities Portfolio Service Class 2	68,205	106,445
Fidelity VIP High Income Portfolio Service Class 2	47,675	10,436
Fidelity VIP Mid Cap Portfolio Service Class 2	895,340	1,126,596
Templeton Growth Securities Fund Class 2	26,937	14,628
Templeton Global Bond Securities Fund Class 2	—	—
Mutual Shares Securities Fund Class 2	81,132	19,201

B-45

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Purchases	Sales
Franklin Small Cap Value Securities Fund Class 2	$208,312	$94,297
Ibbotson Balanced ETF Asset Allocation Portfolio Class II	234,405	57,869
Ibbotson Growth ETF Asset Allocation Portfolio Class II	130,012	9,472
Ibbotson Income & Growth ETF Asset Allocation Portfolio Class II	102,370	4,346
IVY Funds VIP Small Cap Growth	13,682	209
Janus Aspen Enterprise Portfolio Institutional Shares	216,533	279,790
Janus Aspen Forty Portfolio Institutional Shares	252,316	233,308
Janus Aspen Janus Portfolio Institutional Shares	124,760	178,360
Janus Aspen Worldwide Portfolio Institutional Shares	200,502	327,422
Janus Aspen Forty Portfolio Service Shares	30,967	1,769
Janus Aspen Janus Portfolio Service Shares	—	—
Janus Aspen Enterprise Portfolio Service Shares	—	—
Janus Aspen Perkins Mid Cap Value Portfolio Service Shares	308,058	192,180
Janus Aspen Worldwide Portfolio Service Shares	59,467	14,918
MFS Growth Series Initial Class	202,256	184,122
MFS Investors Trust Series Initial Class	57,215	47,516
MFS New Discovery Series Initial Class	139,771	265,673
MFS Research Series Initial Class	22,897	35,056
MFS Total Return Series Initial Class	488,009	551,799
MFS Growth Series Service Class	—	54,713
MFS Strategic Income Series Service Class	158,775	118,161
MFS Research Series Service Class	157,777	125,383
MFS Total Return Series Service Class	54,922	35,172
Oppenheimer Global Securities Fund/VA Service Class	545	5
PIMCO Real Return Portfolio Advisor Class	29,583	10,821
PIMCO Total Return Portfolio Advisor Class	719,041	115,498

	$25,072,850	$18,965,625

NOTE 4 — EXPENSES AND RELATED PARTY TRANSACTIONS

Under the terms of the policy, GIAC deducts certain charges from the policy account value. These contractual charges are deducted by redeeming units of the investment divisions and consist of:

a)	Mortality and expense risk charges are as follows:

•

For Park Avenue Millenneium Series, GIAC deducts at a current annual rate of .60% of the net assets of the separate account through the twelfth policy year. Starting in the thirteenth policy year, GIAC deducts at a current annual rate of .40% up to account value breakpoint and .20% on the amount of net assets in excess of the breakpoint.

•

For Flexible Solutions Series, GIAC deducts at a current annual rate of .60% of the net assets of the separate account through the tenth policy year. Starting in the eleventh policy year, GIAC deducts at a current annual rate of .20% up to the account value breakpoint and .00% on the net amount of assets in excess of the breakpoint.

•

For Flexible Solutions—Gold Series, GIAC deducts at a current annual rate of .50% of the net assets of the separate account through the tenth policy year. Starting in the eleventh policy year, GIAC deducts at a current annual rate of .10% up to the account value breakpoint and .00% on the net amount of assets in excess of the breakpoint.

•

For Executive Benefits, GIAC deducts at a current annual rate of .00% of the net assets of the separate account. GIAC guarantees this charge never to exceed an annual rate of .25% of the account value.

The breakpoint is defined as $100,000 less any policy account value allocated to the fixed rate option, but not less than zero.

b)	Policy and administrative fees, which vary with the basic sum, face amount, age, sex and rating class.

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(December 31, 2010) (continued)

c)	A monthly charge for the cost of life insurance, based on age, sex, duration and rating class, is deducted as compensation for the anticipated cost of paying death benefits.

Currently, GIAC makes no charge against the Account for GIAC’s federal income taxes. However, GIAC reserves the right to charge taxes attributable to the Account in the future.

For the years ended December 31, 2009 and 2010, contractual charges amounted to $5,658,627 and $6,062,680, respectively.

Under current laws, GIAC may incur state and local taxes in several states. At present, these taxes are not significant. In the event of a material change in applicable state or local tax laws, GIAC reserves the right to charge the Account for such taxes, if any, which are attributable to the Account.

Guardian Investor Services LLC (GIS), a wholly owned subsidiary of The Guardian Life Insurance Company of America, has a majority interest in RS Investment Management Co. LLC (RS Investments), a San Francisco investment management firm specializing in mutual funds and institutional investment accounts.

RS Investments serves as investment adviser and administrator to each of the Variable Products Funds Series (RS Funds). GIS serves as sub-adviser to certain RS funds and is the principal underwriter to all RS Funds. In addition, RS Investments, GIS, Guardian Baillie Gifford Ltd. (GBG), Baillie Gifford Overseas Ltd. (BG Overseas), and UBS Global Asset Management, Inc. (UBS Global AM) also have the roles described below. GIAC and BG Overseas each have an equity ownership interest in GBG.

RS Investments provides day-to-day investment management services to the following funds:

• RS Large Cap Alpha VIP Series Class I • RS Partners VIP Series Class I	• RS Small Cap Growth Equity VIP Series Class I • RS Global Natural Resources VIP Series Class II

As sub-adviser, GIS provides day-to-day investment management services to the following funds, subject to RS Investments’ general oversight of GIS’s performance:

• RS Investment Quality Bond VIP Series Class I • RS High Yield Bond VIP Series Class I • RS S&P 500 Index VIP Series Class I	• RS Low Duration Bond VIP Series Class I • RS Money Market VIP Series Class I

As of December 22, 2009, the RS Asset Allocation VIP Series was liquidated and no longer available as an investment option under these policies. The policy owner had the option to transfer the amounts to another investment option by the liquidation date. After the liquidation date, the remaining amounts in this investment option were transferred to the RS Money Market VIP Series. GIS served as sub-adviser and provided day-to-day investment management services to the RS Asset Allocation VIP Series.

GBG serves as sub-adviser, and BG Overseas serves as sub-sub-adviser and provides day-to-day investment management services to the following funds, subject to RS Investments’ and GBG’s general oversight of BG Overseas’ performance:

• RS International Growth VIP Series Class I	• RS Emerging Markets VIP Series Class I

As of November 30, 2009, the sub-advisory agreement between RS Investments and UBS Global AM was terminated. UBS Global AM served as sub-adviser and provided day-to-day investment management services to the RS Large Cap Value VIP Series. The RS Large Cap Value VIP series is no longer available as an investment option under these policies and was merged into the RS Large Cap Alpha VIP Series.

Under an investment management agreement between each RS Fund and RS Investments, the RS Funds pay a monthly fee to RS Investments at the annual rates shown in the tables below for investment advisory and administrative services. Under investment sub-advisory agreements between RS Investments and the respective sub-adviser for certain RS Funds specified below, RS Investments pays a monthly fee to the sub-adviser for investment advisory services at the annual rates set out in the table below, based on the respective RS Funds’ average daily net

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NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

assets. The sub-advisory fee payable to GIS and GBG by RS Investments also covers the administrative and accounting services provided by GIS and GBG to the RS Funds.

RS Fund	Sub-adviser	Advisory Fee Rate	Sub-advisory Fee Rate
RS Large Cap Alpha VIP Series Class I	None	0.50%	N/A
RS S&P 500 Index VIP Series Class I	GIS	0.25%	0.2375%
RS High Yield Bond VIP Series Class I	GIS	0.60%	0.5700%
RS Low Duration Bond VIP Series Class I	GIS	0.45%	0.4275%
RS Partners VIP Series Class I	None	1.00%	N/A
RS Investment Quality Bond VIP Series Class I	GIS	0.50%	0.4750%
RS Global Natural Resources VIP Series Class II	None	1.00%	N/A
RS Money Market VIP Series Class I	GIS	0.45%	0.4275%
RS International Growth VIP Series Class I	GBG	0.80%	0.7600%
RS Emerging Markets VIP Series Class I	GBG	1.00%	0.9500%
RS Small Cap Growth Equity VIP Series Class I	None	0.75%	N/A

Under a sub-sub-advisory agreement between GBG and BG Overseas, the sub-sub-advisory fee payable by GBG to BG Overseas is .40% of RS International Growth VIP Series average daily net assets and .50% of RS Emerging Markets VIP Series average daily net assets.

GIS has a management agreement with Gabelli Capital Asset Fund and earns fees of .25% of the average daily net assets. GIAC has administrative service fee agreements with GIS, RS Investments, Invesco Advisors, Inc., AllianceBernstein LP, ALPS Advisors, Inc., American Century Investment Management, Inc., BlackRock Advisors, LLC, Davis Selected Advisers, Delaware Management Company, Wells Fargo Funds Management, LLC, Fidelity Management & Research Company, Franklin Advisory Services, LLC, Franklin Mutual Advisers, LLC, Fred Alger Management, Inc., Janus Capital Management LLC, Massachusetts Financial Services Company (MFS), Oppenheimer Funds, Inc., PIMCO, Templeton Global Advisors Limited, EULAV Asset Management, LLC and Waddell & Reed Investment Management Company, which compensate GIAC for administrative services provided. These fees range from .15% to .25% of the average daily net assets.

The amount retained by GIAC in the Account is comprised of amounts accruing to GIAC from the operations of the Account and retained therein. Amounts retained by GIAC in the Account may be transferred by GIAC to its general account.

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NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

NOTE 5 — CHANGES IN UNITS OUTSTANDING

The changes in units outstanding for the years ended December 31, 2010 and 2009, were as follows:

	2010			2009
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
RS Large Cap Alpha VIP Series Class I	118,708	161,053	(42,345)	191,277	178,242	13,035
RS S&P 500 Index VIP Series Class I	117,281	136,489	(19,208)	97,114	227,246	(130,132)
RS Asset Allocation VIP Series Class I	—	—	—	5,774	37,517	(31,743)
RS High Yield Bond VIP Series Class I	26,204	8,356	17,848	13,417	6,209	7,208
RS Low Duration Bond VIP Series Class I	74,646	90,448	(15,802)	93,419	25,905	67,514
RS Large Cap Value VIP Series Class I	—	—	—	12,047	37,671	(25,624)
RS Partners VIP Series Class I	49,655	50,606	(951)	86,302	52,892	33,410
RS Investment Quality Bond VIP Series Class I	86,220	52,554	33,666	65,239	47,100	18,139
RS Global Natural Resources VIP Series Class II	18,735	11,389	7,346	9,929	1,504	8,425
RS Money Market VIP Series Class I	896,500	621,449	275,051	802,558	795,811	6,747
Gabelli Capital Asset Fund	28,528	41,811	(13,283)	28,661	30,942	(2,281)
RS International Growth VIP Series Class I	59,643	56,740	2,903	94,046	71,542	22,504
RS Emerging Markets VIP Series Class I	27,228	28,376	(1,148)	39,299	37,133	2,166
RS Small Cap Growth Equity VIP Series Class I	59,715	43,449	16,266	47,737	59,740	(12,003)
Value Line Centurion Fund	8,317	6,062	2,255	11,669	15,827	(4,158)
Value Line Strategic Asset Management Trust	26,276	29,754	(3,478)	40,368	43,802	(3,434)
Invesco V.I. Capital Appreciation Fund Series I (formerly AIM V.I. Capital Appreciation Fund Series I)	12,025	20,942	(8,917)	17,696	23,906	(6,210)
Invesco V.I. Utilities Fund Series I (formerly AIM V.I. Utilities Fund Series I)	14,690	16,533	(1,843)	10,425	12,516	(2,091)
Invesco V.I. Core Equity Fund Series I (formerly AIM V.I. Core Equity Fund Series I)	26,861	25,503	1,358	30,822	25,135	5,687
Invesco V.I. Core Equity Fund Series II (formerly AIM V.I. Core Equity Fund Series II)	27,041	15,045	11,996	15,580	1,756	13,824
Invesco V.I. Government Securities Fund Series II (formerly AIM V.I. Government Securities Fund Series II)	13,253	2,825	10,428	68	68	—
Invesco V.I. Mid Cap Core Equity Fund Series II (formerly AIM V.I. Mid Cap Core Equity Fund Series II)	7,486	1,730	5,756	5,736	73	5,663
Invesco V.I. Utilities Fund Series II (formerly AIM V.I. Utilities Fund Series II)	948	44	904	—	—	—
Invesco Van Kampen V.I. Growth and Income Fund (formerly Van Kampen Life Investment Trust Growth & Income Class II)	6,751	2,833	3,918	48,351	813	47,538
Alger Capital Appreciation Portfolio Class S	17,363	8,894	8,469	16,227	152	16,075
AllianceBernstein VPS Value Portfolio Class B	1,504	1,016	488	2,196	7,362	(5,166)
AllianceBernstein VPS Growth & Income Portfolio Class B	6,606	8,421	(1,815)	7,524	7,889	(365)
AllianceBernstein VPS Large Cap Growth Portfolio Class B	6,403	6,216	187	3,568	3,857	(289)
AllianceBernstein VPS Global Thematic Growth Portfolio Class B	11,630	4,088	7,542	81,968	80,357	1,611
AllianceBernstein VPS International Value Portfolio Class B	299	47	252	31	4	27
AllianceBernstein VPS Real Estate Investment Portfolio Class B	3,788	3,703	85	96,249	24,963	71,286
American Century VP Capital Appreciation Portfolio Class I	12,774	9,675	3,099	5,685	924	4,761

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NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	2010			2009
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
American Century VP Mid Cap Value Portfolio Class I	454	3	451	—	—	—
BlackRock Global Allocation V.I. Fund Class III	28,467	6,683	21,784	—	—	—
Davis Financial Portfolio	12,296	9,433	2,863	8,277	8,288	(11)
Davis Real Estate Portfolio	11,571	16,752	(5,181)	22,689	17,817	4,872
Davis Value Portfolio	27,044	30,053	(3,009)	48,139	67,820	(19,681)
Delaware VIP Limited-Term Diversified Income Series Service Class	10,849	1,297	9,552	—	—	—
Delaware VIP Diversified Income Series Service Class	20,993	10,305	10,688	49,939	4,661	45,278
Delaware VIP Emerging Markets Series Service Class	8,982	19,239	(10,257)	14,253	2,077	12,176
Wells Fargo Advantage VT International Equity Fund Class II (formerly Evergreen VA International Equity Fund Share Class 2)	456	24	432	—	—	—
Fidelity VIP Contrafund Portfolio Service Class 2	82,754	89,667	(6,913)	138,044	119,427	18,617
Fidelity VIP Equity-Income Portfolio Service Class 2	32,529	26,714	5,815	76,381	52,763	23,618
Fidelity VIP Growth Portfolio Service Class 2	—	—	—	—	—	—
Fidelity VIP Growth Opportunities Portfolio Service Class 2	11,167	16,279	(5,112)	17,644	14,482	3,162
Fidelity VIP High Income Portfolio Service Class 2	4,243	1,221	3,022	—	—	—
Fidelity VIP Mid Cap Portfolio Service Class 2	52,048	64,447	(12,399)	69,982	53,867	16,115
Templeton Growth Securities Fund Class 2	3,863	2,526	1,337	3,599	1,477	2,122
Templeton Global Bond Securities Fund Class 2	—	—	—	—	—	—
Mutual Shares Securities Fund Class 2	7,289	1,734	5,555	—	—	—
Franklin Small Cap Value Securities Fund Class 2	24,907	12,417	12,490	—	—	—
Ibbotson Balanced ETF Asset Allocation Portfolio Class II	20,426	5,406	15,020	100,208	1,144	99,064
Ibbotson Growth ETF Asset Allocation Portfolio Class II	11,809	820	10,989	—	—	—
Ibbotson Income & Growth ETF Asset Allocation Portfolio Class II	9,682	398	9,284	—	—	—
IVY Funds VIP Small Cap Growth	1,203	17	1,186	—	—	—
Janus Aspen Enterprise Portfolio Institutional Shares	35,552	45,856	(10,304)	44,530	62,301	(17,771)
Janus Aspen Forty Portfolio Institutional Shares	29,850	29,018	832	34,851	48,697	(13,846)
Janus Aspen Janus Portfolio Institutional Shares	28,862	37,305	(8,443)	29,908	66,055	(36,147)
Janus Aspen Worldwide Portfolio Institutional Shares	40,545	60,848	(20,303)	51,896	80,242	(28,346)
Janus Aspen Forty Portfolio Service Shares	3,676	332	3,344	—	—	—
Janus Aspen Janus Portfolio Service Shares	—	—	—	—	—	—
Janus Aspen Enterprise Portfolio Service Shares	—	—	—	—	—	—
Janus Aspen Perkins Mid Cap Value Portfolio Service Shares	34,348	23,760	10,588	15,873	1,824	14,049
Janus Aspen Worldwide Portfolio Service Shares	6,136	1,473	4,663	—	—	—
MFS Growth Series Initial Class	33,196	31,388	1,808	28,209	23,496	4,713
MFS Investors Trust Series Initial Class	6,127	5,432	695	6,532	9,848	(3,316)
MFS New Discovery Series Initial Class	14,247	25,846	(11,599)	19,865	25,586	(5,721)
MFS Research Series Initial Class	3,262	4,793	(1,531)	2,801	5,004	(2,203)
MFS Total Return Series Initial Class	34,712	44,104	(9,392)	45,005	51,864	(6,859)
MFS Growth Series Service Class	176	5,661	(5,485)	5,597	112	5,485
MFS Strategic Income Series Service Class	15,208	12,173	3,035	8,606	1,670	6,936
MFS Research Series Service Class	19,271	16,258	3,013	15,670	1,633	14,037
MFS Total Return Series Service Class	3,788	3,574	214	72,562	580	71,982
Oppenheimer Global Securities Fund/VA Service Class	46	—	46	—	—	—
PIMCO Real Return Portfolio Advisor Class	2,947	1,266	1,681	—	—	—
PIMCO Total Return Portfolio Advisor Class	98,510	45,346	53,164	19,461	156	19,305

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NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

NOTE 6 — UNIT VALUES

GIAC sells a number of variable life insurance policy products that are funded by the Account. These products have unique combinations of features and fees that are charged against the policyholder’s account balance. The differences in the fee structures result in a same unit values, expense ratios and total returns since fee charges are made directly to policy owners’ accounts through redemption of units.

In 2010, the Account has elected to present in the Financial Highlights appearing in Note 6 based on the aggregate product basis for each of the Account’s investment options, rather than separate information for each product level as reported in prior periods as permitted by AICPA Statement of Position 03-5. The Account has similarly elected to report aggregate period-end units outstanding, unit value and net assets for each investment option in the Statement of Assets and Liabilities and the Financial Highlights. Prior-period financial highlights appearing in Note 6 have been retrospectively adjusted to highlights conforming to the current period presentation.

The following represent amounts for the years ended December 31, excluding the effect of the expenses of the underlying fund portfolios and charges made directly to policyholders’ accounts through redemption of units:

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
RS Large Cap Alpha VIP Series Class I
2010	612,540	$9.20	$5,636,491	—	2.33%	17.05%
2009	654,885	7.86	5,148,228	—	0.19%	25.09%
2008	641,850	6.28	4,033,575	—	1.27%	-29.62%
2007	651,963	8.93	5,821,721	—	0.95%	15.19%
2006	629,424	7.75	4,879,435	—	1.91%	17.26%
RS S&P 500 Index VIP Series Class I
2010	496,030	$10.11	$5,016,818	—	1.77%	14.77%
2009	515,238	8.81	4,540,444	—	1.94%	26.25%
2008	645,370	6.98	4,504,757	—	2.26%	-37.16%
2007	638,485	11.11	7,091,783	—	1.74%	5.22%
2006	634,999	10.56	6,703,355	—	1.65%	15.46%
RS Asset Allocation VIP Series Class I(7)
2010	—	$—	$—	—	—	—
2009	—	—	—	—	—	—
2008	31,743	7.95	252,451	—	1.95%	-37.27%
2007	31,944	12.68	404,965	—	2.00%	5.23%
2006	46,452	12.05	559,635	—	4.06%	13.37%
RS High Yield Bond VIP Series Class I
2010	39,655	$18.13	$719,060	—	11.07%	13.72%
2009	21,807	15.95	347,718	—	10.06%	38.10%
2008	14,599	11.55	168,563	—	7.67%	-20.83%
2007	23,511	14.58	342,898	—	7.04%	1.19%
2006	24,594	14.41	354,484	—	8.68%	9.17%
RS Low Duration Bond VIP Series Class I
2010	68,766	$12.92	$888,643	—	2.81%	4.57%
2009	84,568	12.36	1,045,038	—	4.96%	6.38%
2008	17,054	11.62	198,107	—	5.74%	3.56%
2007	7,187	11.22	80,603	—	4.55%	5.48%
2006	6,252	10.63	66,484	—	3.95%	4.07%
RS Large Cap Value VIP Series Class I(7)
2010	—	$—	$—	—	—	—
2009	—	—	—	—	—	—
2008	25,624	8.79	225,350	—	2.25%	-40.26%
2007	22,934	14.72	337,634	—	1.98%	0.36%
2006	7,570	14.67	111,056	—	1.34%	18.29%

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NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
RS Partners VIP Series Class I
2010	50,338	$15.09	$759,538	—	0.00%	26.66%
2009	51,289	11.91	611,002	—	0.00%	39.66%
2008	17,879	8.53	152,507	—	0.00%	-34.00%
2007	17,273	12.92	223,235	—	0.00%	-2.03%
2006	10,234	13.19	134,992	—	0.24%	9.35%
RS Investment Quality Bond VIP Series Class I
2010	233,326	$18.88	$4,404,746	—	4.16%	7.72%
2009	199,660	17.53	3,499,140	—	4.42%	11.20%
2008	181,521	15.76	2,860,876	—	5.23%	0.47%
2007	146,207	15.69	2,293,584	—	5.42%	6.22%
2006	120,728	14.77	1,782,924	—	4.62%	4.19%
RS Global Natural Resources VIP Series Class II(5)
2010	15,994	$9.95	$159,102	—	0.00%	26.81%
2009	8,648	7.84	67,838	—	0.00%	50.59%
2008	223	5.21	1,162	—	0.00%	-47.91%
RS Money Market VIP Series Class I
2010	624,853	$12.63	$7,894,769	—	0.02%	0.02%
2009	349,802	12.63	4,418,862	—	0.06%	0.06%
2008	343,055	12.62	4,330,938	—	1.93%	2.06%
2007	254,523	12.37	3,149,129	—	4.63%	4.70%
2006	248,643	11.81	2,937,673	—	4.43%	4.53%
Gabelli Capital Asset Fund
2010	100,175	$19.63	$1,965,967	—	0.42%	29.89%
2009	113,458	15.11	1,714,279	—	0.84%	34.70%
2008	115,739	11.22	1,298,213	—	0.82%	-40.43%
2007	126,255	18.83	2,377,331	—	0.48%	9.13%
2006	124,300	17.25	2,144,630	—	0.30%	21.93%
RS International Growth VIP Series Class I
2010	162,455	$12.59	$2,045,625	—	1.78%	14.19%
2009	159,552	11.03	1,759,396	—	2.27%	38.98%
2008	137,048	7.93	1,087,358	—	1.92%	-43.28%
2007	127,954	13.99	1,789,933	—	3.80%	15.02%
2006	106,820	12.16	1,299,159	—	1.12%	23.43%
RS Emerging Markets VIP Series Class I
2010	83,275	$40.45	$3,368,298	—	2.95%	19.13%
2009	84,423	33.95	2,866,357	—	3.83%	96.37%
2008	82,257	17.29	1,422,259	—	0.26%	-56.65%
2007	97,074	39.88	3,871,430	—	2.11%	45.40%
2006	97,974	27.43	2,687,350	—	0.69%	36.19%
RS Small Cap Growth Equity VIP Series Class I
2010	196,115	$16.28	$3,192,783	—	0.00%	27.57%
2009	179,849	12.76	2,295,135	—	0.00%	37.15%
2008	191,852	9.30	1,785,125	—	0.48%	-35.18%
2007	192,395	14.36	2,761,898	—	0.87%	5.13%
2006	176,984	13.65	2,416,703	—	0.00%	17.17%
Value Line Centurion Fund
2010	46,165	$7.07	$326,566	—	2.26%	25.75%
2009	43,910	5.63	247,013	—	0.00%	11.09%
2008	48,068	5.06	243,418	—	0.00%	-49.27%
2007	51,018	9.98	509,301	—	0.00%	20.72%
2006	55,697	8.27	460,590	—	0.00%	3.85%

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NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
Value Line Strategic Asset Management Trust
2010	148,837	$12.88	$1,917,554	—	0.81%	15.20%
2009	152,315	11.18	1,703,383	—	1.13%	21.16%
2008	155,749	9.23	1,437,617	—	1.50%	-29.39%
2007	190,954	13.07	2,496,061	—	0.96%	15.28%
2006	208,905	11.34	2,368,736	—	0.94%	6.85%
Invesco V.I. Capital Appreciation Fund Series I (formerly AIM V.I. Capital Appreciation Fund Series I)
2010	53,416	$6.85	$365,708	—	0.74%	15.49%
2009	62,333	5.93	369,523	—	0.63%	21.08%
2008	68,543	4.90	335,595	—	0.00%	-42.49%
2007	74,602	8.51	635,152	—	0.00%	12.01%
2006	79,290	7.60	602,670	—	0.06%	6.30%
Invesco V.I. Utilities Fund Series I (formerly AIM V.I. Utilities Fund Series I)
2010	35,435	$10.63	$376,586	—	3.78%	6.30%
2009	37,278	10.00	372,706	—	5.08%	14.93%
2008	39,369	8.70	342,476	—	2.76%	-32.35%
2007	36,935	12.86	474,984	—	2.10%	20.64%
2006	29,615	10.66	315,684	—	3.58%	25.46%
Invesco V.I. Core Equity Fund Series I (formerly AIM V.I. Core Equity Fund Series I)
2010	121,353	$8.78	$1,065,848	—	0.96%	9.56%
2009	119,995	8.02	961,998	—	1.93%	28.30%
2008	114,308	6.25	714,279	—	2.02%	-30.14%
2007	147,275	8.94	1,317,340	—	1.03%	8.12%
2006	176,390	8.27	1,459,319	—	1.60%	15.24%
Invesco V.I. Core Equity Fund Series II (formerly AIM V.I. Core Equity Fund Series II)(5)
2010	25,820	$10.15	$262,082	—	0.97%	9.25%
2009	13,824	9.29	128,438	—	2.22%	27.98%
2008	—	—	—	—	—	—
Invesco V.I. Government Securities Fund Series II (formerly AIM V.I. Government Securities Fund Series II)(5)
2010	10,428	$11.25	$117,328	—	6.81%	5.10%
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Invesco V.I. Mid Cap Core Equity Fund Series II (formerly AIM V.I. Mid Cap Core Equity Fund Series II)(5)
2010	11,419	$10.62	$121,251	—	0.42%	13.78%
2009	5,663	9.33	52,852	—	1.27%	29.86%
2008	—	—	—	—	—	—
Invesco V.I. Utilities Fund Series II (formerly AIM V.I. Utilities Fund Series II)(5)
2010	904	$9.33	$8,436	—	4.86%	6.01%
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—

B-53

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
Invesco Van Kampen V.I. Growth and Income Fund (formerly Van Kampen Life Investment Trust Growth & Income Class II)(5)
2010	51,456	$10.66	$548,460	—	0.10%	12.19%
2009	47,538	9.50	451,634	—	5.06%	24.11%
2008	—	—	—	—	—	—
Alger Capital Appreciation Portfolio Class S(5)
2010	24,544	$11.11	$272,758	—	0.18%	13.63%
2009	16,075	9.78	157,220	—	0.00%	50.69%
2008	—	—	—	—	—	—
AllianceBernstein VPS Value Portfolio Class B
2010	9,048	$12.02	$108,740	—	1.72%	11.42%
2009	8,560	10.79	92,340	—	3.00%	21.04%
2008	13,726	8.91	122,324	—	2.11%	-41.01%
2007	13,579	15.11	205,146	—	1.22%	-4.16%
2006	9,072	15.76	143,023	—	0.90%	21.03%
AllianceBernstein VPS Growth & Income Portfolio Class B
2010	26,487	$11.63	$308,094	—	0.00%	12.80%
2009	28,302	10.31	291,860	—	3.65%	20.35%
2008	28,667	8.57	245,631	—	1.70%	-40.69%
2007	29,923	14.45	432,320	—	1.19%	4.86%
2006	28,696	13.78	395,384	—	1.16%	16.98%
AllianceBernstein VPS Large Cap Growth Portfolio Class B
2010	12,599	$12.41	$156,337	—	0.27%	9.83%
2009	12,412	11.30	140,234	—	0.00%	37.10%
2008	12,701	8.24	104,663	—	0.00%	-39.82%
2007	14,517	13.69	198,771	—	0.00%	13.61%
2006	35,372	12.05	426,311	—	0.00%	-0.64%
AllianceBernstein VPS Global Thematic Growth Portfolio Class B
2010	17,758	$13.28	$235,828	—	1.41%	18.58%
2009	10,216	11.20	114,418	—	0.00%	53.14%
2008	8,605	7.31	62,930	—	0.00%	-47.46%
2007	4,263	13.92	59,343	—	0.00%	19.89%
2006	7,307	11.61	84,841	—	0.00%	8.38%
AllianceBernstein VPS International Value Portfolio Class B(5)
2010	279	$8.34	$2,327	—	4.51%	4.30%
2009	27	8.00	214	—	1.22%	34.36%
2008	—	—	—	—	—	—
AllianceBernstein VPS Real Estate Investment Portfolio Class B(5)
2010	71,371	$10.33	$737,483	—	1.21%	26.05%
2009	71,286	8.20	584,377	—	0.00%	29.22%
2008	—	—	—	—	—	—
American Century VP Capital Appreciation Portfolio Class I(5)
2010	7,860	$10.90	$85,667	—	0.00%	31.29%
2009	4,761	8.30	39,528	—	0.00%	37.07%
2008	—	—	—	—	—	—

B-54

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
American Century VP Mid Cap Value Portfolio Class I(8)
2010	451	$11.96	$5,394	—	2.82%	19.62%
BlackRock Global Allocation V.I. Fund Class III(6)
2010	21,784	$11.69	$254,673	—	1.89%	9.76%
2009	—	—	—	—	—	—
Davis Financial Portfolio
2010	39,646	$13.03	$516,462	—	0.89%	11.10%
2009	36,783	11.73	431,288	—	0.85%	41.18%
2008	36,794	8.31	305,586	—	0.00%	-46.36%
2007	37,430	15.48	579,570	—	1.09%	-6.05%
2006	37,244	16.48	613,803	—	0.60%	18.50%
Davis Real Estate Portfolio
2010	40,949	$23.95	$980,666	—	1.84%	19.70%
2009	46,130	20.01	922,933	—	2.81%	31.73%
2008	41,258	15.19	626,657	—	2.34%	-46.91%
2007	46,452	28.61	1,329,022	—	3.74%	-15.48%
2006	41,639	33.85	1,409,560	—	3.33%	34.37%
Davis Value Portfolio
2010	157,900	$12.73	$2,009,803	—	1.35%	12.76%
2009	160,909	11.29	1,816,264	—	0.87%	31.16%
2008	180,590	8.61	1,554,198	—	1.10%	-40.32%
2007	165,530	14.42	2,387,139	—	1.21%	4.64%
2006	148,198	13.78	2,042,453	—	0.81%	15.00%
Delaware VIP Limited-Term Diversified Income Series Service Class(5)
2010	9,552	$12.03	$114,976	—	1.89%	4.30%
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Delaware VIP Diversified Income Series Service Class(5)
2010	55,966	$12.93	$723,699	—	4.41%	7.87%
2009	45,278	11.99	542,797	—	0.00%	26.66%
2008	—	—	—	—	—	—
Delaware VIP Emerging Markets Series Service Class(5)
2010	1,919	$12.69	$24,354	—	1.46%	18.21%
2009	12,176	10.74	130,725	—	0.00%	77.67%
2008	—	—	—	—	—	—
Wells Fargo Advantage VT International Equity Fund Class II (formerly Evergreen VA International Equity Fund Share Class 2)(6)
2010	432	$12.46	$5,385	—	0.77%	16.50%
2009	—	—	—	—	—	—
Fidelity VIP Contrafund Portfolio Service Class 2
2010	301,961	$15.17	$4,581,654	—	1.03%	16.93%
2009	308,874	12.98	4,008,132	—	1.25%	35.47%
2008	290,257	9.58	2,780,379	—	0.85%	-42.69%
2007	265,546	16.71	4,438,447	—	0.80%	17.30%
2006	234,047	14.25	3,334,931	—	1.01%	11.43%

B-55

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
Fidelity VIP Equity-Income Portfolio Service Class 2
2010	122,372	$13.30	$1,628,017	—	1.69%	14.92%
2009	116,557	11.58	1,349,379	—	2.26%	29.88%
2008	92,939	8.91	828,399	—	2.52%	-42.81%
2007	86,834	15.59	1,353,377	—	1.61%	1.27%
2006	91,003	15.39	1,400,524	—	2.94%	19.93%
Fidelity VIP Growth Portfolio Service Class 2(4)(5)
2010	—	$—	$—	—	—	—
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Fidelity VIP Growth Opportunities Portfolio Service Class 2
2010	49,810	$8.91	$443,879	—	0.00%	23.47%
2009	54,922	7.22	396,394	—	0.26%	45.46%
2008	51,760	4.96	256,821	—	0.14%	-55.14%
2007	47,449	11.06	524,758	—	0.00%	22.91%
2006	44,528	9.00	400,667	—	0.43%	5.12%
Fidelity VIP High Income Portfolio Service Class 2(5)
2010	3,022	$12.29	$37,148	—	15.70%	13.67%
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Fidelity VIP Mid Cap Portfolio Service Class 2
2010	205,178	$27.37	$5,614,820	—	0.13%	28.57%
2009	217,577	21.28	4,631,012	—	0.50%	39.75%
2008	201,462	15.23	3,068,310	—	0.24%	-39.61%
2007	221,116	25.22	5,576,122	—	0.49%	15.34%
2006	233,369	21.86	5,102,482	—	0.17%	12.40%
Templeton Growth Securities Fund Class 2(5)
2010	3,459	$9.80	$33,905	—	0.71%	7.39%
2009	2,122	9.13	19,364	—	0.00%	31.10%
2008	—	—	—	—	—	—
Templeton Global Bond Securities Fund Class 2(4)(8)
2010	—	$—	$—	—	—	—
Mutual Shares Securities Fund Class 2(6)
2010	5,555	$12.04	$66,854	—	0.80%	11.19%
2009	—	—	—	—	—	—
Franklin Small Cap Value Securities Fund Class 2(5)
2010	12,490	$11.12	$138,907	—	0.84%	28.22%
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Ibbotson Balanced ETF Asset Allocation Portfolio Class II(6)
2010	114,084	$11.90	$1,357,093	—	0.75%	12.47%
2009	99,064	10.58	1,055,636	—	0.68%	5.77%
Ibbotson Growth ETF Asset Allocation Portfolio Class II(6)
2010	10,989	$12.26	$134,759	—	1.47%	13.86%
2009	—	—	—	—	—	—

B-56

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
Ibbotson Income & Growth ETF Asset Allocation Portfolio Class II(6)
2010	9,284	$11.30	$104,925	—	1.47%	8.88%
2009	—	—	—	—	—	—
IVY Funds VIP Small Cap Growth(8)
2010	1,186	$12.75	$15,117	—	0.00%	27.48%
Janus Aspen Enterprise Portfolio Institutional Shares
2010	244,555	$7.63	$1,865,190	—	0.07%	25.85%
2009	254,859	6.06	1,544,530	—	0.00%	44.83%
2008	272,630	4.18	1,140,840	—	0.25%	-43.72%
2007	296,023	7.44	2,201,057	—	0.22%	22.04%
2006	305,778	6.09	1,862,982	—	0.00%	13.61%
Janus Apen Forty Portfolio Institutional Shares
2010	145,856	$11.60	$1,691,254	—	0.36%	6.75%
2009	145,024	10.86	1,575,280	—	0.04%	46.33%
2008	158,870	7.42	1,179,276	—	0.14%	-44.15%
2007	154,187	13.29	2,049,244	—	0.36%	36.99%
2006	152,303	9.70	1,477,617	—	0.36%	9.35%
Janus Aspen Janus Portfolio Institutional Shares
2010	94,973	$7.88	$748,747	—	1.10%	14.52%
2009	103,416	6.88	711,952	—	0.53%	36.35%
2008	139,563	5.05	704,656	—	0.75%	-39.72%
2007	135,835	8.38	1,137,719	—	0.73%	15.09%
2006	140,515	7.28	1,022,597	—	0.50%	11.38%
Janus Aspen Worldwide Portfolio Institutional Shares
2010	180,425	$7.43	$1,341,275	—	0.61%	15.83%
2009	200,728	6.42	1,288,222	—	1.43%	37.70%
2008	229,074	4.66	1,067,639	—	1.23%	-44.66%
2007	212,062	8.42	1,785,983	—	0.76%	9.63%
2006	224,369	7.68	1,723,679	—	1.77%	18.20%
Janus Aspen Forty Portfolio Service Shares(5)
2010	3,344	$9.45	$31,591	—	0.36%	6.48%
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Janus Aspen Janus Portfolio Service Shares(4)(5)
2010	—	$—	$—	—	—	—
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Janus Aspen Enterprise Portfolio Service Shares(4)(5)
2010	—	$—	$—	—	—	—
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—
Janus Aspen Perkins Mid Cap Value Portfolio Service Shares(5)
2010	24,637	$11.27	$277,634	—	0.58%	15.36%
2009	14,049	9.77	137,231	—	0.33%	32.92%
2008	—	—	—	—	—	—
Janus Aspen Worldwide Portfolio Service Shares(5)
2010	4,663	$10.92	$50,912	—	0.59%	15.52%
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—

B-57

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
		Unit Value	In Whole $
MFS Growth Series Initial Class
2010	128,254	$7.57	$970,280	—	0.12%	15.34%
2009	126,446	6.56	829,397	—	0.31%	37.68%
2008	121,733	4.76	579,975	—	0.25%	-37.42%
2007	150,301	7.61	1,144,212	—	0.00%	21.17%
2006	173,284	6.28	1,088,679	—	0.00%	7.89%
MFS Investors Trust Series Initial Class
2010	23,872	$11.15	$266,225	—	1.15%	11.10%
2009	23,177	10.04	232,655	—	1.64%	26.90%
2008	26,493	7.91	209,571	—	0.86%	-33.08%
2007	28,656	11.82	338,728	—	0.80%	10.31%
2006	33,966	10.72	364,002	—	0.50%	12.99%
MFS New Discovery Series Initial Class
2010	69,959	$14.25	$997,187	—	0.00%	36.34%
2009	81,558	10.45	852,687	—	0.00%	63.18%
2008	87,279	6.41	559,181	—	0.00%	-39.33%
2007	86,343	10.56	911,786	—	0.00%	2.52%
2006	84,714	10.30	872,611	—	0.00%	13.22%
MFS Research Series Initial Class
2010	14,337	$9.90	$141,918	—	0.90%	15.90%
2009	15,868	8.54	135,530	—	1.41%	30.54%
2008	18,071	6.54	118,232	—	0.51%	-36.09%
2007	16,602	10.24	169,953	—	0.69%	13.20%
2006	16,319	9.04	147,569	—	0.50%	10.48%
MFS Total Return Series Initial Class
2010	184,237	$16.60	$3,058,056	—	2.74%	9.93%
2009	193,629	15.10	2,923,642	—	3.65%	18.03%
2008	200,488	12.79	2,564,794	—	3.11%	-22.13%
2007	196,368	16.43	3,226,082	—	2.52%	4.21%
2006	193,738	15.76	3,054,128	—	2.26%	11.89%
MFS Growth Series Service Class(4)(5)
2010	—	$—	$—	—	—	—
2009	5,485	9.36	51,337	—	0.00%	37.33%
2008	—	—	—	—	—	—
MFS Strategic Income Series Service Class(5)
2010	9,971	$12.05	$120,113	—	5.26%	9.79%
2009	6,936	10.97	76,100	—	0.00%	23.88%
2008	—	—	—	—	—	—
MFS Research Series Service Class(5)
2010	17,050	$10.62	$181,127	—	0.74%	15.64%
2009	14,037	9.19	128,949	—	0.00%	30.20%
2008	—	—	—	—	—	—
MFS Total Return Series Service Class(5)
2010	72,196	$10.70	$772,184	—	2.45%	9.63%
2009	71,982	9.76	702,249	—	0.00%	17.72%
2008	—	—	—	—	—	—
Oppenheimer Global Securities Fund/VA Service Class(8)
2010	46	$12.42	$577	—	0.00%	24.23%
PIMCO Real Return Portfolio Advisor Class(6)
2010	1,681	$11.26	$18,936	—	1.32%	8.00%
2009	—	—	—	—	—	—
PIMCO Total Return Portfolio Advisor Class(6)
2010	72,469	$11.05	$801,052	—	2.30%	8.01%
2009	19,305	10.23	197,578	—	0.52%	2.35%

B-58

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

(December 31, 2010) (continued)

(1)

These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyowner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(2)

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests. The investment income ratio is annualized in the initial year in which units of a product were purchased. For 2010, average net assets are based on the daily net assets. For 2009, 2008, 2007 and 2006, average net assets are based on the net assets calculated on January 1 and each of the twelve month-ends within the year.

(3)

Total returns are not annualized for periods less than a year. These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment divisions with a date notation indicate the effective date of that investment division in the variable account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period.

(4)	No contracts with this rider investing in this investment division.
(5)	Portfolio commenced operations on September 2, 2008.
(6)	Portfolio commenced operations on September 14, 2009.
(7)	Refer to Note 4 of the Notes to Financial Statements.
(8)	Portfolio commenced operations on June 4, 2010.

B-59

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.

and the Contract Owners of The Guardian Separate Account N:

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the investment options of The Guardian Separate Account N at December 31, 2010 listed in Note 1, and the results of each of their operations, the changes in each of their net assets and their financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as “financial statements”) are the responsibility of The Guardian Insurance & Annuity Company, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of the underlying funds owned at December 31, 2010 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

March 18, 2011

B-60

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc.

STATUTORY BASIS BALANCE SHEETS

	As of December 31,
	2010	2009
	(In millions)
Admitted assets
Bonds	$1,732	$1,777
Preferred stocks	4	5
Affiliated mutual funds, at fair value	—	21
Investment in subsidiaries	19	40
Policy loans	106	99
Cash, cash equivalents and short-term investments	51	44

Total invested assets	1,912	1,986

Due and accrued investment income	26	28
Net deferred tax asset	5	4
Income tax receivable	13	—
Other assets	31	11
Receivable from separate accounts	146	134
Separate account assets	8,084	6,994

Total admitted assets	$10,217	$9,157

Liabilities
Reserves for policy benefits, deposit-type contracts and other contract liabilities	$1,822	$1,850
Asset valuation reserve	15	22
Due to parent and affiliates	12	12
Income tax payable	—	8
Other liabilities	45	37
Separate account liabilities	8,082	6,992

Total liabilities	9,976	8,921

Capital and surplus
Common stock	2	2
Additional paid-in capital and contributed surplus	175	195
Unassigned surplus	64	39

Total capital and surplus	241	236

Total liabilities, capital and surplus	$10,217	$9,157

See notes to statutory basis financial statements.

B-61

The Guardian Insurance & Annuity Company, Inc.

STATUTORY BASIS STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2010	2009
	(In millions)
Revenues
Premiums and annuity considerations	$1,116	$1,268
Net investment income	96	98
Service fees	155	127
Reserve adjustments on reinsurance ceded and other income	4	15

Total revenues	1,371	1,508

Benefits and expenses
Policyholder benefits	1,067	1,043
Net transfers to separate accounts	115	245
General insurance expenses	89	80
Commissions and other expenses	104	104

Total benefits and expenses	1,375	1,472

(Loss) gain before federal income taxes and realized losses from investments	(4)	36
Federal income tax benefit	(45)	—

Gain from operations, net of federal income taxes and before net realized losses	41	36
Net realized capital losses, net of tax and transfers to IMR	(25)	(26)

Net income	$16	$10

See notes to statutory basis financial statements.

B-62

The Guardian Insurance & Annuity Company, Inc.

STATUTORY BASIS STATEMENTS OF CHANGES IN SURPLUS

	For the Years Ended December 31,
	2010	2009
	(In millions)
Beginning of year balance	$236	$212

Adjustments to surplus:
Net income	16	10
Change in net unrealized capital gains of investment in subsidiaries and affiliated mutual funds and derivatives, net of tax	—	13
Change in non-admitted assets	13	9
Change in net deferred taxes	(8)	(4)
Change in asset valuation reserve	7	(4)
Return of capital to the parent	(20)	—
Change in reserve valuation basis	(3)	—

Net adjustments to surplus	5	24

End of year balance	$241	$236

See notes to statutory basis financial statements.

B-63

The Guardian Insurance & Annuity Company, Inc.

STATUTORY BASIS STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2010	2009
	(In millions)
Cash flows from operating activities
Premiums and annuity considerations	$1,100	$1,286
Investment income received	105	105
Service fees and other income received	162	144
Benefits and loss related payments	(1,098)	(1,046)
Net transfers to separate accounts	(127)	(309)
Commissions, expenses and taxes paid	(192)	(186)
Federal income taxes recovered	11	27

Net cash (used in) provided by operating activities	(39)	21

Cash flows from investing activities
Proceeds from bonds sold or matured	321	446
Proceeds from sale of stocks and affiliated mutual funds	27	8
Miscellaneous proceeds	4	4
Costs of bonds acquired	(280)	(514)
Costs of stocks acquired	(1)	(8)
Investment in subsidiaries	20	(22)
Miscellaneous applications	(35)	(34)
(Increase) decrease in policy loans, net of repayments	(7)	2

Net cash provided by (used in) investing activities	49	(118)

Cash flow from financing and miscellaneous activities
Capital and paid in surplus	—	22
Return of capital to parent	(20)	—
Other cash provided (applied)	14	(15)
Net deposits on deposit-type contracts and other insurance liabilities	3	2

Net cash (used in) provided by financing activities	(3)	9

Net increase (decrease) in cash, cash equivalents and short-term investments	7	(88)
Cash, cash equivalents and short-term investments, beginning of year	44	132

Cash, cash equivalents and short-term investments, end of year	$51	$44

See notes to statutory basis financial statements.

B-64

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

NOTE A—ORGANIZATION

The Guardian Insurance & Annuity Company, Inc. (“GIAC” or the “Company”) is a wholly owned subsidiary of The Guardian Life Insurance Company of America (“The Guardian”). The Company, domiciled in the state of Delaware, is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company’s primary business is the sale of variable deferred annuity contracts and variable life insurance policies. For variable products, contracts are sold by insurance agents who are licensed by GIAC and are either Registered Representatives of Park Avenue Securities LLC (“PAS”) or other broker dealer firms that have entered into sales agreements with GIAC. The Company’s general agency distribution system is used for the sale of other products and policies.

PAS, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”) and Securities Investor Protection Corporation. PAS is also a registered investment advisor under the Investment Advisers Act of 1940 and has assumed the registered representatives formerly affiliated with Guardian Investor Services LLC (“GIS”), a wholly owned subsidiary of The Guardian.

GIS is a registered broker-dealer under the Securities Exchange Act of 1934, a member of FINRA, and a registered investment adviser under the Investment Adviser Act of 1940. GIS operates as the distributor and underwriter for GIAC’s variable products. RS Investment Management Co. LLC (“RS Investments”), a subsidiary of GIS, serves as the investment adviser on the RS Mutual Fund Family. GIS serves as a sub adviser to the fixed income, asset allocation and index funds and is the sole distributor of the RS funds.

The Company, in agreement with Baillie Gifford Overseas Ltd., has an equity ownership interest in a company—Guardian Baillie Gifford Ltd. (“GBG”)—that is organized as a corporation in Scotland. GBG is registered in both the United Kingdom and the United States to act as an investment sub adviser for the RS International Growth VIP Series (“RSIGS”), the RS Emerging Markets VIP Series (“RSEMS”), RS International Growth Fund (“RSIGF”) and RS Emerging Markets Fund (“RSEMF”). GBG serves as the sole investment sub adviser to these funds. These funds are offered in the U.S. as investment options under certain variable annuity contracts and variable life policies sold by the Company.

Insurance Separate Accounts:

The Company had established nineteen insurance separate accounts, of which two were dissolved during 2009, whose sole purpose was to fund certain employee benefit plans of The Guardian. Since December 31, 2009, the Company has seventeen insurance separate accounts primarily to support the variable annuity and life insurance products. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders.

The assets and liabilities of the separate accounts are clearly identified and distinct from the other assets and liabilities of the Company. The assets of the separate accounts will not be charged with any liabilities arising out of any other business of the Company. However, the obligations of the separate accounts, including the promise to make annuity and death benefit payments, remain obligations of the Company. Assets and liabilities of the separate accounts are stated primarily at the fair value of the underlying investments and corresponding contractholders obligations (See Note I).

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying statutory basis financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Delaware (the “Department”), which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). Insurance companies domiciled in Delaware are required to prepare statutory basis financial statements in accordance with the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual (“NAIC SAP”), subject to certain deviations prescribed or permitted by the Department. There are no deviations between the NAIC and the Department as of December 31, 2010. The NAIC promulgates the NAIC SAP, which include accounting guidelines referred to as Statements of Statutory Accounting Principles (“SSAPs”).

B-65

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Financial statements prepared in accordance with GAAP vary from financial statements prepared on statutory basis (“STAT”) primarily because on a statutory basis: 1) costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred; 2) life insurance and annuity reserves are based on statutory mortality and interest requirements, without consideration of withdrawals and company experience; 3) life insurance enterprises are required to establish a formula-based asset valuation reserve (“AVR”) by a direct charge to surplus to offset potential investment losses; 4) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve (“IMR”) and amortized into investment income over the remaining life of the investment sold; 5) bonds are carried principally at amortized cost; 6) certain reinsurance transactions are accounted for as reinsurance for statutory purposes and as either financing transactions or a derivative under GAAP, and assets and liabilities are reported net of reinsurance for statutory purposes and gross of reinsurance for GAAP; 7) certain “non-admitted assets” (uncollected premiums and advances to agent balances) must be excluded under statutory reporting through a charge to surplus; 8) investments in subsidiaries of the Company’s wholly-owned subsidiaries and majority owned subsidiaries are accounted for using the equity method, where earnings of such subsidiaries are recognized in surplus; only when dividends are distributed is income recognized; 9) annuity and certain insurance premiums are recognized as premium income; 10) changes in deferred tax assets and liabilities, except those allocated to changes in unrealized gains and losses, are recognized as a separate component of surplus. Deferred tax assets not meeting certain criteria are non-admitted and 11) investments in affiliated mutual funds where the Company has a controlling financial interest, are accounted for using the equity method for statutory purposes and are consolidated under GAAP. The effect on the financial statements of the Company from the differences between GAAP and STAT are material to the Company and are disclosed in Note L.

Use of Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As a provider of life insurance and annuity products, GIAC’s operating results in any given period depend on estimates of policy reserves required to provide for future policyholder benefits. The development of policy reserves for insurance and investment contracts requires management to make estimates and assumptions regarding mortality, lapse, expense and investment experience. Such estimates are primarily based on historical experience and, in many cases, state insurance laws that require specific mortality, morbidity, and investment assumptions to be used by the Company and may preclude the use of lapse and expense assumptions. Actual future results could differ from these estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related reserve estimates. The Company regularly invests in mortgage-backed securities and other securities subjected to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment experience underlying mortgage loans. Actual prepayment timing could differ from original estimates resulting in adjustments to asset values and amortization or accretion recorded in future periods.

Admitted Assets:

Assets are stated at “admitted asset” values, which are values, required by or permitted to be reported to the Department of Insurance of the State of Delaware in accordance with its rules and regulations. Certain assets designated as “non-admitted assets” (approximately $21 million and $34 million at December 31, 2010 and 2009, respectively), consist principally of deferred tax assets, IMR, uncollected premiums and advances to agents, are charged directly to unassigned surplus.

Investments:

See Note C and Note D regarding the accounting policy, reported statement value and estimated fair value of the Company’s investment in bonds, preferred stocks, affiliated mutual funds and investments in subsidiaries.

Policy Loans:

Policy loans are stated at unpaid principal balance. The carrying amount approximates fair value since loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

B-66

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Cash, Cash Equivalents and Short-Term Investments:

Cash includes cash on deposit with banks. Cash equivalents are stated at amortized cost and consist of investments having maturities of three months or less at time of purchase. Certain short-term investments, including Money Market Funds, are stated at amortized cost and consist primarily of investments having maturities greater than three months from the date of purchase, but less than one year maturity. Fair values for such investments approximate carrying value.

Other Assets:

Other assets consist primarily of deferred, uncollected and unpaid premiums, reinsurance recoverables and receivables for service fees.

Other Liabilities:

Other liabilities consist primarily of contingent tax liabilities, reinsurance payables, accrued expenses, payables to custodians and commissions payable.

Contract and Policy Reserves:

The estimated fair value of contractholder account balances for investment type contracts has been determined to be equivalent to carrying value as the current offering and renewal rates are set in response to current market conditions.

The following table highlights the credited rates applicable to the Company’s liabilities.

Product	Credited Fixed Interest Rates
Individual Annuities, Fixed Rate Option	3.00% to 3.50%
Single Premium Deferred Annuity	1.50% to 4.70%
Dollar Cost Averaging	3.00% to 5.00%
Group Annuities	1.50% to 4.13%
Variable Life	3.00% to 4.10%
Group Universal Life	4.00%
Single Premium Immediate Annuities and Immediate Annuitizations With Life Contingency, Fixed	4.00% to 6.00%
Immediate Annuitizations Without Life Contingency, Fixed	1.50% to 3.50%

Guaranteed Minimum Benefits:

The Company issues variable annuity contracts with guaranteed death benefits that guarantee either:

a)	Return of deposits: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals).
b)	Ratchet: the benefit is the greatest of the current account value, premiums paid (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted for withdrawals).
c)	Combination Rollup/Ratchet: the benefit is the greatest of the current account value, premiums paid increased with 3% simple interest each year (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted withdrawals).

For guarantees of amounts in the event of death, the net amount at risk (“NAR”) is defined as the current Guaranteed Minimum Death Benefit (“GMDB”) in excess of the current account balance.

The Company also issues various guaranteed living benefits:

GMWB

The Guaranteed Minimum Withdrawal Benefit (“GMWB”) contracts guarantee an annual withdrawal benefit up to a Guaranteed Withdrawal Amount (“GWA”) until the Guaranteed Withdrawal Benefit (“GWB”) is depleted, even if the

B-67

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Accumulation Value is reduced to zero through a combination of market declines and withdrawals. Certain designs allow the withdrawals to continue for the lifetime of the policyholder even after the GWB is depleted. For the GMWB, the net amount at risk is defined as the guaranteed remaining balance in excess of the current account balance.

GMIB

The Guaranteed Minimum Income Benefit (“GMIB”) contracts provide a guarantee base that increases by the greater of a 5% roll-up rate or the contract anniversary account value. This base can only be accessed in duration 10 or later in the form of a payout annuity. For the GMIB, which guarantees a base level of lifetime income at annuitization, the net amount at risk is the value of the lifetime annuity in excess of the current account balance.

GMAB

The Guaranteed Minimum Accumulation Benefit (“GMAB” or “LBR”) contracts guarantee the return of investment on the maturity date. For the GMAB, the net amount at risk is the amount invested in excess of the current account balance.

The account value and net amount at risk of the contractholders at December 31, 2010 and 2009 for GMDB, GMIB, GMAB and GMWB (in millions, except Average Age) were as follows:

	2010			2009
	Account Value	Net Amount at Risk	Average Age	Account Value	Net Amount at Risk	Average Age
GMDB	$6,156	$133	62	$5,263	$289	62
GMWB	2,710	117	60	1,858	165	60
GMIB*	124	—	58	117	—	57
GMAB	61	—	62	68	—	62

*	In the calculation of the NAR for GMIB, the guaranteed benefit amount is decreased by 35% to reflect conservative annuity factors used upon annuitization.

Actuarial Guideline XLIII (VACARVM) provides guidance on how to calculate reserves for Variable Annuities with both Living and Death Benefit Guarantees. The guideline requires the reserve to be calculated using two approaches, the standard scenario approach and the stochastic scenario approach, the final reserve being the greater of the two. The Standard Scenario Amount is based on a single path, deterministic projection with stipulated assumptions and the Stochastic Amount is based on the Conditional Tail Expectation 70 of 1,000 stochastically generated interest rate scenarios. Management’s best estimate assumptions along with margins for uncertainty are used to calculate the Stochastic Amount. Key assumptions needed in valuing the liability include: full withdrawals, partial withdrawals, mortality, investment management fees and revenue sharing, expenses, fund allocations, and other policyholder behavior. In addition, a method for projecting interest rates and equity returns is required. The Stochastic process also requires the projection of in-force general account assets, assets from reinvested cash flows and in-force hedge assets that support the liabilities. The key assumptions needed in valuing the assets include: reinvestment asset mix, reinvestment credit spreads, default rates, implied volatility, and swap interest rates. At December 31, 2010 and 2009, the Standard Scenario Amount was the greater of the two measures and was thus used as the final reserve.

Reserves for Life Contracts and Deposit-Type Contracts:

The Company waives deductions for deferred fractional premiums upon death of insured and returns a portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

The Company currently issues variable life policies on lives classified as substandard. For scheduled policies issued with a flat extra premium, one half of such extra premium is held in addition to the standard mean reserve for the plan. Scheduled policies and riders issued on a substandard basis in percentage mortality classes are valued with factors based on the appropriate corresponding percentage mortality tables and stipulated interest rates and method.

As of December 31, 2010 and 2009, the Company had $700 million and $218 million, respectively, of insurance in force for which the gross premiums are less than the net premiums, according to the standard valuation set by the State of

B-68

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Delaware. The reserves to cover the above insurance equal $31 million and $7 million as of December 31, 2010 and 2009, respectively, which are included in “Reserve for policy benefits, deposit-type contracts and other contract liabilities”, in the Statutory Basis Balance Sheets. The Company does not utilize anticipated investment income as a factor in the calculation of these reserves. Instead, it utilizes a statutory premium deficiency reserve formula and interest rate assumption prescribed by Delaware insurance regulations.

The Tabular Interest, Tabular less Actual Reserve Released and Tabular Cost has been determined from the basic data for the calculation of policy reserves.

For the determination of Tabular Interest on funds not involving life for each valuation rate of interest, the Tabular Interest is calculated as one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

Both the annual premium variable life product and the variable whole life with modified scheduled premiums product were available in substandard class. These products are not currently available.

For both policies, the Company charges an additional gross premium which is payable for the later of 20 years or to age 65. These extra premiums do not affect policy values.

For the annual premium variable life product, the Company holds two additional reserves:

1.	A reserve for the basic coverage. This reserve considers the extra mortality and the premium payment period of the extra premium.
2.	A reserve for the variable insurance account, which is essentially a paid-up life reserve.

For the variable whole life with modified scheduled premium product, the Company holds the reserve for the basic coverage.

The Company issues group deposit-type contracts funding agreements for qualified retirement plans. The funding agreements are issued through the general account and the deposits received on these contracts are recorded as liabilities and are not treated as premiums or as revenue under SAP.

Investment Reserves:

In compliance with statutory requirements, the Company maintains the AVR and the IMR. The AVR is intended to stabilize policyholders’ surplus against market fluctuations in the value of equities and credit related declines in the value of bonds. Changes in the AVR are recorded directly to surplus. The IMR defers net after-tax realized capital losses which result from changes in the overall level of interest rates for fixed income investments and amortizes these net realized capital losses into income over the remaining stated life of the investments sold. The Company uses the group method of calculating the IMR. Any negative IMR amounts are treated as a non admitted asset.

Premiums and Other Revenues:

Premiums and annuity considerations are recognized for funds received on variable life insurance and annuity products. Corresponding transfers to/from separate accounts are a component of “Net transfers to separate accounts” in the Statutory Basis Statements of Operations.

Revenues also include service fees that are comprised of annual contract fees, charges for mortality and expenses based on separate account assets under management and administrative service fees received from the mutual funds that are investment options in the product separate accounts.

Federal Income Taxes:

The provision for federal income taxes is based on income from operations currently taxable. Realized gains and losses are reported net of the applicable federal income taxes. Increases and decreases in deferred federal income tax assets established in prior years are reflected as adjustments to surplus (see Note F).

B-69

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Reinsurance:

The Company enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. The Company remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

Net Investment Income and Capital Losses:

Net investment income includes interest and dividends received or accrued on investments. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively or prospectively for any change in estimated yield to maturity. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. Net investment income is reduced by investment management expenses.

Realized investment gains and losses are reported in income based upon specific identification of securities sold. Realized losses include valuation adjustments for other-than-temporary declines in investments. Unrealized capital gains and losses on financial instruments carried at fair value represent changes in the reported fair value and are recorded directly to surplus.

Assessments:

Most of the jurisdictions in which the Company is licensed to transact business require life insurers to participate in guaranty associations which are organized to pay contractual benefits pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the line of business in which the impaired, insolvent or failed life insurer is engaged. Some states permit member insurers to recover assessments through full or partial premium tax offsets. The Company will recognize a liability and expense when assessments are levied or when it is probable that a liability has been incurred and it can be reasonably estimated.

Reconciliation to Annual Statements:

The 2008 Annual Statement Cash Flows included $22 million of additional paid-in surplus received from its parent, and a $22 million contribution to its subsidiary, PAS. These cash flows actually occurred in 2009, and were reported in the 2008 Annual Statement Cash Flows under financing and investing activities. The Statement of Cash Flows reported in these audited statutory basis financial statements correctly reflect these transactions in 2009.

Reclassifications:

In 2010, the Company reflected certain fee income and related deferrals that had previously been reported as “Service fees” and as an increase to “Policyholder benefits” in the Statutory Basis Statements of Operations. To conform prior year to the current year presentation, such items have been revised in the 2009 Statutory Basis Statements of Operations. Total revenues and expenses were each decreased by a net amount of $6 million in 2009. There was no effect on the Company’s net income or surplus. The revisions to the Company’s Statutory Basis Statements of Operations does not impact the Company’s previously reported Statutory Basis Balance Sheets, Statutory Basis Statement of Changes in Surplus or the Statutory Basis Statement of Cash Flows.

B-70

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

NOTE C—INVESTMENTS

Bonds and Preferred Stocks:

Investments are valued in accordance with methods prescribed by the Securities Valuation Office of the NAIC (“SVO”). The Company obtains the fair value of financial instruments held in its portfolio that are either carried at fair value on the face of the financial statements or disclosed in the notes to the financial statements at fair value, from a number of sources. These sources include published market quotes for active market exchange traded instruments, third party pricing vendors, investment banks which are lead market makers in certain markets, broker quotes and the use of internal valuation models that use market observable inputs when available and Company derived inputs when external inputs are not available or deemed to be inaccurate. Unrealized gains and losses on investments carried at market are recorded directly in unassigned surplus. The investment portfolio is reviewed for investments that may have experienced a decline in value considered to be other-than-temporary. The Company considers several factors in determining if an other-than-temporary decline exists: duration and extent to which the fair value of the security has been less than cost; financial condition of the issuer; the near term prospects for recovery of the fair value of a security; discounted estimated future cash flows; and the intent and ability of the Company to hold the security to allow for an anticipated recovery in value. Impairments that are considered other-than-temporary are included in net realized capital losses. Valuation methods for the various types of investments held are as follows:

Bonds—Bonds are stated principally at amortized cost with bond premiums and discounts amortized using the scientific interest method. Those bonds which are rated 6 by the NAIC are reported at the lower of amortized cost or fair value. Mortgage-backed bonds are carried at amortized cost using the interest method considering anticipated prepayments at the date of purchase. Significant changes in future anticipated cash flows from the original purchase assumptions are accounted for using the retrospective or prospective adjustment method utilizing the Public Securities Association standard prepayment rates.

The Company does not own loan-backed securities purchased prior to January 1, 1994. Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from issuers or broker dealers through information services or internal estimates and are consistent with current interest rates and the economic environment.

Preferred stocks—Preferred stocks are carried at fair value if impaired during the reporting period or carried at the lower of cost or fair value based on the rating assigned by the SVO.

Affiliated Mutual Funds:

Affiliated mutual funds are stated at estimated fair value, with unrealized appreciation or depreciation recorded net of applicable deferred taxes and included in surplus.

Investments in Subsidiaries:

Investments in subsidiaries are valued using the GAAP basis equity and consist of the Company’s investments in PAS and GBG. Undistributed earnings or losses of subsidiaries and unrealized appreciation and depreciation are reflected as unrealized capital gains or losses directly in surplus. Distributed dividends of subsidiaries are recorded in net investment income.

B-71

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The amortized cost basis and estimated fair value of bonds and the cost and estimated fair value of preferred stocks, investments in subsidiaries and affiliated mutual funds at December 31, 2010 and 2009 were as follows:

	Amortized Cost/Cost	Gross Unrealized		Estimated Fair Value
December 31, 2010		Gains	(Losses)
		(In millions)
U.S. Government	$12	$1	$—	$13
Special Revenue	19	—	—	19
States, Territories & Possessions	8	—	—	8
Political Subdivisions	12	—	—	12
Hybrid	2	—	—	2
Industrial and Miscellaneous	1,679	92	(4)	1,767

Total Bonds	$1,732	$93	$(4)	$1,821

Preferred Stocks—Perpetual	$4	$—	$(1)	$3

Investment in Subsidiaries	$54	$3	$(38)	$19

	Amortized Cost/Cost	Gross Unrealized		Estimated Fair Value
December 31, 2009		Gains	(Losses)
		(In millions)
U.S. Government	$12	$—	$(1)	$11
Special Revenue	18	—	—	18
States, Territories & Possessions	7	—	—	7
Industrial and Miscellaneous	1,740	74	(10)	1,804

Total Bonds	$1,777	$74	$(11)	$1,840

Preferred Stocks—Perpetual	$5	$—	$—	$5

Investment in Subsidiaries	$74	$2	$(36)	$40

Affiliated Mutual Funds	$24	$1	$(4)	$21

The Company invests in high quality securities that are diversified by asset class, issuer and industry. At December 31, 2010 approximately 1.7% of the portfolio is invested in securities issued or backed by the United States Government or its agencies. No other single issuer accounts for more than 1.0% of the portfolio at December 31, 2010.

The amortized cost and estimated fair value of bonds at December 31, 2010 by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	2010
	Amortized Cost	Fair Value
	(In millions)
Due in one year or less	$158	$160
Due after one year through five years	1,251	1,324
Due after five years through ten years	192	201
Due after ten years	76	80
Sinking fund bonds, mortgage backed securities and asset backed securities	55	56

Total	$1,732	$1,821

B-72

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The net change in unrealized capital gains included in surplus for years ended December 31, 2010 and 2009 are summarized as follows:

	2010	2009
	(In millions)
Changes in net unrealized capital gains (losses) attributable to:
Affiliated mutual funds and investments in subsidiaries	$2	$23
Derivatives	(1)	(8)
Tax effect on unrealized capital gains	(1)	(2)

Total change in net unrealized capital gains, net of tax	$—	$13

Proceeds from sales of investments in bonds amounted to $64 million and $96 million in 2010 and 2009, respectively. Gross gains of $3 million and $1 million and gross losses of $1 million and $4 million were realized on sales of bonds in 2010 and 2009, respectively.

Proceeds from sales of investments in affiliated mutual funds amounted to $25 million and $8 million in 2010 and 2009 respectively. Gross gains of $1 million were realized in 2010 and gross losses of $1 million and $4 million were realized on sales of affiliated mutual funds in 2010 and 2009, respectively.

Proceeds from sales of investments in preferred stocks amounted to $2 million in 2010. Gross gains of $0.4 million were realized on sales of preferred stocks in 2010. There were no sales of preferred stocks in 2009.

Unrealized losses:

The Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, were as follows:

December 31, 2010	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In millions)
Special Revenue	$3	$—	$—	$—	$3	$—
States, Territories & Possessions	2	—	—	—	2	—
Hybrids	—	—	2	—	2	—
Industrial and Miscellaneous	136	(3)	9	(1)	145	(4)

Total Bonds	141	(3)	11	(1)	152	(4)
Preferred Stocks—Perpetual	3	(1)	—	—	3	(1)

Total Temporarily Impaired Securities	$144	$(4)	$11	$(1)	$155	$(5)

December 31, 2009	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In millions)
U.S. Government	$8	$(1)	$—	$—	$8	$(1)
Special Revenue	9	—	—	—	9	—
States, Territories & Possessions	5	—	—	—	5	—
Industrial and Miscellaneous	118	(2)	116	(8)	234	(10)

Total Bonds	140	(3)	116	(8)	256	(11)
Affiliated Mutual Funds	—	—	12	(4)	12	(4)

Total Temporarily Impaired Securities	$140	$(3)	$128	$(12)	$268	$(15)

B-73

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The Company’s investment portfolio includes individual securities that are in an unrealized loss position and have not been recognized as other-than-temporary impairments. There were eight securities in an unrealized loss position for greater than 12 months with a book value of $12 million and a fair value of $11 million as of December 31, 2010. There were fifty-six securities in an unrealized loss position for greater than 12 months with a book value of $140 million and a fair value of $128 million as of December 31, 2009.

In reaching the conclusion that these impairments are not other-than-temporary, management considered many factors including: duration and severity of impairment, discounted cash flows, investment sector stability, and credit worthiness, financial condition of issuer and intent and ability to hold to allow for recovery in value.

Sub-prime credit exposure:

The Company continually monitors its investment portfolios for performance, credit issues and risk exposures. By using a variety of measurements and credit analysis derived from both internal and external sources, the Company tracks the risk exposure the portfolios have to market events such as the credit deterioration in the sub-prime and other below sub-prime mortgage market. Sub-prime investments can include high loan to value pools and pools where the borrowers have very impaired credit but the average loan to value is low. The Company has minimal exposure and recorded no impairments in 2010 or 2009, on its sub-prime or other below prime mortgage-backed security holdings. The Company does not hold investments in collateralized debt obligations (CDOs), collateralized loan obligations (CLOs) and does not hold any asset-backed securities (ABS) with sub-prime exposure and other below sub-prime mortgage exposure as of December 31, 2010.

Investment in Subsidiaries:

GIAC’s investment in PAS is valued using GAAP basis equity in PAS underlying net assets. There were no dividends received from PAS in 2010 or 2009.

Selected financial information for PAS, the Company’s significant subsidiary at December 31, is highlighted below:

	2010	2009
	(In millions)
PAS
Total assets	$32	$51
Total liabilities	16	13
Net (loss) gain	$(3)	$13

Net Investment Income:

Net investment income, including accrual of discount and amortization of premiums, arose from the following sources for the years ended December 31:

	2010	2009
	(In millions)
Bonds	$89	$93
Affiliated mutual funds	3	2
Policy loans	6	6
Other	1	1

Total gross investment income	99	102
Less: investment expenses	(3)	(4)

Net investment income	$96	$98

B-74

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Net Realized Capital Losses from Investments:

Net realized losses from investments were derived from the following sources for the years ended December 31:

	2010	2009
	(In millions)
Bonds	$4	$(3)
Preferred Stocks	—	(1)
Investments in subsidiaries and affiliated mutual funds	—	(4)
Derivatives and other	(27)	(25)

Total net realized capital losses	(23)	(33)
Transfer (from) to IMR	(2)	1
Capital losses tax benefit	—	(6)

Net realized capital losses, net of tax and transfers (from) to IMR	$(25)	$(26)

Realized losses included $2 million for the year ended December 31, 2009, of pre-tax impairments for declines in fair value of investments that were considered to be other-than-temporary. These impairments were all credit related. No such losses were realized in 2010.

Derivative Financial Instruments:

The Company offers certain variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”). In order to minimize the volatility associated with the GMWB, the Company has established a hedge strategy to manage this risk. The Company uses Standard and Poors (“S&P”) 500 and U.S. Treasury futures contracts, which are exchange traded, to hedge market fluctuations of the Company’s GMWB product. Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company’s involvement, but not future cash requirement, as open positions are typically closed out prior to the delivery date of the contract. These contracts have a notional amount of $0.3 million and $0.2 million as of December 31, 2010 and 2009, respectively. The carrying amounts of these contracts are $0 million on these dates as the contracts are settled daily through a margin account as stated above.

Restricted Assets and Special Deposits:

Assets of $4 million at December 31, 2010 and 2009, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. These amounts are included in “Bonds” in the Statutory Basis Balance Sheets.

Repurchase Agreements:

The Company periodically enters into repurchase agreements whereby securities will be resold at a specified date and price. Assets of $15 million are included in the Statutory Basis Balance Sheets as “Cash, cash equivalents and short-term investments” as of December 31, 2010, and are subject to repurchase. There were no repurchase agreements outstanding as of December 31, 2009. The repurchase agreements had interest rates of 0.13% as of December 31, 2010 and matured on January 3, 2011. The Company’s policy requires a minimum of 102% of the fair value of the borrowed securities as collateral, calculated on a daily basis, in the form of either cash or securities. The collateral consists of one Federal Home Loan Bank Security with a par value of $14.8 million, a fair value (with accrued interest) of $15.3 million, and a coupon rate of 3.6%.

Information About Financial Instruments with off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk:

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. Because exchange-traded futures are processed through a regulated exchange and positions are marked to market on a daily basis, the Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

B-75

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The Company is required to establish collateral for any futures contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently uses U.S. Treasury Bonds to satisfy this collateral requirement.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. The Company’s financial instruments with off-balance sheet risk as December 31, 2010 and 2009 were $9 million and $5 million, respectively.

NOTE D—FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective for December 31, 2010 statutory accounting guidance adopted new reporting requirements around fair value measurements and the reporting of fair values. These new requirements are based on the fair value measurement and reporting requirements established in GAAP accounting guidance. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1—inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date. Assets in this category include affiliated mutual funds and actively traded registered mutual funds whether held directly by the general account of the Company or by a separate account sponsored by the Company.

Level 2—inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable. These types of instruments include affiliated mutual funds, preferred stocks and certain investments in registered mutual funds in which the fund holds instruments that are not actively traded and investments in non-registered collective investment funds.

Level 3—inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information. Instruments held in this category include fixed maturity instruments.

The estimated fair values presented have been determined using available information and valuation methodologies. The estimated fair value for financial instruments held by the Company was determined by management after considering the following sources of information: quoted market price, third party pricing vendors, independent broker quotations, or internal pricing models. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such amounts are management’s estimate of the value that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies from period to period based on available information and market conditions could have a material effect on the estimated fair values.

Bonds, Preferred Stocks and Affiliated Mutual Funds:

Estimated fair values for bonds and preferred stocks are based on values provided by a third party pricing vendor using primarily observable market inputs. Observable inputs include benchmark yields, reported trades, market dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.

Preferred stocks are carried at fair value if impaired during the reporting period or carried at the lower of cost or fair value based on the rating assigned by the SVO. At December 31, 2010, no bonds or preferred stocks were carried at fair value.

B-76

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Estimated fair value for affiliated mutual funds is determined using a quoted market price where available. When the Company cannot obtain a quoted market price directly, it relies on values provided by a third party pricing vendor, or values determined by estimates and assumptions based on internally derived information. The pricing vendor values these securities using observable market inputs, including reported trades, market dealer quotes, bids, offers and reference data. The fair value of affiliated mutual funds that was valued based on quoted market prices from an active market for that identical investment was $0.2 million at December 31, 2010. No affiliated mutual funds were valued based on quotes from third party pricing vendors for identical or similar investments in markets that are not active, nor were any fair values determined by using estimates and assumptions based on internally derived information.

Separate Account Assets and Liabilities:

The Company sponsors separate accounts that support certain products’ variable and group annuity and life insurance products that it sells. The assets that the separate accounts hold are reported at their fair value on the Company’s balance sheet. The separate accounts invest in various registered mutual funds and non-registered collective investments funds managed by RS investments and unaffiliated third parties. The fair value of these investments is based upon the reported net asset values (“NAVs”) as provided by the fund manager.

At December 31, 2010, registered mutual funds investments of $7,384 million were valued using quoted market prices available in active markets for identical assets. At December 31, 2010, non-registered collective investment funds investments of $700 million were valued based upon the reported net asset values as provided by the fund manager as they had no redemption restrictions or fees associated with them and they are open to new investors. There were no significant amounts of other types of investments held in the separate accounts as of December 31, 2010, where fair values were determined by using estimates and assumptions based on internally derived information.

December 31, 2010	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
	(In millions)
Assets at Fair Value
Separate Accounts Assets	$7,384	$700	$—	$8,084	$8,084

Total Assets at Fair Value	$7,384	$700	$—	$8,084	$8,084

There were no significant transfers into or out of level 1 and 2 during 2010.

December 31, 2009	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
	(In millions)
Assets at Fair Value
Impaired Bonds	$—	$—	$2	$2	$2
Impaired Preferred Stocks	—	1	—	1	1
Affiliated Mutual Funds	20	1	—	21	21
Separate Accounts Assets	6,490	504	—	6,994	6,994

Total Assets at Fair Value	$6,510	$506	$2	$7,018	$7,018

B-77

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The following tables summarize changes to the Company’s investments carried at fair value using significant unobservable inputs (Level 3) for the years ending December 31, 2010 and 2009:

December 31, 2010	Bonds	Separate Accounts	Total
(In Millions)
Fair Value, beginning of period	$2	$—	$2
Total gains or (losses) (realized or unrealized):
Included in net income	—	—	—
Included in surplus	—	—	—
Purchases, sales, issuances and settlements:			—
Purchases	—	—	—
Sales	—	—	—
Issuances	—	—	—
Settlements	—	—	—
Transfers into Level 3	—	—	—
Transfers out of Level 3	(2)	—	(2)

Fair Value, end of period	$—	$—	$—

There were no bond impairments in 2010.

December 31, 2009	Bonds	Separate Accounts	Total
	(In Millions)
Fair Value, beginning of period	$—	$12	$12
Total gains or (losses) (realized or unrealized):
Included in net income	—	—	—
Included in surplus	—	—	—
Purchases, sales, issuances and settlements:			—
Purchases	—	—	—
Sales	—	—	—
Issuances	—	—	—
Settlements	—	—	—
Transfers into Level 3	2	—	2
Transfers out of Level 3	—	(12)	(12)

Fair Value, end of period	$2	$—	$2

B-78

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

NOTE E—PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Gross deferred and uncollected insurance premiums represent premiums due to be received from policyowners through the next policy anniversary date. Net deferred and uncollected premiums represent only the portion of gross premiums related to mortality charges and interest. Deferred and uncollected premiums at December 31, 2010 and 2009 were as follows:

	2010
Type	Gross	Net of Loading
	(In millions)
Ordinary new business	$6	$6
Ordinary renewal	13	13
Group life renewal	1	1

	2009
Type	Gross	Net of Loading
	(In millions)
Ordinary new business	$22	$22
Ordinary renewal	13	13
Group life renewal	1	1

NOTE F—INCOME TAXES

Consolidated Federal Income Tax Return:

The Company’s federal income tax return is consolidated with the following entities:

•	The Guardian Life Insurance Company of America, Inc.

•	Park Avenue Life Insurance Company,

•	Sentinel American Life Insurance Company,

•	Family Service Life Insurance Company,

•	Managed Dental Care of California,

•	Managed DentalGuard of Texas,

•	Managed DentalGuard of New Jersey,

•	Innovative Underwriters Inc.,

•	Guardian Trust Company,

•	Berkshire Life Insurance Company of America

•	First Commonwealth, Inc. and its subsidiaries, and

•	American Financial Systems, Inc.

The Company is included in a consolidated federal income tax return with its parent company, The Guardian. The Company has a written agreement, approved by the Company’s Board of Directors, which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. Pursuant to this agreement, the Company has the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur, or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes.

The Internal Revenue Code limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group pursuant to a tax allocation agreement. In accordance with the tax allocation agreement, each qualifying member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating

B-79

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

losses and capital losses utilized in the consolidated group. Subsidiary tax liabilities/benefits are settled subsequent to the filing of the federal income tax return.

The Components of the net deferred tax asset at December 31, 2010 and 2009 were as follows:

Description	12/31/2010			12/31/2009			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In millions)
Gross deferred tax assets	$35	$8	$43	$33	$11	$44	$2	$(3)	$(1)
Valuation allowance	—	—	—	—	—	—	—	—	—

Adjusted deferred tax assets	35	8	43	33	11	44	2	(3)	(1)
(admitted and non-admitted)
Total of all deferred tax liabilities	20	—	20	12	—	12	8	—	8

Adjusted net deferred tax asset	15	8	23	21	11	32	(6)	(3)	(9)
Total of all adjusted deferred tax assets non-admitted in accordance with SSAP 10, Income Taxes	10	8	18	17	11	28	(7)	(3)	(10)

Admitted deferred tax asset	$5	$—	$5	$4	$—	$4	$1	$—	$1

B-80

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Results by tax character of paragraph 10a, 10b and 10c	12/31/2010			12/31/2009			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In millions)
• 10(a): Deferred tax assets reversing in one year, to the extent available for carryback	$—	$—	$—	$—	$—	$—	$—	$—	$—
• 10(b): Remaining one year reversal of deferred tax assets, to the extent of 10% of surplus	5	—	5	4	—	4	1	—	1
• 10(c): Remaining gross deferred tax assets, limited to deferred tax liabilities	20	—	20	12	—	12	8	—	8

Total	$25	$—	$25	$16	$—	$16	$9	$—	$9

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to be more likely than not to be realized. The Company’s management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

The Company did not elect to admit deferred tax assets pursuant to paragraph 10e under SSAP10R during 2010 or 2009.

Current Tax and Change in Deferred Tax:

Current income taxes incurred consist of the following major components at December 31, 2010 and 2009.

Description	2010	2009
	(In millions)
Current operations income tax (benefit)/expense	$(18)	$1
Prior year (overaccrual)/underaccrual	(11)	—
Contingent tax	(13)	(1)
Prior year refund	(3)

Current operations income tax benefit	(45)	—
Current capital losses income tax benefit	—	(4)
Prior year underaccrual/(overaccrual)	—	(2)

Current capital losses income tax benefit	—	(6)

Total current income tax benefit	$(45)	$(6)

B-81

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

At December 31, 2010, the Company recorded a current income tax receivable of $13 million and at December 31, 2009 a current income tax payable of $8 million, which are included in “Income tax receivable” and “Income tax payable”, respectively, in the Statutory Basis Balance Sheets.

The significant components of gross deferred tax assets (“DTAs”) and liabilities (“DTLs”) at December 31, 2010 and 2009 were as follows:

	2010	2009	Change	Character
	(In millions)
DTA’s Resulting from Book/Tax Differences In:
Reserves	$18	$16	$2	Ordinary
Proxy tax deferred acquisition cost (DAC)	16	17	(1)	Ordinary
AG 38 Reserve	1	—	1	Ordinary
Capital loss related to RIC liquidation	1	1	—	Capital
Unrealized loss on investments	6	7	(1)	Capital
Impaired securities	1	3	(2)	Capital

Total adjusted gross DTA’s	$43	$44	$(1)

DTA’s non-admitted	$18	$28	$(10)

DTLs Resulting from Book/Tax Differences In:
Market discount	$2	$2	$—	Ordinary
Reserves	18	10	8	Ordinary

Total DTL’s	$20	$12	$8

The change in net deferred income taxes is comprised of the following:

	2010	2009	Change
Total deferred tax assets	$43	$44	$(1)
Total deferred tax liabilities	20	12	8

Net deferred tax assets	$23	$32	(9)

Tax effect of unrealized gain			1

Change in net deferred income tax expense			$(8)

Contingent Tax Liabilities:

As of December 31, 2010, the Company had $4 million of unrecognized tax benefits and related interest expense, if recognized, all of which would affect the Company’s annual effective tax rate. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. For the years ending December 31, 2010 and 2009, the Company recognized approximately ($1) million and $1 million in interest and penalties. The Company has approximately $1 million and $2 million accrued for payment of interest and penalties at December 31, 2010 and 2009, respectively.

The Company files U.S. federal income tax returns along with various state and local income tax returns. The IRS is currently reviewing the Company’s U.S. income tax returns for the tax years 2006 through 2008.

B-82

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Changes in the amount of contingent tax liabilities for the years ended December 31 were as follows:

	2010	2009
	(In millions)
Balance, January 1	$15	$17
Additions for tax positions of the current year	1	1
Reductions for tax positions of prior years for:
Changes in judgement	—	(3)
Settlements during the period	(12)	—

Balance, December 31	$4	$15

Reconciliation of Federal Income Tax Rate to Actual Effective Rate:

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant book to tax adjustments causing this difference is the following:

	2010	Effective Tax Rate
	(In millions)
Provision calculated at statutory rate	$(10)	35%
Interest maintenance reserve	1	(4%)
Dividends received deduction	(8)	28%
AG 38 reserves	(1)	4%
Prior year refund	(3)	11%
Other, net	1	(4%)

Subtotal	(20)	70%
Contingent taxes	(13)	45%
Foreign tax credit	(1)	4%
Return to provision	(3)	11%

Total	$(37)	130%

Total current income tax benefit	$(45)	158%
Change in net deferred income taxes expense	8	(28%)

Total statutory income tax benefit	$(37)	130%

Operating Loss and Tax Credit Carryforwards:

At December 31, 2010 or 2009, the Company did not have any unused operating loss carryforwards to offset against future taxable income.

At December 31, 2010, the Company has $4 million in unused capital loss carryforwards which will expire in 2014.

The following are income taxes incurred in the current and prior years that are available for recoupment in the event of future net losses:

Year	Ordinary	Capital	Total
(In millions)
2010	$—	$—	$—
2009	—	—	—
2008	—	—	—

Total	$—	$—	$—

B-83

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The availability of tax-planning strategies resulted in an increase of the Company’s adjusted gross DTA and net admitted deferred tax assets by approximately 0% for tax purposes.

NOTE G—REINSURANCE CEDED

The Company enters into coinsurance, modified coinsurance and yearly renewable term agreements with affiliated companies and outside parties to provide for reinsurance of selected variable annuity contracts and group life and individual life policies. Under the terms of the modified coinsurance agreements, reserves related to the reinsured business and corresponding assets are held by the Company. Accordingly, policy reserves include $383 million and $350 million at December 31, 2010 and 2009, respectively, applicable to policies reinsured under modified coinsurance agreements. The reinsurance contracts do not relieve the Company of its primary obligation for policyowner benefits. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, the Company evaluates the financial condition of its reinsurers in order to minimize its exposure to losses from reinsurer insolvencies.

The effect of these reinsurance cession agreements on the components of the Company’s income from operations in the accompanying statutory statements of operations were as follows:

	2010	2009
	(In millions)
Premiums and annuity considerations	$(69)	$(87)
Commissions and other expenses	15	20
Reserve adjustments on reinsurance ceded and other income	(11)	(3)

Total Revenues	(65)	(70)

Policyholder and contract benefits	(46)	(51)
Increase in aggregate reserves	1	(22)
General insurance expenses	—	(1)

Total expenses	(45)	(74)

Net (loss) gain on operations from reinsurance ceded	$(20)	$4

NOTE H—RELATED PARTY TRANSACTIONS

General Operating Expense Agreement:

The Company is billed by The Guardian for all compensation and related employee benefits for those employees of The Guardian who are engaged in the Company’s business and for the Company’s use of The Guardian’s centralized services and agency force. The amounts charged for these services amounted to $115 million and $110 million in 2010 and 2009, respectively, which is in “General insurance expenses” in the Statutory Basis Statements of Operations, of which $13 million are included in “Due to parent and affiliates” in the Statutory Basis Balance Sheets at December 31, 2010 and 2009, respectively.

Investments:

A significant portion of the Company’s separate account assets is invested in affiliated mutual funds that are advised by RS Investments and sub advised by GIS (see Note A). Each of these funds has an investment advisory agreement with RS Investments. Separate account assets under management invested in affiliated mutual funds amounted to $2,860 million and $2,682 million as of December 31, 2010 and 2009, respectively.

The Company also maintains investments in affiliated mutual funds. These investments amounted to $0.2 million and $21 million at December 31, 2010 and 2009, respectively.

During 2010, the Company bought $1 million of shares in RS mutual funds. By the end of 2010, the Company sold most of the shares in the RS mutual funds for $25 million, resulting in a net realized loss of $0.4 million.

B-84

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

In 2008, The Company recorded an additional paid-in and contributed surplus from The Guardian of $22 million. The Company also recorded a $22 million capital contribution to PAS, which is included in “Due to parents and affiliates” in the Statutory Basis Balance Sheets at December 31, 2008. Both of these transactions settled in 2009 and there was no additional paid in capital recorded in 2009.

In January 2010, the Company received $20 million from PAS which was recorded as a return of capital. Subsequent to the receipt, these funds were transferred to The Guardian as a return of capital.

Administrative Services Agreement:

The Company has administrative services agreement with GIS and RS that provide for fee income to GIAC calculated based on the monthly/quarterly average assets of the affiliated mutual funds’ participation within GIAC’s variable insurance products separate accounts. For the years ended December 31, 2010 and 2009, such fee income amounted to $3 million, which is reflected in “Service fees” in the Statutory Basis Statements of Operations, of which $1 million are receivables and are included in “Due to parent and affiliates” in the Statutory Basis Balance Sheets at December 31, 2010 and 2009, respectively.

Reimbursement Agreement:

Effective March 1, 2010, the Company entered into a reimbursement agreement with GIS whereby GIS provides for administrative and distribution services to the RS International Growth Fund and RS Emerging Markets Fund (the “Funds”), whose sole investment sub-advisor is GBG (see Note A). For each year during which the Company receives a dividend from GBG, GIAC will reimburse GIS for dividends attributable to shares of the Funds that are not offered through the separate accounts and for which GIAC does not provide administrative services. The amount of such reimbursement will be calculated based on the average daily net assets of the Funds for the periods during which earnings have been accumulated that support the payment of such dividend or dividends. For the year ended December 31, 2010, the dividends received by the Company from GBG amounted to $3 million, which is included in “Net investment income” of which the Company reimbursed GIS $2 million, which is included in “Commissions and other expenses” in the Statutory Basis Statements of Operations.

Settlement of Intercompany Transactions:

In accordance with NAIC SAP, all transactions between related parties are required to have a written agreement that provides for a timely settlement of amounts owed, including a specific due date. Amounts over ninety days due are to be non-admitted along with any uncollected receivable from a related party that is not part of a written agreement. The Company has determined that written agreements are in place for all intercompany transactions and that these written agreements contain specific due dates. As of December 31, 2010, no intercompany receivable due to the Company is over ninety days past due.

NOTE I—SEPARATE ACCOUNTS

General Nature and Characteristics of Separate Account Business:

Separate and variable accounts held by the Company represent primarily funds for which there are no guarantees. The assets of the Company are carried at book value which approximates fair value.

In accordance with the products/transactions recorded within the separate accounts, all assets are considered legally insulated from the general account. The legal insulation of the separate accounts assets prevents such assets from being generally available to satisfy claims resulting from the general account.

As of December 31, 2010 and 2009, the Company’s separate accounts statement includes legally insulated assets of $8,084 million and $6,994 million, respectively.

In accordance with the products/transaction recorded within the separate accounts, some separate accounts liabilities are guaranteed by the general account.

B-85

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

As of December 31, 2010, the general account of the Company had a maximum guarantee for separate accounts liabilities of $250 million. To compensate the general account for the risk taken, the separate accounts have paid risk charges of $119 million for the year ending December 31, 2010.

For the year ended December 31, 2010, the general account of the Company had paid $0.03 million towards separate accounts guarantees.

The Company does not engage in securities lending transactions within the separate accounts.

Information regarding the separate accounts of the Company for December 31, 2010 and 2009 were as follows:

December 31, 2010	Guarantee less than/equal to 4%	Non- Guaranteed Separate Accounts	Total
	(In millions)
Premium, considerations or deposits for the year ended:
2010	$—	$1,173	$1,173

Reserves by valuation basis and withdrawal characteristics:
Market value	$—	$7,917	$7,917
Market value/not subject to discretionary withdrawals	—	18	18

Total reserves for separate accounts	—	7,935	7,935

Charges for investment management administration and contract guarantees	—	19	19
Accrued expense allowances	—	128	128

Total separate account liabilities	$—	$8,082	$8,082

December 31, 2009	Non indexed Guarantee less than/equal to 4%	Non- Guaranteed Separate Accounts	Total
	(In millions)
Premium, considerations or deposits for the year ended:
2009	$—	$1,172	$1,172

Reserves by valuation basis and withdrawal characteristics:
Market value	$—	$6,840	$6,840
Market value/not subject to discretionary withdrawals	—	18	18

Total reserves for separate accounts	—	6,858	6,858

Charges for investment management administration and contract guarantees	—	16	16
Accrued expense allowances	—	118	118

Total separate account liabilities	$—	$6,992	$6,992

B-86

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The following represents a reconciliation of net transfers from the Company to the separate accounts. Transfers are reported in the Summary of Operations of the Separate Account Annual Statement:

	2010	2009
	(In millions)
Transfers to separate accounts:
Nonindexed guarantee less than/equal to 4%	$—	$—
Non guaranteed separate accounts	1,173	1,172
Transfers from separate accounts:
Nonindexed guarantee less than/equal to 4%	—	—
Non guaranteed separate accounts	(1,192)	(1,036)

Net transfers (from) to separate accounts	(19)	136

Reconciling Adjustments:
Mortality and expense guarantees—variable	88	71
Administrative fees—variable annuity	25	16
Cost of insurance	21	22

Total adjustments	134	109

Net transfers to separate accounts as reported in the statutory basis statements of operations of the Company	$115	$245

NOTE J—ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of annuity actuarial reserves and deposit type contract funds and other liabilities without life or disability contingencies as of December 31, 2010 and 2009 were as follows:

December 31, 2010	Amount	Percentage of Total
	(In millions)
Subjected to discretionary withdrawal:
With market value adjustment	$70	0.77%
At book value less current surrender charge of 5% or more	217	2.39%
At fair value	7,434	81.74%

Total with adjustment or at market value	7,721	84.90%
At book value without adjustment (minimal or no charge or adjustment)	1,071	11.77%
Not subjected to discretionary withdrawal	303	3.33%

Total (gross)	9,095	100.00%
Reinsurance ceded	—	0.00%

Total (net)	$9,095	100.00%

B-87

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

December 31, 2009	Amount	Percentage of Total
	(In millions)
Subjected to discretionary withdrawal:
With market value adjustment	$69	0.85%
At book value less current surrender charge of 5% or more	245	3.03%
At fair value	6,390	79.02%

Total with adjustment or at market value	6,704	82.90%
At book value without adjustment (minimal or no charge or adjustment)	1,073	13.27%
Not subjected to discretionary withdrawal	310	3.83%

Total (gross)	8,087	100.00%
Reinsurance ceded	—	0.00%

Total (net)	$8,087	100.00%

NOTE K—LITIGATION

The Company is engaged in various legal actions arising out of its insurance and investment operations. In the opinion of management, any losses together with the ultimate liability resulting from such actions would not have a material adverse effect on the financial position or cash flows of the Company.

NOTE L—STATUTORY FINANCIAL INFORMATION

Applicable insurance department regulations require that the Company prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Delaware Department of Insurance.

Under the Delaware Insurance Law, the maximum amounts of distributions which can be made to the Company’s parent in any given year, without prior approval by the Delaware Commissioner of Insurance, is equal to the greater of (i) 10% of the Company’s surplus as of December 31 of the preceding calendar year, or (ii) the net gain from operations for the preceding calendar year (excluding realized investment losses). Any dividends paid, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus also requires the prior approval of the Delaware Commissioner of Insurance. At December 31, 2010, the maximum amount of dividends the Company could pay The Guardian in 2011 without prior approval from the state insurance regulatory authorities was $24 million.

The following reconciles the statutory net income of the Company as reported to the regulatory authorities to consolidated GAAP net income:

	2010	2009
	(In millions)
Statutory net income	$16	$10
Adjustments to reconcile to GAAP:
Net (loss) income of subsidiaries	(3)	13
Change in deferred policy acquisition costs	47	30
Future policy benefits	(7)	(20)
Reinsurance	(8)	4
Deferred federal income tax expense	(20)	(9)
Transfer from (to) interest maintenance reserve	2	(1)
Amortization of interest maintenance reserve	1	2

Consolidated GAAP net income	$28	$29

B-88

The Guardian Insurance & Annuity Company, Inc.

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The following reconciles the statutory capital and surplus of the Company as reported to the regulatory authorities to consolidated GAAP stockholder’s equity:

	2010	2009
	(In millions)
Statutory capital and surplus	$241	$236
Add (deduct) cumulative effect of adjustments:
Deferred policy acquisition costs	333	293
Elimination of asset valuation reserve	15	22
Future policy benefits	64	59
Establishment of additional deferred federal income taxes	(98)	(69)
Unrealized gains on investments	88	64
Separate account allowances	(128)	(118)
Other liabilities	(48)	(41)
Other, net	—	(1)

Consolidated GAAP stockholder’s equity	$467	$445

NOTE M—SUBSEQUENT EVENTS

The Company considers events occurring after the balance sheet date but prior to the issuance of the financial statements to be subsequent events requiring disclosure. There were no subsequent events for the year ended December 31, 2010.

B-89

The Guardian Insurance & Annuity Company, Inc.

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

SCHEDULE 1—SELECTED FINANCIAL DATA

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

	2010	Annual Statement References
Investment Income Earned		Exhibit of Net Investment Income
U.S. Government bonds	$416,056
Bonds exempt from U.S. tax	—
Other bonds (unaffiliated)	89,064,209
Bonds of affiliates	—
Preferred stocks (unaffiliated)	301,984
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	108,515
Common stocks of affiliates	2,960,036
Mortgage loans	—
Real estate	—
Contract loans	6,261,078
Cash, cash equivalents and short-term investments	107,531
Derivative instruments	—
Other invested assets	—
Aggregate write-ins for investment income	(5,401)

Total gross investment income	$99,214,008

Real Estate Owned—Statement Value	—	Schedule A

Mortgage Loans—Book Value:
Farm mortgages	$—	Schedule B
Residential mortgages	—
Commercial mortgages	—

Total mortgage loans	$—

Mortgage Loans by Standing—Book Value:
Good standing	$—	Schedule B
Interest overdue more than 3 months, not in foreclosure	—
Foreclosure in process	—

Total mortgage loans	$—

Other Long Term Invested Assets—Statement Value	15,949,124	Schedule BA, Part 1
Bonds and Stocks of Parents, Subsidiaries and Affiliates—Book Value	—	Schedule D, Summary by Country
Bonds	—
Preferred stocks	—
Common stocks	2,914,979

B-90

The Guardian Insurance & Annuity Company, Inc.

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

SCHEDULE 1—SELECTED FINANCIAL DATA

	2010	Annual Statement References
Bonds and Short Term Investments by Class & Maturity		Schedule D, Part 1A, Sec. 1
Bonds by Maturity—Statement Value
Due within one year or less	$237,272,383
Over 1 year through 5 years	1,280,992,208
Over 5 years through 10 years	200,745,263
Over 10 years through 20 years	31,330,542
Over 20 years	45,637,075

Total by Maturity	$1,795,977,471

Bonds by Class—Statement Value
Class 1	$937,782,194
Class 2	812,469,277
Class 3	39,809,962
Class 4	4,807,364
Class 5	1,108,524
Class 6	150

Total by Class	$1,795,977,471

Total Bonds Publicly Traded	1,558,665,122
Total Bonds Privately Placed	237,312,349
Preferred Stocks—Fair Value	3,010,880	Schedule D, Part 2, Sec. 1
Common Stocks—Fair Value	3,103,811	Schedule D, Part 2, Sec. 2
Short Term Investments—Book Value	3,199,194	Schedule DA, Part 1
Financial Options Owned—Statement Value	—	Schedule DB, Part A, Sec. 1
Financial Options Written and In Force—Statement Value	—	Schedule DB, Part A, Sec. 2
Financial Futures Contracts Open—Current Price	(73,889,445)	Schedule DB, Part B, Sec. 1
Cash on Deposit	(13,503,679)	Schedule E—Part 1

Life Insurance In Force		Exhibit of Life Insurance
Industrial	—
Ordinary	896,699,000
Credit Life	—
Group Life	39,016,000

Amount of Accidental Death Insurance In Force under Ordinary Policies	27,951,000	Exhibit of Life Insurance
Life Insurance Policies with Disability Provisions In Force		Exhibit of Life Insurance
Industrial	—
Ordinary	1,624,571,000
Credit Life	—
Group Life	370,602,000

B-91

The Guardian Insurance & Annuity Company, Inc.

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

SCHEDULE 1—SELECTED FINANCIAL DATA

	2010	Annual Statement References
Supplementary Contracts in Force		Exhibit of Number of Policies, Contracts Certificates, Income payable and Account Values In Force for Supplementary Contracts, Annuities, A& H and Other
Ordinary—Not Involving Life Contingencies
Amount on Deposit	—
Income Payable	—
Ordinary—Involving Life Contingencies
Income Payable	—
Group—Not Involving Life Contingencies
Amount on Deposit	—
Income Payable	—
Group—Involving Life Contingencies
Income Payable	—

Annuities—Ordinary		Exhibit of Number of Policies, Contracts Certificates, Income payable and Account Values In Force for Supplementary Contracts, Annuities, A& H and Other
Immediate—Amount of Income Payable
Deferred—Fully Paid Account Balance	6,441,970,502
Deferred—Not Fully Paid—Account Balance	6,441,970,502

Annuities—Group		Exhibit of Number of Policies, Contracts Certificates, Income payable and Account Values In Force for Supplementary Contracts, Annuities, A& H and Other
Amount of Income Payable	—
Fully Paid Account Balance	—
Not Fully Paid—Account Balance	2,022,767,854

Accident and Health Insurance—Premiums In Force
Ordinary	—
Group	—
Credit	—

Deposit Funds and Dividend Accumulations		Exhibit of Number of Policies, Contracts Certificates, Income Payable and Account Values In Force for Supplementary Contracts, Annuities, A & H and Other
Deposit Funds—Account Balance	151,368,348
Dividend Accumulations—Account Balance	—

B-92

The Guardian Insurance & Annuity Company, Inc.

INVESTMENTS OF REPORTING ENTITIES—APPENDIX A-001 AS OF DECEMBER 31, 2010

Section 2. Investment Risk Interrogatories

Answer the following interrogatories by stating the applicable U.S. dollar amounts and percentages of the reporting entity’s total admitted assets held in that category of investments.

1.	State the reporting entity’s total admitted assets as reported on page two of the annual statement $1,988,354,778.

2.	State the ten largest exposures to a single issuer/borrower/investment.

	Issuer	Description of Exposure	Amount	Percentage of Total Admitted Assets
a.	Kinder Morgan	Bonds	$18,199,911	0.9%
b.	Kraft Foods Inc.	Bonds	$17,158,980	0.9%
c.	Boeing Corp.	Bonds	$16,077,341	0.8%
d.	Park Avenue Securities	Other Invested Asset	$15,949,122	0.8%
e.	Comcast Corp.	Bonds	$15,045,014	0.8%
f.	Bank of New York	Bonds	$14,219,438	0.7%
g.	XTO Energy Inc.	Bonds	$14,215,951	0.7%
h.	Anheuser-Busch Cos. Inc.	Bonds	$13,916,970	0.7%
i.	General Mills Inc.	Bonds	$13,473,234	0.7%
j.	PNC Funding Corp.	Bonds	$13,326,620	0.7%

3.	State the amounts and percentages of the reporting entity’s total admitted assets held in bonds and preferred stocks by NAIC rating:

Bonds	Amount	Percentage of Total Admitted Assets	Preferred Stocks	Amount	Percentage of Total Admitted Assets
NAIC-1	$937,782,194	47.2%	P/RP-1	$—	0.0%
NAIC-2	$812,469,277	40.9%	P/RP-2	$—	0.0%
NAIC-3	$39,809,962	2.0%	P/RP-3	$4,000,000	0.2%
NAIC-4	$4,807,364	0.2%	P/RP-4	$—	0.0%
NAIC-5	$1,108,524	0.1%	P/RP-5	$—	0.0%
NAIC-6	$150	0.0%	P/RP-6	$—	0.0%

4.	Assets held in foreign investments:

a.	Are assets held in foreign investments less than 2.5% of the entity’s total admitted assets? Yes { } No {X}

b. Total admitted assets held in foreign investments	$155,380,739	7.8%
c. Foreign-currency-denominated investments	$—	0.0%
d. Insurance liabilities denominated in that same foreign currency	$—	0.0%

5.	Aggregate foreign investment exposure categorized by NAIC sovereign rating:

Countries rated NAIC-1	$150,595,083	7.6%
Countries rated NAIC-2	$4,785,656	0.2%
Countries rated NAIC-3 or below	$—	0.0%

B-93

The Guardian Insurance & Annuity Company, Inc.

INVESTMENTS OF REPORTING ENTITIES—APPENDIX A-001 AS OF DECEMBER 31, 2010

6.	Largest foreign investment exposures by country, categorized by the country’s NAIC sovereign rating:

Countries rated NAIC-1:
Country: United Kingdom	$56,518,933	2.8%
Country: Luxembourg	$25,024,322	1.3%
Countries rated NAIC-2:
Country: Panama	$3,256,244	0.2%
Country: Trinidad & Tobago	$1,529,412	0.1%
Countries rated NAIC-3 or below
Country:	$—	0.0%

7.	Aggregate unhedged foreign currency exposure:

8.	Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

i. Countries rated NAIC-1	$—	0.0%
ii. Countries rated NAIC-2	$—	0.0%
iii. Countries rated NAIC-3 or below:	$—	0.0%

9.	Largest unhedged foreign currency exposures by country, categorized by the country’s NAIC sovereign rating:

i. Countries rated NAIC-1:
Country:	$—	0.0%
Country:	$—	0.0%
ii. Countries rated NAIC-2:
Country:	$—	0.0%
Country:	$—	0.0%
iii. Countries rated NAIC-3 or below
Country:	$—	0.0%
Country:	$—	0.0%

10.	Ten largest non-sovereign (i.e. non-governmental) foreign issues:

	Issuer	NAIC Rating	3	4
1.	Diageo PLC	1FE	$12,363,079	0.6%
2.	Astrazeneca	1FE	$11,166,068	0.6%
3.	Electricite De France	1FE	$9,969,529	0.5%
4.	Arcelormittal	2FF	$9,466,972	0.5%
5.	Covidien Ltd.	1FE	$7,566,434	0.4%
6.	Vodafone Group	1FE	$7,045,175	0.4%
7.	Woodside Finance Ltd.	2FE	$6,997,223	0.4%
8.	BP PLC	1FE	$6,594,645	0.3%
9.	Crane Group Ltd.	2	$6,093,314	0.3%
10.	XL Capital Ltd.	2FE	$5,974,348	0.3%

B-94

The Guardian Insurance & Annuity Company, Inc.

INVESTMENTS OF REPORTING ENTITIES—APPENDIX A-001 AS OF DECEMBER 31, 2010

11.	State the amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure.

Are assets held in Canadian investments less than 2.5% of the reporting entity’s total admitted assets?    Yes  {  }     No  {X}

Total admitted assets held in Canada investments.	$58,939,005	3.0%

12.	State the aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions.

Are assets held in investments with contractual sales restrictions less than 2.5% of the reporting entities total admitted assets, detail not required?    Yes  {X}    No  {  }

13.	State the amounts and percentages of admitted assets held in the ten largest equity interests.

Are assets held in equity interests less than 2.5% of the reporting entity’s total admitted assets, detail not required?    Yes  {X}    No  {  }

14.	State the amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated privately placed equities.

Are assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entities total admitted assets, detail not required?    Yes  {X}    No  {  }

15.	State the amounts and percentages of the reporting entity’s total admitted assets held in general partnership interests:

Are assets held in general partnership interests less than 2.5% of the reporting entity’s total admitted assets, detail not required?    Yes  {X}    No  {  }

16.	State the amounts and percentages of the reporting entities total admitted assets held in mortgage loans:

Are mortgage loans reported in Schedule B less than 2.5% of the reporting entity’s total admitted assets, detail not required?    Yes  {X}    No  {  }

17.	State the amounts and percentages of the reporting entity’s total admitted assets held in each of the five largest investments in real estate:

Are assets held in real estate less than 2.5% of the reporting entity’s total admitted assets, detail not required?    Yes  {X}    No  {  }

18.	State the amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans:

Are assets held in mezzanine real estate loans less than 2.5% of the reporting entity’s total admitted assets, detail not required?    Yes  {X}    No  {  }

B-95

The Guardian Insurance & Annuity Company, Inc.

INVESTMENTS OF REPORTING ENTITIES—APPENDIX A-001 AS OF DECEMBER 31, 2010

19.	State the amounts and percentages of the reporting entity’s total admitted assets subject to the following types of agreements:

At End of Each Quarter (unaudited)
		At Year-End		1st Qtr	2nd Qtr	3rd Qtr
a.	Securities lending agreements (do not include assets held as collateral for such transactions)	$—	%	$—	$—	$—
b.	Repurchase agreements	$15,000,000	0.8%	$—	$15,000,000	$15,000,000
c.	Reverse repurchase agreements	$—	%	$—	$—	$—
d.	Dollar repurchase agreements	$—	%	$—	$—	$—
e.	Dollar reverse repurchase agreements	$—	%	$—	$—	$—

20.	State the amounts and percentages of the entity’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

	Owned		Written
a. Hedging	$—	%	$—	%
b. Income generation	$—	%	$—	%
c. Other	$—	%	$—	%

21.	State the amounts and percentages of the reporting entity’s total admitted assets of potential exposure for collars, swaps, and forwards:

At End of Each Quarter (unaudited)
		At Year-End		1st Qtr	2nd Qtr	3rd Qtr
a.	Hedging	$—	%	$—	$—	$—
b.	Income generation	$—	%	$—	$—	$—
c.	Replications	$—	%	$—	$—	$—
d.	Other	$—	%	$—	$—	$—

22.	State the amounts and percentages of the reporting entity’s total admitted assets of potential exposure for futures contracts:

At End of Each Quarter (unaudited)
		At Year-End		1st Qtr	2nd Qtr	3rd Qtr
a.	Hedging	$8,881,050	0.4%	$5,860,700	$14,853,400	$13,748,000
b.	Income generation	$—	%	$—	$—	$—
c.	Replications	$—	%	$—	$—	$—
d.	Other	$—	%	$—	$—	$—

B-96

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A-001 AS OF DECEMBER 31, 2010

Section 3.  Summary Investment Schedule

Investment Categories	Gross Investment Holdings*		Admitted Assets as Reported in the Annual Statement
	Amount	Percentage	Amount	Percentage
Bonds:
U.S. Treasury Securities	$11,854,459	0.62%	$11,854,459	0.62%
U.S. Government agency obligations (excluding mortgage-backed securities):
Issued by U.S. Government agencies	—	0.00%	—	0.00%
Issued by U.S. Government sponsored agencies	—	0.00%	—	0.00%
Non-U.S. Government (including Canada, excluding mortgage-backed securities):	—	0.00%	—	0.00%
Securities issued by states, territories and possessions and political subdivisions in the U.S.:
States, territories and possessions general obligations	8,505,288	0.45%	8,505,288	0.45%
Political subdivisions of states, territories and possessions and political subidivisions general obligations	11,776,139	0.62%	11,776,139	0.62%
Revenue and assessment obligations	17,336,727	0.91%	17,336,727	0.91%
Industrial development and similar obligations	—	0.00%	—	0.00%
Mortgage-backed securities (includes residential and commercial MBS):
Pass-through securities:
Issued or guaranteed by GNMA	17,191	0.00%	17,191	0.00%
Issued or guaranteed by FNMA and FHLMC	385,098	0.02%	385,098	0.02%
All other	—	0.00%	—	0.00%
CMOs and REMICs:
Issued or guaranteed by GNMA, FNMA, FHLMC or VA	136,632	0.01%	136,632	0.01%
Issued by non-U.S. Government issuers and collateralized by mortgage-backed securities issued or guaranteed by agencies as mentioned above	1,317,087	0.07%	1,317,087	0.07%
All other	28,840,038	1.51%	28,840,038	1.51%
Other debt and other fixed income securities (excluding short term):
Unaffiliated domestic securities (includes credit tenant loans and hybrid securities)	1,437,637,290	75.21%	1,437,637,290	75.21%
Unaffiliated non-U.S. securities (including Canada)	214,130,913	11.20%	214,130,913	11.20%
Affiliated securities	—	0.00%	—	0.00%

*	Gross Investment Holdings as valued in compliance with NAIC Accounting Practices & Procedures Manual

B-97

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A-001 AS OF DECEMBER 31, 2010

Section 3.  Summary Investment Schedule

Investment Categories	Gross Investment Holdings*		Admitted Assets as Reported in the Annual Statement
	Amount	Percentage	Amount	Percentage
Equity interests:
Investments in mutual funds	$—	0.00%	$—	0.00%
Preferred stocks:
Affiliated	—	0.00%	—	0.00%
Unaffiliated	4,000,000	0.21%	4,000,000	0.21%
Publicly traded equity securities (excluding preferred stocks):
Affiliated	—	0.00%	—	0.00%
Unaffiliated	188,832	0.01%	188,832	0.01%
Other equity securities:
Affiliated	2,914,979	0.15%	2,914,979	0.15%
Unaffiliated	—	0.00%	—	0.00%
Other equity interests including tangible personal property under lease:
Affiliated	—	0.00%	—	0.00%
Unaffiliated	—	0.00%	—	0.00%
Mortgage loans:
Construction and land development	—	0.00%	—	0.00%
Agricultural	—	0.00%	—	0.00%
Single family residential properties	—	0.00%	—	0.00%
Multifamily residential properties	—	0.00%	—	0.00%
Commercial loans	—	0.00%	—	0.00%
Real Estate Investments:
Property occupied by the Company	—	0.00%	—	0.00%
Property held for the production of income	—	0.00%	—	0.00%
Property held for sale	—	0.00%	—	0.00%
Contract Loans	105,722,198	5.53%	105,722,198	5.53%
Receivables for securities	177,923	0.01%	177,923	0.01%
Cash, cash equivalents and short term Investments	50,536,928	2.64%	50,536,928	2.64%
Other Invested Assets	15,949,124	0.83%	15,949,124	0.83%

Total Invested Assets	$1,911,426,846	100.00%	$1,911,426,846	100.00%

*	Gross Investment Holdings as valued in compliance with NAIC Accounting Practices & Procedures Manual

B-98

B-99

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.

We have audited the accompanying statutory basis balance sheets of The Guardian Insurance & Annuity Company, Inc as of December 31, 2010 and 2009, and the related statutory basis statements of operations, of changes in surplus, and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between such practices and accounting principles generally accepted in the United States of America are material; they are described in Note B.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2010 and 2009, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Schedule I—Selected Financial Data, Investment Risk Interrogatories, and Summary Investment Schedule of the Company as of December 31, 2010 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. The effects on the supplemental schedules of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the supplemental schedules do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2010 and for the year then ended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.

March 10, 2011

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

REPORT OF INDEPENDENT AUDITORS

Part C

ITEM 27:	Exhibits

The following exhibits:

(a)	Resolution of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing The Guardian Separate Account N		(1)

(b)	Custodian Agreements. Not Applicable.		N/A

(c)	Distribution Agreements.

	(c)(i)	Distribution and Service Agreement between GIAC and GIS (August 23, 1985)	(1)

	(c)(ii)	Field Representative Agreement (FRVUL)	(3)

	(c)(iii)	Agreement of Agency (FTAVUL)	(3)

	(c)(iv)	Agreement of General Agency (GAVULUL)	(3)

	(c)(v)	Memorandum of Agreement (CDM)	(3)

	(c)(vi)	Special Agreement of Agency (SPAG)	(3)

	(c)(vii)	Brokerage Agreement	(3)

	(c)(viii)	Form of GIAC Selling Agreement (08/08)	(3)

(d)	Specimen of the Flexible Premium Adjustable Variable Whole Life Insurance Policy		(6)

(e)	Applications

	(e)(i)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy.	(7)

	(e)(ii)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (Guaranteed and Simplified Issue cases)	(7)

(f)	Certification of Incorporation and By-Laws.

	(f)(i)	Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(ii)	Certificate of Amendment to the Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(iii)	By-laws of The Guardian Insurance & Annuity Company, Inc.	(1)

(g)	Reinsurance Agreements

	(g)(i)	Automatic YRT Reinsurance Agreement (GIAC - GLIC) (eff 1/1/2011)	(6)

(h)	Participation Agreements.

	(h)(i)	Aim Variable Insurance Funds (1998)	(2)

		(a) Amendments to Agreement (No. 1-5)	(2)

		(b) Amendment to Agreement (No. 6)	(3)

		(c) Amendment to Agreement (No. 7) (2008)	(2)

	(h)(ii)	Davis Variable Account Fund, Inc. (1999) (including Addenda 1-2)**	(2)

		(a) Addenda #3 to Agreement (July 2004)	(2)

		(b) Addenda #4 to Agreement	(2)

		(c) Addenda #5 to Agreement (2008)	(2)

	(h)(iii)	Fidelity Variable Insurance Products Fund (including amendments 1-3)	(2)

		(a) Amendment #4 to Agreement (2002)	(2)

		(b) Amendment #5 to Agreement (2005)	(2)

		(c) Amendment #6 to Agreement (2008)	(2)

	(h)(iv)	Gabelli Capital Series Funds, LLP (including first addendum-2001)	(2)

	(h)(v)	Janus Aspen Series (service shares) (2000)	(3)

		(a) Amendment to Agreement (2000)	(3)

		(b) Amendment to Agreement (2008)	(3)

	(h)(vi)	MFS Variable Insurance Trust** (2000)	(2)

		(a) Amendment to Agreement (Aug 2000)	(2)

		(b) Amendment to Agreement (Nov 2000)	(2)

		(c) Amendment to Agreement (2006)	(2)

		(d) Amendment to Agreement (2008)	(2)

	(h)(vii)	Alliance Variable Products Series Fund, Inc. (2002)	(2)

		(a) Amendment to Agreement (2008)	(2)

	(h)(viii)	Value Line, Inc. (2003)	(2)

		(a) Amendment to Agreement (2008)	(2)

	(h)(ix)	RS Variable Product Trust (2007)	(2)

		(a) Amendment to Agreement (2008)	(3)

		(b) Amendment to Agreement (2009)	(4)

	(h)(x)	Delaware (2004)	(3)

		(a) Amendment to Participation Agreement (2008)	(3)

	(h)(xi)	Franklin Templeton	(2)

		(a) Amendment No. 1 (2004)	(2)

		(b) Amendment No. 2 (2007)	(2)

		(c) Amendment No. 3 (2008)	(2)

	(h)(xii)	Van Kampen (2002)	(2)

		(a) Amendment No. 1 (2005)	(2)

		(b) Amendment No. 2 (2008)	(2)

	(h)(xiii)	American Century** (1998)	(2)

		(a) First Amendment	(2)

		(b) Second Amendment (2008)	(2)

		(c) Amendment No. 3 (2009)	(5)

	(h)(xiv)	Fred Alger (2000)	(3)

		(a) First Amendment	(3)

		(b) Second Amendment (2008)	(2)

	(h)(xv)	Black Rock	(4)

	(h)(xvi)	PIMCO / ALLIANZ (2009)	(4)

	(h)(xvii)	ALPS Advisors (Ibbotson) (2009)	(4)

	(h)(xviii)	Exhibit intentionally left blank	N/A

	(h)(xix)	Waddell & Reed, Inc. (IVY)** (2010)	(5)

	(h)(xx)	OppenheimerFunds (2009)	(5)

		(a) Amendment No. 1 (2010)	(5)

	(h)(xxi)	Legg Mason (2011)	(5)

	(h)(xxii)	Wells Fargo	(6)

(i)	Administrative Contracts

	(i)(i)	Amended and Restated Agreement for Services and Reimbursement Therefor between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc. (2007)	(1)

	(i)(ii)	Agreement for services between The Guardian Insurance & Annuity Company, Inc and American Financial Systems**	(2)

(j)	Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.:

	(j)(i)	D. Scott Dolfi	(7)

	(j)(iii)	Robert E. Broatch	(7)

	(j)(iv)	Michael Slipowitz	(7)

	(j)(vi)	Margaret W. Skinner	(7)

(k)	Legal Opinion.

	(k)(i)	Opinion of Richard T. Potter, Jr., Esq.	(7)

	(k)(ii)	Consent of Richard T. Potter, Jr., Esq.	(7)

(l)	Opinion and Consent of actuarial officers.		(7)

(m)	Calculation.		(7)

(n)	Consent of PricewaterhouseCoopers LLP		(7)

(o)	No financial statements are omitted.		N/A

(p)	Initial Capital Agreements.		N/A

(q)	Memorandum on the Policy’s Issuance. Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy for Flexible Premium Adjustable Variable Life Insurance Policy.		(6)

(1)	Incorporated by reference to the Registration Statement on Form N-6 filed by the Registrant on May 21, 2008 (File No. 333-151073; Accession No. 0001193125-08-120023)
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed by the Registrant on August 1, 2008 (File No. 333-151073; Accession No. 0001193125-08-163928)
(3)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6 filed by the Registrant on August 26, 2008 (File No. 333-151073; Accession No. 0001193125-08-184460)
(4)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-6 filed by the Registrant on April 27, 2010 (File No. 333-151073; Accession No. 0001193125-10-094621)
(5	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6 filed by the Registrant on April 27, 2011 (File No. 333-151073; Accession No. 0001193125-11-111532)
(6)	Filed herewith
(7)	To be filed by amendment
**	Certain financial information redacted as confidential

Item 28.	Directors and Officers of the Depositor

The following is a list of directors and principal officers of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the depositor of the Registrant. The principal business address of each director and officer is 7 Hanover Square, New York, New York 10004.

Name	Positions with GIAC
D. Scott Dolfi	Chairman, Director & President
Robert E. Broatch	Director
Michael Slipowitz	Director & Senior Vice President, Corporate Chief Actuary
Margaret W. Skinner	Director & Executive Vice President & Chief Distribution Officer
Tracy L. Rich	Executive Vice President, General Counsel and Corporate Secretary
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Michael B. Cefole	Senior Vice President, Profit Center Officer, Retirement Solutions
Barry I. Belfer	Senior Vice President & Treasurer
Richard T. Potter, Jr.	Senior Vice President & Counsel
Gordon Bailey	Vice President, Chief Financial Officer
Bruce P. Chapin	Vice President, Corporate Tax
James J. Consolati	Vice President, Retirement Services
Douglas Dubitsky	Vice President, Product Management
John H. Walter	Vice President & Director of Finance
Elizabeth Rogalin	Vice President & Chief Actuary, Retirement Solutions
Linda Senker	Second Vice President & Chief Compliance Officer

Item 29.	Persons Controlled by or under Common Control with Depositor or Registrant

The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America (“Guardian Life”), the parent company of GIAC, the Registrant’s depositor, as of June 30, 2011. Those entities that are indented under another entity are subsidiaries of that entity and, therefore, indirect subsidiaries of Guardian Life.

Name	State of Incorporation or Organization	Percent of Voting Securities Owned
The Guardian Insurance & Annuity Company, Inc.	Delaware	100%
Guardian Baillie Gifford Limited	Scotland	51%
Park Avenue Securities LLC	Delaware	100%
Guardian Investor Services LLC	Delaware	100%
RS Investment Management Co. LLC	Delaware	71.90%
Berkshire Life Insurance Company of America	Massachusetts	100%
Berkshire Acquisition LLC	Delaware	100%
Park Avenue Life Insurance Company	Delaware	100%
Family Service Life Insurance Company	Texas	100%
Sentinel American Life Insurance Company	Texas	100%
Managed Dental Care	California	100%
American Financial Systems, Inc.	Massachusetts	100%
Segurosevida.com, Inc.	Delaware	100%
SdeV.com	Delaware	100%
Sde V com, S de RL de CV	Mexico	99% (being dissolved)
AFS de Mexico Agente de Seguros, SA de CV	Mexico	99.99% (being dissolved)
eMoney Advisor Holdings, LLC	Delaware	65%
eMoney Advisor, LLC	Delaware	65% (indirectly owned)
First Commonwealth, Inc.	Delaware	100%
First Commonwealth Limited Health Services Corporation	Illinois	100%
First Commonwealth Limited Health Services Corporation	Wisconsin	100%
First Commonwealth of Illinois, Inc.	Illinois	100%
First Commonwealth of Missouri, Inc.	Missouri	100%
First Commonwealth Limited Health Service Corporation of Michigan	Michigan	100%
First Commonwealth Insurance Company	Illinois	100%
Managed DentalGuard, Inc.	Ohio	100%
Managed DentalGuard, Inc.	New Jersey	100%
Managed DentalGuard, Inc.	Texas	100%
Guardian CapCo, LLC	Delaware	100%
Lowe Capital Partners, LLC	Delaware	80%
Guardian LEIM, LLC	Delaware	100%
Lowe Enterprises Investment Management, LLC	Delaware	50%
Hanover Goodyear LLC	Delaware	100%
Hanover Acquisition II LLC	Delaware	100%
Innovative Underwriters, Inc.	New Jersey	100%
Guardian Quincy LLC	Delaware	100%
Hanover Acquisition LLC	Delaware	100%
Guardian Ledges LLC	Delaware	100%
Guardian Shores, LLC	Delaware	100%
RS High Yield Bond Fund	Massachusetts	62.21%
RS High Yield Bond VIP Series	Massachusetts	23.75%
RS High Yield Municipal Bond Fund	Massachusetts	30.61%
RS International Growth Fund	Massachusetts	13.53%
RS Capital Appreciation Fund	Massachusetts	12.10%
RS Global Growth Fund	Massachusetts	99.57%
RS Greater China Fund	Massachusetts	99.25%
RS Strategic Income Fund	Massachusetts	75.88%

The following list sets forth the entities directly controlled by GIAC for the benefit of various contract holders and, thus, indirectly controlled by Guardian Life, as of June 30, 2011,

Name	Place of Incorporation or Organization	Approximate Percentage of Voting Securities Owned by GIAC
RS Variable Products Trust	Massachusetts	100%

Item 30.	Indemnification

The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriters

(a) Guardian Investor Services LLC (“GIS”) is the principal underwriter of the Registrant’s variable life insurance polices and variable annuity contracts and it is also the principal underwriter of shares of:

The RS Variable Products Trust, a series trust consisting of the following series:

RS Emerging Markets VIP Series, RS Global Natural Resources VIP Series, RS High Yield VIP Series, RS International Growth VIP Series, RS Investment Quality Bond VIP Series, RS Large Cap Alpha VIP Series, RS Low Duration Bond VIP Series, RS Money Market VIP Series, RS Partners VIP Series, RS S&P 500 Index VIP Series, RS Small Cap Growth Equity VIP Series, and RS Value VIP Series.

The RS Investment Trust, a series trust consisting of the following series:

(i) Value Funds: RS Partners Fund, RS Value Fund, RS Large Cap Alpha Fund, RS Investors Fund, RS Global Natural Resources Fund, and RS Capital Appreciation Fund.

(ii) Growth Funds: RS Small Cap Growth Fund, RS Select Growth Fund, RS Mid Cap Growth Fund, RS Growth Fund, RS Technology Fund, and RS Small Cap Equity Fund;

(iii) International Funds: RS International Growth Fund, and RS Emerging Markets Fund, RS Global Growth Fund, RS Greater China Fund;

(iv) Fixed Income Funds: RS Investment Quality Bond Fund, RS Low Duration Bond Fund, RS High Yield Fund, RS Tax-Exempt Fund, RS High Yield Municipal Bond Fund, RS Floating Rate Fund, RS Strategic Income Fund, and RS Money Market Fund; and

(v) RS S&P 500 Index Fund.

All of the aforementioned funds and the series trust are registered with the SEC as open-end management investment companies under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, GIS is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts: The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Separate Account 1 and Separate Account 2 which are all registered as unit investment trusts under the 1940 Act.

(b) The following is a list of the managers and principal officers of GIS. The principal business address of each person is 7 Hanover Square, New York, New York 10004.

Name	Position(s) with GIS
Margaret W. Skinner	Manager & President
Robert E. Broatch	Manager
Michael Cefole	Manager & Chairman
Tracy L. Rich	Executive Vice President, General Counsel & Corporate Secretary
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Donald P. Sullivan, Jr.	Executive Vice President, Broker-Dealer,Equity Administration
Barry I. Belfer	Senior Vice President & Treasurer
Philip Eichinger	Senior Vice President & National Sales Manager of Mutual Funds
Richard T. Potter, Jr.	Senior Vice President & Counsel
John H. Walter	Senior Vice President, Equity Financial Management & Control
Andrew M. Shainberg	Vice President & Chief Compliance Officer, Broker Dealer
Bruce P. Chapin	Vice President, Corporate Tax
James J. Consolati	Vice President, Retirement Services
Philip Edelstein	Vice President, National Sales Manager
Gregg Forger	Vice President, Internal Sales
Colin Lake	Vice President, National Sales Manager
James Lake	Vice President, National Sales Manager
Dale W. Magner	Vice President, Retirement Product Sales
Kurt J. Shallow	Vice President, Risk Products Distribution
James Tracy	Vice President, Investment Research Group
Bryan S. Tutor	Vice President, Finance

(c) GIS, as the principal underwriter of the Registrant’s variable life contracts received, either directly or indirectly, the following commissions or other compensation from the Registrant during the last fiscal year.

Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
N/A	N/A	N/A	N/A

Item 32.	Location of Accounts and Records

Most of the Registrant’s accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant’s corporate records are also maintained by GIAC but are located at its Executive Office, 7 Hanover Square, New York, New York 10004.

Item 33.	Management Services

None.

Item 34.	Fee Representation

The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Act of 1940, the Registrant, The Guardian Separate Account N has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on August 25, 2011.

THE GUARDIAN SEPARATE ACCOUNT N
(Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
(Name of Depositor)

By:	/s/ Richard T. Potter, Jr.
Senior Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

/s/ D. Scott Dolfi	Chairman, Director and President
D. Scott Dolfi (Principal Executive Officer)

/s/ Margaret W. Skinner Margaret W. Skinner	Director and Executive Vice President and Chief Distribution Officer

/s/ Gordon Bailey Gordon Bailey (Principal Financial Officer)	Vice President, Chief Financial Officer

/s/ Michael Slipowitz Michael Slipowitz	Director and Senior Vice President, Corporate Chief Actuary

/s/ Robert E. Broatch	Director
Robert E. Broatch

Date: August 25, 2011

The Guardian Separate Account N

Exhibit Index

(d)	Specimen of the Flexible Premium Adjustable Variable Whole Life Insurance Policy		(1)

(e)	Applications

	(e)(i)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (fully underwritten cases)	(2)

	(e)(ii)	Form of Application for the Flexible Premium Adjustable Variable Whole Life policy (guaranteed and simplified underwriting cases)	(2)

(g)	Reinsurance Agreements		(1)

	(g)(i)	Automatic YRT Reinsurance Agreement (GIAC - GLIC) (eff 1/1/2011)

(h)(xxii)	Wells Fargo Participation Agreement		(1)

(j)	Powers of Attorney

	(j)(i)	D. Scott Dolfi	(2)

	(j)(ii)	Robert E. Broatch	(2)

	(j)(iii)	Michael Slipowitz	(2)

	(j)(iv)	Margaret W. Skinner	(2)

	(k)(i)	Opinion of Richard T. Potter, Jr., Esq.	(2)

	(k)(ii)	Consent of Richard T. Potter, Jr., Esq.	(2)

	(l)	Opinion and Consent of actuarial officers.	(2)

	(m)	Calculation	(2)

	(n)	Consent of PricewaterhouseCoopers LLP	(2)

	(q)	Memorandum on the policy’s Issuance. Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the policy for Flexible Premium Adjustable Variable Life Insurance Policy.	(1)

(1)	Filed herewith
(2)	To be filed by amendment